3/11

04010514

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BNP Paribas

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAR 11 2004

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3757   FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 3/11/04

82-3757

04 MAR 11 AM 7:21

BNP PARIBAS

AR/S
12-31-03

CONSOLIDATED FINANCIAL STATEMENTS

Results as at 31 December 2003

(unaudited)

DA

CONTENTS

CONSOLIDATED BALANCE SHEET

ASSETS

In millions of euros, at 31 December	2003	2002	2001
Interbank and money market items (note 3):			
Cash and amounts due from central banks and post office banks	5,287	9,884	3,489
Treasury bills and money market instruments (note 5)	106,671	83,990	81,462
Due from credit institutions	162,950	146,512	186,623
Total interbank and money market items	**274,908**	**240,386**	**271,574**
Customer items (note 4)			
Due from customers	201,611	204,719	214,819
Leasing receivables	20,362	20,622	20,088
Total customer items	**221,973**	**225,341**	**234,907**
Bonds and other fixed income instruments (note 5)	**55,005**	**41,964**	**56,062**
Equities and other variable income instruments (note 5)	**52,506**	**22,616**	**42,497**
Insurance company investments (note 6)	**62,275**	**57,154**	**56,210**
Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment (note 7)			
Investments in non-consolidated undertakings and other participating interests	2,160	5,872	3,027
Equity securities held for long-term investment	4,612	5,407	5,746
Total investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment	**6,772**	**11,279**	**8,773**
Investments in companies carried under the equity method			
Financial sector companies	1,436	1,557	1,507
Non-financial sector companies	195	238	376
Total investments in companies carried under the equity method (note 9)	**1,631**	**1,795**	**1,883**
Tangible and intangible assets (note 11)	**9,008**	**8,640**	**7,514**
Goodwill (note 12)	**5,578**	**6,547**	**4,489**
Accrued income and other assets (note 13)	**93,420**	**94,597**	**141,387**
Total assets	783,076	710,319	825,296
COMMITMENTS GIVEN			
Financing commitments given (note 23)	156,287	140,398	132,929
Guarantees and endorsements given (note 23)	56,865	60,226	79,943
Commitments related to securities to be delivered (note 23)	7,389	7,960	9,216
Insurance company commitments	1,297	914	668
Commitments incurred on forward and options contracts (note 24)	18,356,809	13,959,842	10,921,962

BNP PARIBAS GROUP

LIABILITIES AND SHAREHOLDERS' EQUITY

In millions of euros, at 31 December	2003	2002	2001
Interbank and money market items (note 14):			
Due to central banks and post office banks	60	159	202
Due to credit institutions	191,194	177,746	220,094
Total interbank and money market items	**191,254**	**177,905**	**220,296**
Customer items (note 15)	**210,621**	**195,569**	**216,096**
Debt securities:			
Retail certificates of deposit (note 15)	4,933	6,708	6,771
Interbank market securities (note 14)	1,025	1,025	1,670
Negotiable certificates of deposit (note 15)	67,014	64,913	63,575
Bonds, including short-term portion (note 16)	9,952	11,260	15,780
Other debt instruments	177	151	67
Total debt securities	**83,101**	**84,057**	**87,863**
Technical reserves of insurance companies (note 17)	**61,808**	**56,526**	**55,205**
Accrued expenses and other liabilities (note 18)	**184,820**	**145,836**	**199,224**
Badwill (note 12)	**18**	**22**	**25**
Provisions for contingencies and charges (note 19)	**4,045**	**4,144**	**4,853**
Subordinated debt (note 20)	**13,226**	**14,283**	**13,038**
Reserve for general banking risks (note 21)	**843**	**997**	**1,007**
Minority interests in consolidated subsidiaries (note 22)	**5,019**	**4,535**	**3,079**
Shareholders' equity (note 22):			
Share capital	1,806	1,790	1,772
Additional paid-in capital in excess of par and premium on acquisition	11,017	10,804	10,476
Retained earnings	11,737	10,556	8,344
Net income	3,761	3,295	4,018
Total shareholders' equity	**28,321**	**26,445**	**24,610**
Total liabilities and shareholders' equity	**783,076**	**710,319**	**825,296**
COMMITMENTS RECEIVED			
Financing commitments received (note 23)	43,976	21,536	22,355
Guarantees and endorsements received (note 23)	42,951	43,824	42,276
Commitments related to securities to be received (note 23)	7,852	15,037	11,090
Insurance company commitments	2,801	2,065	2,345

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	2003	2002	2001
Interest income	*27,174*	*31,606*	*39,303*
Interest expense	*(20,663)*	*(26,222)*	*(35,327)*
Net interest income (note 29)	6,511	5,384	3,976
Income on equities and other variable income instruments (note 32)	283	323	564
Commission income	*6,319*	*6,160*	*6,413*
Commission expense	*(2,026)*	*(1,982)*	*(2,029)*
Net commission income (note 33)	4,293	4,178	4,384
Net gains on trading account securities	4,407	4,687	6,296
Net gains on securities available for sale	190	139	223
Other banking income	*970*	*1,134*	*1,097*
Other banking expenses	*(880)*	*(911)*	*(766)*
Net other banking income	90	223	331
Underwriting result and net investment income of insurance companies (note 34)	1,658	1,440	1,308
Net income from other activities	503	419	368
Net banking income (note 39)	**17,935**	**16,793**	**17,450**
Operating expense:			
Salaries and employee benefits, including profit sharing (note 35)	(6,763)	(6,445)	(6,467)
Other administrative expenses	(3,764)	(3,892)	(3,889)
Total operating expense	(10,527)	(10,337)	(10,356)
Depreciation, amortisation and provisions on tangible and intangible assets	(758)	(618)	(577)
Gross operating income (note 39)	**6,650**	**5,838**	**6,517**
Net additions to provisions for credit risks and country risks (note 8)	(1,361)	(1,470)	(1,312)
Operating income (note 39)	**5,289**	**4,368**	**5,205**
Share of earnings of companies carried under the equity method (note 9)	131	80	228
Gains on long-term investments and changes in provisions (note 37)	912	903	1,125
Income before tax, non-recurring items, amortisation of goodwill and movements in the reserve for general banking risks	**6,332**	**5,351**	**6,558**
Net non-recurring expense (note 38)	(494)	(174)	(165)
Corporate income tax (note 40)	(1,481)	(1,175)	(1,817)
Amortisation of goodwill	(399)	(366)	(188)
Movements in the reserve for general banking risks	147	2	27
Minority interests	(344)	(343)	(397)
Net income	**3,761**	**3,295**	**4,018**
Basic earnings per share, in euros (1)	**4.31**	**3.78**	**4.64**
Diluted earnings per share, in euros (2)	**4.28**	**3.74**	**4.58**

(1) After the two-for-one share split.

(2) In accordance with Accounting Standards Committee (CRC) standard 99-07, earnings per share are also presented on a diluted basis, calculated in line with the method recommended by the French Accounting Board (OEC) in opinion No. 27. The method used to calculate diluted earnings per share also complies with IAS 33 "Earnings per share". Diluted earnings per share correspond to net income for the year divided by the weighted-average number of shares outstanding, adjusted for the maximum number of potential ordinary shares, corresponding to dilutive instruments. Stock options are taken into account in the calculation of diluted earnings per share by the treasury stock method which is also allowed under IAS 33.

CONSOLIDATED STATEMENT OF CASHFLOWS

In millions of euros	2003	2002	2001
Long-term sources of funds			
Funds provided from shareholders' equity			
From operations:			
Consolidated net income	4,105	3,638	4,415
Depreciation and amortisation	758	618	577
Net additions to provisions	1,200	1,764	1,557
Share of earnings of companies carried under the equity method	(131)	(80)	(228)
Total funds provided from operations	**5,932**	**5,940**	**6,321**
Dividends paid	(1,541)	(1,322)	(1,209)
Other changes in shareholders' equity:			
Group share	120	(2,482)	(2,008)
Minority interests	419	1,253	(25)
Decrease in reserve for general banking risks	(154)	(10)	(5)
(Decrease) increase in subordinated debt	(1,057)	1,245	1,293
Increase in shareholders' equity and other long-term capital	**3,719**	**4,624**	**4,367**
Funds provided from other sources:			
Increase (decrease) in interbank items (liabilities)	13,349	(42,391)	24,041
Increase (decrease) in customer deposits	15,052	(20,527)	43,219
(Decrease) increase in debt securities	(956)	(3,806)	12,138
Increase in technical reserves of insurance companies	5,282	1,321	1,112
Increase (decrease) in other financial items	40,001	(7,243)	25,775
Increase (decrease) in other sources of funds	**72,728**	**(72,646)**	**106,285**
Total increase (decrease) in sources of funds	**76,447**	**(68,022)**	**110,652**
Uses:			
Increase (decrease) in interbank items (assets)	11,790	(33,706)	51,319
(Decrease) increase in customer loans	(2,216)	(8,129)	5,551
Increase (decrease) in securities	63,104	(34,439)	57,007
Increase in insurance company investments	5,121	944	1,565
(Decrease) increase in long-term investments	(2,478)	5,564	(7,050)
Increase in tangible and intangible assets	1,126	1,744	2,260
Total increase (decrease) in uses of funds	**76,447**	**(68,022)**	**110,652**

NOTE 1 – ACCOUNTING POLICIES

The consolidated financial statements of the BNP Paribas Group have been prepared in accordance with French generally accepted accounting principles applicable in the banking industry.

YEAR-ON-YEAR COMPARISONS

The effect on opening shareholders' equity at 1 January 2002 of applying Comité de la Réglementation Comptable standard CRC 2000-06 concerning liabilities is not material. Application of the new standard does not affect comparisons of the three financial years presented in these consolidated financial statements.

Up until 30 September 2002, investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment were stated at the lower of cost and fair value, corresponding mainly to the average market price for the last 24 months or the market value determined as close as possible to the year-end, in the case of investments that have suffered a permanent impairment in value.
Since that date, fair value is determined based on available information using a multi-criteria valuation approach, including the discounted future cash flows, sum-of-the-digits and net asset value methods as well as analysis of ratios commonly used to assess future yields and exit opportunities for each line of securities (see note below on securities). The effect of this change of method on 2001 net income would not have been material.

Application by the BNP Paribas Group of decree no.2002-970 amending the Insurance Code and Comité de la Réglementation Comptable standard CRC 2002-09 concerning the use and accounting treatment of forward financial instruments by insurance companies did not have a material impact on opening shareholders' equity at 1 January 2003 and does not affect year-on-year comparisons.

Application of the opinion issued on 21 January 2004 by the Comité d'Urgence du Conseil National de la Comptabilité (French National Accounting Board Urgent Issues Taskforce) concerning the accounting treatment in the consolidated financial statements of the liquidity risk reserve pursuant to decree no.2003-1236 of 22 December 2003 dealing with the rules for setting up said reserve does not affect the Group's financial statements. In its consolidated financial statements, the Group has always set aside in full the liquidity risk reserve, both for its French and foreign subsidiaries.

Standard CRC 2002-10 relating to the depreciation, amortisation and impairment of assets - amended by an exposure draft approved by the Comité d'Urgence du CNC on 5 December 2003 - contains measures concerning the date and consequences of the standard's first-time application, which is compulsory from 1 January 2005.

The Group has not opted for early application and is not affected by the applicable transitional measures relating to provisions for major repairs. Moreover, as the Group does not record provisions for major repairs based on multi-year programmes, this standard has no impact on the Group's financial statements.

Standard CRC 2002-03 dealing with credit risks, the classification methods to be applied to doubtful and restructured loans, and loan restructurings at below market rates of interest, has been adopted as from 1 January 2003, based on the related opinions issued by the Comité d'Urgence du CNC. For the BNP Paribas Group, the effect of applying this method was a reduction in opening shareholders' equity at 1 January 2003 of EUR 33 million after tax, corresponding to the difference between the new interest rate on restructured loans classified as sound and the lower rate between the original rate of interest and the market rate prevailing on the restructuring date. The discounted interest differential will be taken into account in determining the effective rate of interest on the loans concerned. Application of the new standard led to the reclassification under doubtful loans of EUR 540 million worth of loans previously considered as giving rise to a country risk. The loans in question consist of restructured loans that are once again in default. The corresponding provisions, in the amount of EUR 273 million, which were previously included in provisions for country risks, were reclassified in 2003 under provisions for specific risks (note 8).

The Comité d'Urgence's opinion dated 21 January 2004 provides guidelines on the accounting treatment of the consequences of certain provisions of the Pensions Reform Act (Act no. 2003-775 dated 21 August 2003). Under the new rules, employees can elect to retire before the age of 65, but cannot be required to do so by their employer. The statutory retirement bonus payable when they retire is subject to payroll taxes. Previously, retirement bonuses paid to employees who retired at their employer's request were exempt from payroll taxes. The actuarial assumptions used to calculate the related benefit obligation have been revised to take account of these changes, leading to an additional cost of EUR 229 million provided for in full in 2003, in accordance with Group policies.

PRINCIPLES AND BASIS OF CONSOLIDATION

SCOPE OF CONSOLIDATION

The consolidated financial statements include the financial statements of BNP Paribas and of all subsidiaries whose financial statements are material in relation to the consolidated financial statements of the Group as a whole. Subsidiaries are considered as being material if they contribute over EUR 8 million to consolidated net banking income, EUR 4 million to gross operating income or income before tax and amortisation of goodwill or EUR 40 million to total consolidated assets. Companies that hold shares in consolidated companies are also consolidated.

Entities over which a Group company exercises de facto control, by virtue of contractual provisions or provisions of the entity's bylaws, are consolidated even in cases where the Group does not hold an interest in their capital. However, entities in which powers are not exercised in the sole interests of a Group company but in a fiduciary capacity on behalf of third parties and in the interests of all of the parties involved, none of which exercises exclusive control over the entity, are not consolidated.

De facto control is considered as being exercised when more than one of the following three criteria are met:

- The Group has decision-making and management powers over the routine operations or the assets of the entity, as evidenced in particular by the power to wind up the business, amend its articles of association or formally oppose any such amendments;
- The Group is entitled to all or the majority of the entity's profits, whether distributed or appropriated to reserves, and has the right to sell one or several assets and to benefit from any assets remaining after the entity has been liquidated;
- The Group is exposed to the majority of the risks relating to the entity. This is the case if a Group company gives a guarantee to external investors, in order to significantly reduce those investors' risk.

The first of the above three criteria is critical to assessing whether de facto control is exercised over entities set up in connection with the sale of proprietary loan portfolios, including *fonds communs de créances* (securitization funds) governed by French law and foreign entities offering equivalent guarantees to those existing in France.

Entities whose shares have been acquired exclusively with a view to their subsequent disposal are not consolidated. This is the case of shares which are intended to be sold in connection with the active management of the portfolio held by BNP Paribas Capital. Additionally, if the Group's ability to control the operating policies and assets of a subsidiary or affiliate is severely and permanently restricted, the subsidiary or affiliate is not consolidated. Shares in these companies are recorded in the consolidated balance sheet under "Investments in non-consolidated undertakings and other participating interests".

CONSOLIDATION METHODS

- **Fully-consolidated Companies**

Subsidiaries over which the Group exercises exclusive control are fully consolidated, including subsidiaries whose financial statements are presented in a different format and which are engaged in a business that represents an extension of the Group's banking and financial services businesses or a related business, including insurance, real estate investment, real estate development and data processing services.

Exclusive control is considered as being exercised in cases where the Group is in a position to manage the subsidiary's financial and operating policies with a view to benefiting from its business, as a result of:

- direct or indirect ownership of the majority of voting rights of the subsidiary;

- the designation in two successive years of the majority of the members of the Board of Directors, Supervisory Board or equivalent. This is considered to be the case if a Group company holds over 40% of the voting rights during the two-year period and no other shareholder holds a larger percentage, directly or indirectly;

- the right to exercise dominant influence over the subsidiary by virtue of contractual provisions or provisions of the bylaws, provided that the Group company exercising the dominant influence is a shareholder or partner of the subsidiary. Dominant influence is considered as being exercised in cases where the Group company is in a position to use or decide on the utilisation of the subsidiary's assets, liabilities or off balance sheet items as if they were its own. In the absence of contractual provisions or provisions of the bylaws, a Group company is considered as exercising dominant influence over a credit institution in cases where it holds at least 20% of the voting rights and no other shareholder or group of shareholders holds a larger percentage.

- **Proportionally-consolidated Companies**

Jointly-controlled companies are consolidated by the proportional method. Joint control is considered as being exercised in cases where the concerned company is managed jointly by a limited number of shareholders or partners which together determine the company's financial and operating policies.

- **Companies Accounted for by the Equity Method**

Companies in which the Group exercises significant influence over financial and operating policies without having control are accounted for by the equity method. Significant influence may be exercised through representation on the Board of Directors, Supervisory Board or equivalent, or participation in strategic decisions, or as a result of significant business dealings with the company, or exchanges of management personnel or technical dependence. Significant influence over financial and operating policies is considered as being exercised in cases where the Group holds at least 20% of the voting rights, directly or indirectly.

Companies that are less than 20% owned are not consolidated except in cases where they constitute a strategic investment and the Group effectively exercises significant influence. This is the case of companies developed in partnership with other groups, where the BNP Paribas Group participates in strategic decisions affecting the company as a member of the Board of Directors, Supervisory Board or equivalent, exercises influence over the company's operational management by supplying management systems or decision-making aids and provides technical assistance to support the company's development.

CONSOLIDATION PRINCIPLES

Cost of Shares in Consolidated Companies, Goodwill, Valuation Adjustments

- **Cost of Shares in Consolidated Companies**

The cost of shares in consolidated companies is equal to the purchase price paid to the vendor by the buyer plus material transaction costs, net of the corresponding tax savings.

- **Goodwill**

Goodwill, corresponding to the difference between the cost of shares in consolidated companies and the Group's equity in the assets, liabilities and off balance sheet items of the company at the date of acquisition, after valuation adjustments, is amortised by the straight-line method over the estimated period of benefit, not to exceed 20 years. The amortisation period is determined on a case-by-case basis depending on the specific conditions relating to each acquisition.

- **Valuation Adjustments**

Valuation adjustments, corresponding to the difference between the amount of assets, liabilities and off balance sheet items of the acquired company as restated according to Group accounting policies and their book value in the accounts of the acquired company, are recorded in the consolidated balance sheet in accordance with generally accepted accounting principles applicable to the items concerned.

Valuation adjustments of assets and liabilities of companies accounted for under the equity method are included in "Investments in companies carried under the equity method".

Change in Percent Interests in Consolidated Companies

In the case of an increase in the Group's percent interest in a consolidated company, additional goodwill is recorded and amortised by the method described above. If the Group's percent interest is reduced without resulting in the subsidiary being deconsolidated, a corresponding percentage of the unamortised goodwill is written off. This is the case, in particular, following a capital transaction that has the effect of diluting the interest of the company holding the shares.

Intercompany Balances and Transactions

Income and expenses on material intercompany transactions involving fully or proportionally consolidated companies or companies accounted for by the equity method are eliminated in consolidation. Intercompany receivables, payables, commitments, income and expenses between fully or proportionally consolidated companies are also eliminated.

Lease Financing

Finance leases where the Group is lessor are recorded in the consolidated balance sheet under "Leasing receivables" in an amount corresponding to the net investment in the lease and not the net book value in the individual company accounts determined in accordance with legal and tax rules. Lease payments are analysed between amortisation of the net investment and interest income.

Deferred taxes are recorded on the total difference between accumulated book depreciation of the leased assets and accumulated amortisation of the net investment in the lease. This difference is recorded under "Shareholders' equity" net of deferred taxes.

NOTE 1 (CONT'D) – ACCOUNTING POLICIES

Foreign Currency Translation

All monetary and non-monetary assets and liabilities of foreign subsidiaries and branches that are denominated in foreign currencies are translated at the year-end exchange rate. Differences arising from the translation of profit and loss account items of foreign subsidiaries at the average rate for the year and the year-end rate are recorded in shareholders' equity, under "Cumulative translation adjustment", net of minority interests. The same accounting treatment is applied to differences arising from the translation of capital made available to foreign branches. Differences arising from the translation of the results of foreign branches are treated as operating positions that can be repatriated and are therefore recognised in the consolidated profit and loss account.

BNP Paribas Shares Held Within the Group

BNP Paribas shares held within the Group are valued and accounted for as follows:

- Shares acquired in order to stabilise the share price or in connection with index trading and arbitrage transactions are recorded under "Trading account securities" at their market price.

- Shares held for allocation to employees are recorded at the lower of cost and market price under "Securities available for sale". Where appropriate, a provision is booked for the difference between the cost of the shares and the exercise price of the related employee stock purchase options.

- Shares not acquired specifically for any of the above purposes or that are intended to be cancelled are deducted from consolidated shareholders' equity at cost. If the shares are subsequently sold instead of being cancelled, the gain or loss on disposal and the corresponding tax are posted to retained earnings.

Consolidation of Insurance Companies

The Group has adopted standard CRC 2000-05 requiring the application of the new French consolidation principles by insurance companies, with effect from 1 January 2001.

The financial statements of insurance companies, prepared according to these standards, are also used for BNP Paribas consolidation purposes. The balance sheet, profit and loss account and off balance sheet items of fully consolidated insurance subsidiaries are included under similar captions in the consolidated financial statements, with the exception of the following items:

- **Insurance company investments**

The investments of insurance companies include admissible assets related to unit-linked business, as well as property investments and various other investments, including shares in related companies, related to life and other business. Property investments are stated at cost, excluding transaction costs. Buildings are depreciated over their estimated useful lives. Admissible assets related to unit-linked business are stated at the realisable value of the underlying assets at the year-end. Fixed or variable income marketable securities are stated at cost. Fixed income securities are valued and accounted for using the same method as debt securities held to maturity. However, when the market value of listed variable income securities permanently remains more than 20% below their net book value (30% for securities traded on volatile markets) for a period of over six months, an analysis is carried out to ascertain whether or not it is necessary to record a provision for permanent impairment in value. If such a provision is considered necessary, it is calculated based on the realisable value of the securities concerned. Realisable value is determined using a multi-criteria approach including the discounted future cash flows and net asset value methods, as well as analysis of ratios commonly used to assess future yields and exit opportunities. The valuation is performed separately for each line of securities, taking into account the planned holding period. Securities held for sale are written down to their probable realisable value, based on stock market prices, where appropriate.

In addition, if the aggregate book value of property and variable income instruments is higher than their aggregate market value, a reserve is set up for the difference. This reserve is set up for all net unrealised gains on the assets concerned.

- **Technical reserves of insurance companies**

Technical reserves correspond to the insurance company's commitments towards policyholders and the insured. Technical reserves for unit-linked business are determined based on the value of the underlying assets at the year-end. Life premium reserves consist primarily of mathematical reserves corresponding to the difference between the present value of the insurer's commitments and those of the policyholder, taking into account the probability of their settlement. Non-life technical reserves include unearned premium reserves (corresponding to the fraction of written premiums relating to the following year or years) and outstanding claims reserves, which include reserves for claims handling costs.

In the individual statutory accounts of Group insurance companies, a capitalisation reserve is set up at the time of sale of amortisable securities, in order to defer part of the net realised gain and thus maintain the yield-to-maturity of the portfolio of admissible assets. In the consolidated financial statements, the bulk of this reserve is reclassified under "Policyholders' surplus".

Policyholders' surplus also includes the funds set aside to top up the return offered to holders of life insurance policies in future years, as necessary.

- **Underwriting Result and Net Investment Income of Insurance Companies**

This caption mainly includes earned premiums, paid claims and changes in outstanding claims reserves, and net investment income, excluding profits on intercompany transactions with Group banking entities.

OTHER SIGNIFICANT ACCOUNTING POLICIES

INTERBANK AND MONEY MARKET ITEMS, CUSTOMER ITEMS

Amounts due from credit institutions include all subordinated and unsubordinated loans made in connection with banking transactions with credit institutions, with the exception of debt securities. They also include assets purchased under resale agreements, whatever the type of assets concerned, and receivables corresponding to securities sold under collateralised repurchase agreements. They are broken down between demand loans and deposits and term loans and time deposits.

Amounts due from customers include loans to customers other than credit institutions, with the exception of loans represented by debt securities issued by customers, assets purchased under resale agreements, whatever the type of assets concerned, and receivables corresponding to securities sold under collateralised repurchase agreements. They are broken down between commercial loans, customer accounts in debit and other loans.

Outstanding loans and confirmed credit facilities are analysed between sound loans – including sound restructured loans – and doubtful loans. The same analysis is performed for credit risks attached to forward financial instruments whose present value represents an asset for the Group.

Credit risks on outstanding loans and confirmed credit facilities are monitored using an internal rating system, based on two key parameters: the probability of default by the counterparty, expressed as a rating, and the overall recovery rate determined by reference to the type of transaction. There are 12 counterparty ratings, ten covering sound loans and two corresponding to doubtful loans and loans classified as irrecoverable.

Doubtful loans are defined as loans where the bank considers that there is a risk of borrowers being unable to honour all or part of their commitments. This is considered to be the case of all loans on which one or more instalments are more than three months past-due (six months in the case of real estate loans and 12 months for loans to local governments), as well as loans for which legal collection procedures have been launched. When a loan is classified as doubtful, all other loans and commitments to the debtor are automatically assigned the same classification.

A provision is booked on these loans, in an amount corresponding to the portion of the outstanding principal that is not expected to be recovered plus unpaid interest. In all cases, the provision at least covers the total amount of accrued interest, unless the value of the guarantees held by the bank covers the principal and all or part of the interest due. Guarantees include mortgages and pledges on assets, as well as credit derivatives acquired by the Bank as a protection against credit losses.

In the case of doubtful loans where the debtor has resumed making regular payments in accordance with the original repayment schedule, the loan is reclassified as sound. Doubtful loans that have been restructured are also reclassified as sound, provided that the restructuring terms are met. If a restructured loan reclassified as sound is not at market terms, it is recorded in a separate account at nominal value less a discount corresponding to the difference between the expected future cash flows calculated at the new interest rate and the lower rate between the original rate of interest and the market rate prevailing at the time of the restructuring. If any instalments on a restructured loan are not paid, whatever the terms of the restructuring, the loan is permanently reclassified as irrecoverable.

Small loans to private individuals in France which have been the subject of a "Neiertz Act" restructuring (loans to consumers who have accumulated unmanageable levels of debt) are reclassified as sound only when the account manager is satisfied that the client will be able to fulfil his or her repayment commitments until the entire loan has been repaid. No discount is applied to loans that are reclassified as sound, mainly by the specialised credit companies. However, a statistical provision is recorded, based on the estimated risk of losses. This provision is at least equal to the sum of the discounts that would have been deducted from the loans' carrying value.

Irrecoverable loans include loans where an event of default has occurred, restructured loans where the borrower has once again defaulted and loans classified as doubtful for more than one year that are in default and are not secured by guarantees covering substantially all of the amount due.
Irrecoverable loans are written off when all legal and other avenues open to the Bank to secure payment of the amounts due have been exhausted.

Interbank and customer items are stated at their nominal value plus accrued interest. Discounts on restructured loans calculated as described above are deducted from the carrying value of the loan and amortised over the remaining life of the loan by the yield-to-maturity method.

Provisions for credit risks on assets are deducted from the carrying value of the assets. Provisions recorded under liabilities include provisions related to off balance sheet commitments, provisions for losses on interests in real estate development programmes, provisions for claims and litigation, provisions for unidentified contingencies and provisions for unforeseeable industry risks.

Additions to and recoveries of provisions, write-offs of bad debts, recoveries on loans covered by provisions and discounts calculated on restructured loans are recorded in the profit and loss account under "Net additions to provisions for credit risks and country risks", with the exception of additions to provisions for accrued interest on non-performing loans which are included in net banking income together with the interest accrual. Amortisation of discounts on restructured loans, calculated by the yield-to-maturity method, is included in net banking income along with the interest on the loans.

Accrued interest is recorded periodically on sound loans – including restructured loans – and on doubtful loans that are not classified as irrecoverable. Interest on doubtful loans classified as irrecoverable is recorded in the profit and loss account on a cash basis.

SECURITIES

The term "securities" covers interbank market securities (mainly promissory notes and mortgage notes); Treasury bills and negotiable certificates of deposit; bonds and other fixed income instruments (whether fixed- or floating-rate); and equities and other variable income instruments.

In application of standard CRC 2000-02, securities are classified as "Trading account securities", "Securities available for sale", "Equity securities available for sale in the medium-term", "Debt securities held to maturity", "Equity securities held for long-term investment", "Other participating interests", and "Investments in non-consolidated undertakings". Investments in companies carried under the equity method are recorded on a separate line of the consolidated balance sheet.

Where a credit risk has occurred, fixed income securities held in the "available for sale" or "held to maturity" portfolio are classified as doubtful, based on the same criteria as those applied to doubtful loans and commitments.
Variable income securities may also be classified as doubtful if an issuer default risk has occurred. This is the case, in particular, where the issuer has filed for bankruptcy.

When securities exposed to counterparty risk are classified as doubtful and the related provision can be separately identified, the corresponding charge is included in "Provisions for credit risks and country risks".

- **Trading Account Securities**

Securities held for up to six months are recorded under "Trading account securities" and valued individually at market. Changes in market values are posted to income.

- **Securities available for sale**

This category includes securities held for at least six months, but which are not intended to be held on a long-term basis.

Bonds and other fixed income instruments are valued at the lower of cost (excluding accrued interest) and probable market value, which is generally determined on the basis of stock market prices. Accrued interest is posted to the profit and loss account under "Interest income on bonds and other fixed income instruments".

The difference between cost and the redemption price of fixed income securities purchased on the secondary market is prorated over the life of the securities and posted to the profit and loss account. In the balance sheet, their carrying value is amortised to their redemption value over their remaining life.

Equities are valued at the lower of cost and probable market value, which is generally determined on the basis of stock market prices, for listed equities, or the BNP Paribas Group's share in net assets calculated on the basis of the most recent financial statements available, for unlisted equities. Dividends received are posted to income under "Income on equities and other variable income instruments" on a cash basis.

The cost of sold securities available for sale is determined on a first in, first out (FIFO) basis. Disposal gains or losses and additions to and reversals of lower of cost and market provisions are reflected in the profit and loss account under "Net gains on sales of securities available for sale".

- **Equity Securities Available for Sale in the Medium-Term**

This category corresponds to investments made for portfolio management purposes, with the aim of realising a profit in the medium term without investing on a long-term basis in the development of the issuer's business. "Equity securities available for sale in the medium-term" include venture capital investments.

"Equity securities available for sale in the medium-term" are recorded individually at the lower of cost and fair value. Fair value takes into account the issuer's general development outlook and the planned holding period. The fair value of listed stocks corresponds primarily to the average stock market price determined over an appropriately long period.

- **Debt securities held to maturity**

Fixed income securities (mainly bonds, interbank market securities, Treasury bills and other negotiable debt securities) are recorded under "Debt securities held to maturity" to reflect the BNP Paribas Group's intention of holding them on a long-term basis, in principle to maturity. Bonds classified under this heading are financed by matching funds or hedged against interest rate exposure to maturity.

The difference between cost and the redemption price of these securities is prorated over the life of the securities in the profit and loss account. In the balance sheet, their carrying value is amortised to their redemption value over their remaining life.

Interest on debt securities held to maturity is posted to income under "Interest income on bonds and other fixed income instruments".

A provision is made when a decline in the credit standing of an issuer jeopardises redemption at maturity.

- **Equity securities held for long-term investment**

This category includes shares and related instruments that the BNP Paribas Group intends to hold on a long-term basis in order to earn a satisfactory long-term rate of return without taking an active part in the management of the issuing company but with the intention of promoting the development of lasting business relationships by creating special ties with the issuer.

"Equity securities held for long-term investment" are recorded individually at the lower of cost and fair value. Fair value is determined based on available information using a multi-criteria valuation approach, including the discounted future cash flows, sum-of-the-digits and net asset value methods as well as analysis of ratios commonly used to assess future yields and exit opportunities for each line of securities. For simplicity, listed securities acquired for less than EUR 10 million may be valued based on the average stock market price over the last three months.

Gains and losses on sales of equity securities held for investment and provision movements are reported in the profit and loss account under "Gains (losses) on disposals of long-term assets".

Dividends received are posted to income under "Income on equities and other variable income instruments" on a cash basis.

- **Non-Consolidated Undertakings and Other Participating Interests**

This category includes affiliates in which the Group exercises significant influence over management and investments considered strategic to the Group's business development. This influence is deemed to exist when the Group holds an ownership interest of at least 10%.

Investments in non-consolidated undertakings and other participating interests are recorded individually at the lower of cost and fair value. Fair value is determined based on available information using a multi-criteria valuation approach, including the discounted future cash flows, sum-of-the-digits and net asset value methods as well as analysis of ratios commonly used to assess future yields and exit opportunities for each line of securities. For simplicity, listed securities acquired for less than EUR 10 million may be valued based on the average stock market price over the last three months.

Disposal gains or losses are recorded as "Gains (losses) on disposals of long-term assets" in the profit and loss account.

Dividends are posted to "Income on equities and other variable income instruments" when they have been declared by the issuers' shareholders or on a cash basis when the shareholders' decision is not known.

- **Investments in Companies Carried under the Equity Method**

Changes in net assets of companies carried under the equity method are posted to assets under "Investments in companies carried under the equity method" and to consolidated reserves under "Retained earnings".

Valuation adjustments to these companies' assets and liabilities, recorded at the time of acquisition, are included in "Investments in companies carried under the equity method".

Goodwill arising on acquisition of companies carried under the equity method is recorded in "Goodwill".

FIXED ASSETS

In 1991 and 1992, as allowed by French regulations, Banque Nationale de Paris transferred its main operating real estate holdings to its subsidiary Compagnie Immobilière de France. This transaction covered wholly-owned buildings and buildings leased to BNP SA (the parent company) by one of its specialised subsidiaries. These buildings are intended to be held on a long-term basis. The revaluation arising from this transaction has been posted to consolidated shareholders' equity net of the related deferred tax effect and a provision for deferred taxes has been recorded. Effective from 1994, the resulting unrealised capital gain is being written back to the consolidated profit and loss account in proportion to the additional depreciation charge taken by Compagnie Immobilière de France.

In order to reflect what appeared to be a lasting decline in the real estate market, the BNP Group wrote down the book value of the above real estate in 1997. The impact of this adjustment, net of the related deferred tax effect, was posted to consolidated shareholders' equity, consistent with the initial adjustment. This adjustment therefore has no impact on consolidated net income.

Other buildings and equipment are stated at cost or valued in accordance with France's appropriation laws of 1977 and 1978. Revaluation differences on non-depreciable assets, recorded at the time of these legal revaluations, have been included in share capital.

Assets leased by the Bank from specialised subsidiaries are recorded as buildings, equipment and other under "Tangible and intangible assets".

The restructured real estate portfolio is depreciated over a fifty-year period starting from the date of transfer using the straight-line method. Depreciation of other fixed assets is computed using the straight-line method over their estimated useful lives.

BNP Paribas and its French subsidiaries depreciate tangible assets by the accelerated method in their individual company accounts. In the consolidated financial statements, depreciation is adjusted (in most cases using the straight-line method) to write off the cost of the depreciable assets over their estimated useful lives. Deferred taxes are calculated on the adjustment.

Depreciation of assets leased from Group leasing subsidiaries is reflected in the profit and loss account under "Depreciation, amortisation and provisions on tangible and intangible assets".

The capitalised cost of software purchased or developed for internal use is recorded under "Intangible assets" and amortised by the straight-line method over the probable period of use of the software, not to exceed 5 years.

INTERBANK AND MONEY-MARKET ITEMS AND CUSTOMER DEPOSITS

Amounts due to credit institutions are analysed between demand accounts and time deposits and borrowings. Customer deposits are analysed between regulated savings accounts and other customer deposits. These captions include securities and other assets sold under repurchase agreements. Accrued interest is recorded on a separate line.

DEBT SECURITIES

Debt securities are analysed between retail certificates of deposit, interbank market securities, negotiable certificates of deposit, bonds and other debt instruments. This caption does not include subordinated notes which are recorded under "Subordinated debt".

Accrued interest on debt securities is recorded on a separate line of the balance sheet and is debited to the profit and loss account.

Bond issue and redemption premiums are amortised by the yield-to-maturity method over the life of the bonds. Bond issuance costs are amortised by the straight-line method over the life of the bonds.

COUNTRY RISK PROVISIONS

Provisions for country risk are based on the evaluation of non-transfer risk related to the future solvency of each of the countries at risk and on the systemic credit risk incurred by debtors in the event of a constant and durable deterioration of the overall situation and economies of these countries. Country risk provisions and writebacks are reflected in the profit and loss account under "Net additions to provisions for credit risks and country risks".

PROVISIONS FOR UNFORSEEABLE INDUSTRY RISKS

The Group records provisions for unforeseeable industry and other risks in order to cover losses and expenses that are not certain of being incurred and the amount of which cannot be reliably estimated. These provisions are reversed and replaced by specific provisions in cases where the loss or expense becomes certain and can be reliably estimated.

NOTE 1 (CONT'D) – ACCOUNTING POLICIES

RESERVE FOR GENERAL BANKING RISKS

The BNP Paribas Group has set up a reserve for general banking risks in accordance with the principle of prudence.

Specific additions to, and deductions from, this reserve are reflected in the profit and loss account under "Movements in the reserve for general banking risks".

PROVISIONS NOT SET UP IN CONNECTION WITH BANKING OR BANKING-RELATED TRANSACTIONS

The Group records provisions for clearly identified risks and charges, of uncertain timing or amount. In accordance with current regulations, these provisions which are not connected with banking or banking-related transactions may only be recorded if the Group has an obligation to a third party at the year-end and no equivalent economic benefits are expected from that third party.

FORWARD FINANCIAL INSTRUMENTS

Forward financial instruments are purchased on various markets for use as specific or general hedges of assets and liabilities and for position management purposes.

- **Forward Interest Rate Instruments**

Interest rate futures and options contracts forming part of the trading portfolio and traded on organised exchanges are marked to market at the balance sheet date. Realised and unrealised gains and losses are taken to income under "Net gains (losses) on sales of trading account securities".

Gains and losses on certain OTC contracts representing isolated open positions are taken to income either when the contracts are unwound or on an accruals basis, depending on the nature of the instruments. Provisions for contingencies are booked to cover unrealised losses on a contract by contract basis, taking into account potential gains and losses on related specific hedges.

Income and expenses on interest rate contracts designated at the outset as hedging operations are recognised on a symmetrical basis with the income or expense on the underlying instrument.

- **Forward Currency Instruments**

Options contracts are marked to market and the resulting unrealised gains and losses are posted to income. A similar treatment is used for forward exchange contracts bought and sold for trading purposes. Hedging contracts are valued at the spot rate prevailing at the end of the year. Differences between the spot and forward rates (contango and backwardation) for hedged forward currency transactions are recognised on an accruals basis and posted to the profit and loss account over the life of the hedged transaction.

- **Equity And Equity Index Derivatives**

The BNP Paribas Group buys and sells equity and equity index options for trading and hedging purposes. In the case of trading transactions, unrealised gains and losses on contracts that have not been unwound by the balance sheet date are posted directly to income. Gains and losses on equity and equity index contracts designated as hedges are recognised on a symmetrical basis with the gain or loss on the underlying hedged instrument.

- **Composite Instruments**

Composite instruments (synthetic combinations of instruments recorded as a single instrument) are valued by aggregating the individual values of each basic instrument included in the composite. However, they are recorded for accounting purposes as a single instrument, with a single notional value off balance sheet and a single net movement in the consolidated profit and loss account.

- **Credit Risk Management Instruments**

Instruments intended to protect loan portfolios against counterparty risks are treated as guarantees received. Credit derivatives purchased and sold in connection with trading transactions and structured product sales are valued using internal models, based on market data where available. The revenue determined by applying these models is adjusted to take into account inherent model and liquidity risks.

- **Market Value of Financial Instruments**

The market value of financial instruments for which a quoted price is not directly available is determined on the basis of the price of transactions carried out close to the year-end or prices obtained from brokers or counterparties, backed up by qualitative analyses.

NOTE 1 (CONT'D) – ACCOUNTING POLICIES

CORPORATE INCOME TAX

BNP Paribas Group companies are subject to corporate income tax based on rules and rates prevailing in the countries in which they operate. In France, the standard corporate income tax rate is 33 1/3%. Long-term capital gains are taxed at a rate of 19%. Gains and losses on securities in the portfolios are taxed at the standard corporate income tax rate of 33 1/3%, with the exception of gains and losses on disposals of investments in non-consolidated undertakings which are taxed at the reduced rate applicable to long-term capital gains. Effective from 31 December 2000, dividends received from companies in which the BNP Paribas Group has an ownership interest of more than 5% are non-taxable.

The French government imposed a 6% surtax on corporate income for 2001. The rate of this surtax was reduced to 3% from 2002. A further 3.3% surtax has been levied on corporate income as of 1 January 2000. The BNP Paribas Group has taken these surtaxes into account to determine current taxes for each period concerned, and has used the liability method to adjust the amount of deferred taxes in cases where the surtaxes are expected to apply when the timing differences reverse.

A charge for corporate income tax is taken in the period in which the related taxable income and expenses are booked, regardless of the period in which the tax is actually paid. BNP Paribas Group companies recognise deferred taxes for all temporary differences between the book value of assets and liabilities and their tax basis according to the liability method. Recognition of deferred tax assets depends on the probability of recovery.

PROFIT SHARING

As required by French law, BNP Paribas and its French subsidiaries provide for profit sharing in the year in which the profit arises, and report the provision under salaries in "Operating expense" in the consolidated profit and loss account.

PENSIONS AND OTHER POST-RETIREMENT BENEFIT OBLIGATIONS

Provision is made for long-service awards, supplementary pension benefits and other awards payable to active and retired employees, except where employer contributions are in full discharge of any future liabilities, in which case the contributions are charged to the profit and loss account in the period of payment.

PENSION OBLIGATIONS TOWARDS RETIRED EMPLOYEES

Upon retirement, BNP Paribas Group employees receive pensions according to the laws and practices prevailing in the countries where BNP Paribas Group companies operate.

In France, retired employees of the BNP Paribas Group's banking subsidiaries and affiliates are entitled to the following pension benefits starting 1 January 1994, pursuant to an industry-wide agreement on pensions signed in September 1993 between the Association Française des Banques and employee representatives:

- retirees receive pension benefits from the social security system and two nation-wide organisations, which are financed by contributions received from employers and employees. The systems operate on a pay-as-you-go basis.
- retirees receive additional benefits relative to services rendered prior to 1 January 1994, from the pension fund of the BNP Paribas Group and the banking industry pension funds with which certain French subsidiaries are affiliated. Funding for these additional benefits is provided by transfers from the pension funds' existing reserves and, if necessary, by employer contributions, which are limited to a percentage of payroll costs. The amount of such additional benefits is adjusted to reflect the funding level of the pension funds and may consequently be reduced in due proportion.

The contributions paid by BNP Paribas to these schemes are recorded in expenses for the period.

The working capital contributions made to the two nation-wide pension organisations in 1994 are treated as prepaid expenses and amortised over the average number of years left to retirement of BNP SA participating employees, which is currently twenty years. For Paribas employees, the contribution has been deducted from the reserves of the Paribas pension fund.

Outside France, BNP Paribas Group companies and their employees contribute to mandatory pension plans which are generally managed by independent organisations.

For defined benefit plans, the Group records provisions for benefit obligations where the present value of the obligation exceeds the market value of the plan assets. Benefit obligations are determined on an actuarial basis at each year end. The year-on-year increase or decrease in the net funded obligation, corresponding to actuarial differences arising from changes in demographic and financial assumptions or in estimated yields on plan assets, is recognised over the expected average remaining service lives of employees covered by the plans, net of an amount equal to a certain percentage of the discounted benefit obligation, set by convention at 10%. In the interest of prudence, the deferred portion of the actuarial difference is limited in all cases to an amount equivalent to that of the net change in the benefit obligation over the year.

For defined contribution plans, the Group records the contributions as an expense in the period they are paid.

OTHER EMPLOYEE BENEFITS

Under various agreements, the BNP Paribas Group is committed to pay early retirement, retirement and seniority bonuses, healthcare costs and other benefits to its employees in France and in most of the countries in which the Group does business.

Each year, BNP Paribas estimates the net present value of these commitments and adjusts the related provision, applying the same method as for pension benefits.

RECOGNITION OF REVENUE AND EXPENSES

Interest and fees and commissions qualified as interest are recognised on an accruals basis. Fees and commissions not qualified as interest that relate to the provision of services are recognised when the service is performed.

FOREIGN CURRENCY TRANSACTIONS

Foreign exchange positions are generally valued at the official year-end exchange rate. Exchange gains and losses on transactions in foreign currency carried out in the normal course of business are recorded in the profit and loss account.

Exchange differences arising from the conversion at the year-end exchange rate of assets denominated in foreign currencies that are held on a long-term basis, including equity securities held for long-term investment, the capital made available to branches and other foreign equity investments, are not recognised in the profit and loss account.

NOTE 2 – SCOPE OF CONSOLIDATION

Changes in the scope of consolidation in 2002 and 2003 were as follows:

In 2002

Newly-consolidated companies

	Fully-consolidated companies	*Proportionally-consolidated companies*	*Companies accounted for by the equity method*
Acquisitions	Capstar Partners Llc (United States), Facet, United California Bank (merged with Bank of the West, subsidiary consolidated into Bancwest Corp.), *Trinity Capital Corp. (consolidated into Bancwest Corp.)*, Cobepa subsidiary: Ulran, Klépierre subsidiaries: Alicentro 5 (Italy) (merged with Klecar Italia Spa), FMC (Czech Republic)	Klépierre subsidiaries: Eurocenter (Italy) (merged with PSG), IGC (Italy), PSG (Italy)	Cogent Investment Operations Ireland Ltd, Cogent Investment Operations Ltd (United Kingdom), Cogent Investment Operations Pty (Australia), Cogent Investment Operations Luxembourg Sa, Consors Discount Broker AG Group (Germany)
Companies meeting the criteria for consolidation for the first time	*All In One (Germany), Antin Participation 4, Antin Participation 5, Antin* Participation 7, Antin Participation 13, BNP Paribas Asset Management Institutionnels, BNP Paribas BDDI Participations, BNP Paribas Capital Trust LLC 4 (United States), BNP Paribas Capital Trust LLC 5 (United States), BNP Paribas Capstar Partners Inc (United States), BNP Paribas Cyprus Ltd (Cyprus), BNP Paribas Epargne Entreprise, BNP Paribas Equities Hong Kong Ltd, BNP Paribas Fund Services (Luxembourg), BNP Paribas Gestion Epargne Salariale, BNP Paribas New Zealand Ltd, BNP Paribas Réunion, BNP Paribas Securities Services Holdings Cy Ltd (United Kingdom), BNP Paribas Securities Services International Holding Sa, BNP Paribas Stratégies Action, Capstar Partners Sas, Cardif Levensverzekeringen Nv (Netherlands), Cardif Nederland Holding Bv, Cardif Schadeverzekeringen Nv (Netherlands), Catesienne de Participations, Cetelem Bank Gmbh (Germany), Cetelem Thailand, Cooper Neff Advisors Inc (United States), Cooper Neff Group (United States), Ejesur (Spain), Filip Partnership (United Kingdom), Hennaros Pty Ltd (Australia), *Parritaye Pty Ltd (Australia), Soreco, Meunier Promotion* subsidiaries (consolidated into Meunier Promotion): Gérer, Meunier Développement Sas, Snc Cézanne, Klépierre subsidiaries: Capucine Bv (Netherlands), Klecar Italia Spa, Klecar Participations Italy, Klefin Italia, Klelou SA (Portugal), Klépierre Services, Klépierre Portugal SA SGPS, *Snc Galae, Snc KC5*	-	BNP Andes (Peru)

Companies excluded from the scope of consolidation

	Fully-consolidated companies	*Proportionally-consolidated companies*	*Companies accounted for by the equity method*
Disposals	Banque Directe, PAI Management, Cobepa subsidiaries: Texaf, Cie Financière Africaine (formerly CFA)	-	Dongwong ITMC (South Korea), Facet
Mergers	BNP Paribas Kredit Bank AG and BNP Paribas Lease Group Gmbh (Germany) (merged with BNP Paribas Lease Groupe Sa), Natioinformatique (merged with Société Française Auxiliaire - S.F.A.), Ejenorte (Spain) (merged with Ejesur), Cobepa subsidiary: Lucht et Licht Nv (merged with Sté Financière & de Réalisation)	-	Findomestic Sviluppo (Italy) (merged with Findomestic)
Companies no longer meeting the criteria for consolidation and discontinued operations	BNP Paribas Financière du Régent (Belgium), Cardif Limitada (Brazil), Cardif Polska Life, Cardif Provita (Czech Republic), Cardif Retiro (Argentina), Cardif Slovakia, Coficape (formerly Inchcape Finance), Firem, Fund Services (Poland), Guaranteed Underwriting Agency Ltd (United Kingdom), Immo Investissements BNP, Paribas Capital Funding (United States), Pinnacle Europe (United Kingdom), Pinnacle Pet Healthcare (United Kingdom), Pinnafrica Holding Ltd (South Africa), Pinnafrica Insurance Company (South Africa), Pinnafrica Insurance Life (South Africa), Promopart BNP, Klépierre subsidiaries: Sas Baudin Levallois, Sas Curial Archereau, Sas Fontenay La Redoute, Sas Langevin Herblay, Sas Sommer Antony, Sas Varennes *Ormes, Sci Levallois Michelet, Sci Paris Suffren, Snc Liège 25 Paris* 8ème, Snc Université Paris 7ème	Poczsta Polska	BNP Paribas Peregrine Inc (Philippines), Forum Finances, RIVP

Changes in consolidation method

	Fully consolidated companies previously accounted for by the equity method	*Fully consolidated companies previously proportionally consolidated*	*Proportionally consolidated companies previously fully consolidated*
Change in percent interest	BNP Paribas Peregrine Services Ltd (Hong Kong), Cetelem America (Brazil)	CNH Capital Europe, CNH Capital Europe Ltd (formerly Case Credit UK Ltd) (United Kingdom)	Cobepa subsidiary: Bogerco

In 2003

Newly-consolidated companies

	Fully-consolidated companies	Proportionally-consolidated companies	Companies accounted for by the equity method
Acquisitions	Klépierre subsidiaries: Cinéma de l'esplanade (Belgium), Coimbra (Belgium), Delcis sr (Czech Republic), Klenor (Portugal), Klepierre Athinon AE (Greece), Klépierre NEA Efkarpia (Greece), Klépierre Peribola Patras AE (Greece), Sas Marseille le Merlan, SGM H1, SGS H3, SNC KC20, Vinaza (Spain), Vignate (Spain).	Klépierre subsidiaries: Gondomar SGS (Portugal), Gondomar SGM (Portugal)	-
Companies meeting the criteria for consolidation for the first time	BNP Paribas Arbitrage Issuance BV (Netherlands), BNP Paribas Assurance, BNP Paribas Emissions und Handelsgesellschaft (Germany), BNP Paribas Fixed Assets Ltd (United Kingdom), BNP Paribas Capital Trust LLC 6 (United States), BNP Paribas Peregrine Securities Korea Company Ltd, BNP Paribas US Medium Term Notes Program LLC (United States), BNP Paribas RCC Incorporation (United States), BNP Paribas US Structured Medium Term LLC (United States), BNP Paribas ZAO (Russia), Crisps Ltd (Cayman Islands), Dealremote Ltd (United Kingdom), Epimetheus Investments Ltd (Cayman Islands), Eurocredito (Spain), Forsete Investments Sa (Luxembourg), FCC Domos 2003, Global Guaranteed Cliquet Investment Ltd (Cayman Islands), Global Hedged Equity Investment Ltd (Cayman Islands), Isis Factor Spa (Italy), Joconde Sa (Luxembourg), Mexita Ltd n°2 (Cayman Islands), Mexita Ltd n°3 (Cayman Islands), Mexita Ltd n°4 (Cayman Islands), Mistral Investment Sa (Luxembourg), SAS Prêts et Services, Singapore Emma Finance 1 SAS, Sirocco Investment Sa (Luxembourg), Tender Option Bond Municipal Program Spv (United States) Klépierre subsidiaries: Foncière de Louvain la Neuve (Belgium), Sci Tour Marcel Brot, Snc Sodevac, Sogecaec (Portugal)		Caisse d'Epargne Financement CEFI, Cetelem Brazil

Companies excluded from the scope of consolidation

	Fully-consolidated companies	Proportionally-consolidated companies	Companies accounted for by the equity method
Disposals	BNP Finans a/s Norge (Norway), Cobepa subsidiary: Coparin (Luxembourg), Klépierre subsidiary: Sas Center Villepinte	-	Commercial Bank of Namibia Ltd CBON
Mergers	BNP Paribas Asset Management Institutionnels (merged with BNP Paribas Asset Management Group), BNP Private Bank & Trust Cie Bahamas Ltd (merged with United European Bank Trust Nassau), BNP Paribas Fund Administration (Luxembourg), (merged with Parvest Investment Management Sa), Codexi (merged with Banexi Société Capital Risque), Paribas Santé International BV (merged wtih Paribas International BV), Safadeco Sa and Safadeco Sp (merged with BNP Paribas SA), UFB Factoring Italia (merged with BNP Paribas Lease Group Holding Spa), UFB Italia Spa (merged with BNP Paribas Lease Group Holding Spa), Banexi Communication, Opatra, Ottofrance International, Parfici, Paribas Santé, Société Générale Commerciale et Financière (merged with Société Centrale d'Investissement), Klépierre subsidiaries: Sas Klébureaux and Sas Daumesnil Reuilly (merged with SA Klépierre), Sas Klécentres, Cobepa subsidiaries: Group T SA (Belgium) (merged with Sté Financière & de Réalisation), Libenel BV (merged with Paribas International BV).		Cogent Investment Operations Luxembourg Sa (merged with BNP Paribas Fund Services). Consors Discount Broker AG (merged with the German subsidiary of Cortal Consors France, formerly Banque Cortal), Consors France (merged with Cortal Consors France, formerly Banque Cortal).
Companies no longer meeting the criteria for consolidation and discontinued operations	August Holdings Ltd (United Kingdom), BNP Paribas Asia Ltd (Hong Kong), BNP Paribas Investment Asia Ltd (Hong Kong), BNP Paribas Merchant Banking Asia Ltd (Singapore), BNP Paribas Panama Sa, BNP Paribas Uruguay Sa, BNP Prime Peregrine Holdings Ltd (Malaysia), BNP Securities Hong Kong Ltd, Compagnie Bancaire UK Fonds A (United Kingdom), Fleurantine de Participations, Monopoly (United Kingdom), Société Cristolienne de Participations, Wigmore Loan Finance Ltd (United Kingdom), Cobepa subsidiary: Compagnie Financière et Mobilière (Belgium), Klépierre subsidiaries: Belga Sept SA (Belgium), Sc Cecocord, Sci Boulogne d'Aguesseau, Sci Etoile Quinzième, Sci Les Ellipses, Sci Levallois Anatole France, Sci Rueil Hermes, Sci Villepinte Le Tropical, Snc 86 Anatole France, Snc Couperin Foncière, Snc Godefroy n° 8 Puteaux.	Axeria Assurance	-

Changes in consolidation method

	Fully consolidated companies previously accounted for by the equity method	Fully consolidated companies previously proportionally consolidated	Proportionally consolidated companies previously fully consolidated
Change in percent interest	BNP Andes (Peru), Cogent Investment Operations Ireland Ltd, Cogent Investment Operations Ltd (United Kingdom), Cogent Investment Operations Pty (Australia), Consors International Holding (Germany).	BNP Paribas China Limited (formerly International Bank of Paris & Shanghai)	Klépierre subsidiary: Sas Bègles d'Arcins
Compliance with Group standards	Sinvim	-	-

FULLY CONSOLIDATED COMPANIES	Group *voting* interest (%)	Group *ownership* interest (%)
Financial institutions		
IN FRANCE		
<u>**Credit institutions**</u>		
Antin Bail (1)	100.00%	100.00%
Banque de Bretagne (1)	100.00%	100.00%
Banque Financiere Cardif (1)	100.00%	100.00%
BNP Intercontinentale -BNPI (1)	100.00%	100.00%
BNP Paribas Emergis (1)	100.00%	100.00%
BNP Paribas Factor (1)	100.00%	100.00%
BNP Paribas Guadeloupe (1)	100.00%	100.00%
BNP Paribas Guyane (1)	100.00%	100.00%
BNP Paribas Lease Group (1)	99.96%	99.96%
BNP Paribas Martinique (1)	100.00%	100.00%
BNP Paribas Nouvelle Caledonie	100.00%	100.00%
BNP Paribas Private Bank (1)	100.00%	100.00%
BNP Paribas Private Bank Monaco	100.00%	99.99%
BNP Paribas Réunion (1)	100.00%	100.00%
BNP Paribas Securities Services - BP2S (1)	100.00%	100.00%
Cetelem (1)	100.00%	100.00%
Claas Financial Services	90.00%	89.96%
CNH Capital Europe	50.10%	50.08%
Cofica Bail (1)	100.00%	100.00%
Compagnie Médicale de financement de Voitures et matériels - CMV Médiforce (1)	100.00%	100.00%
Cortal Consors France (1) - (formerly Banque Cortal)	100.00%	100.00%
Crédial (1)	100.00%	100.00%
Crédit Moderne Antilles	100.00%	100.00%
Crédit Moderne Guyane	99.99%	99.99%
Crédit Moderne Océan Indien	97.81%	97.81%
Facet	90.00%	90.00%
Fidem	51.00%	51.00%
Finance et Gestion SA	70.00%	69.97%
Financière Marché Saint Honoré (1)	100.00%	100.00%
Loisirs Finance	51.00%	51.00%
Natiobail	95.14%	91.37%
Natiocrédibail	100.00%	99.96%
Natiocrédimurs (1)	100.00%	99.96%
Natioénergie	100.00%	99.96%
Norbail Snc (1)	100.00%	99.96%
Paribas Dérivés Garantis Snc (1)	100.00%	100.00%
Paricomi	100.00%	99.93%
Parilease (1)	100.00%	100.00%
Same Deutz-Fahr Finance	99.97%	99.93%
Sas Prêts et Services	100.00%	99.93%
Services et Prêts immobiliers (1)	100.00%	99.93%
UCB (1)	99.93%	99.93%
UCB Bail (1)	100.00%	99.93%
UCB Entreprises (1)	100.00%	99.93%
UCB Locabail immobilier	100.00%	99.93%
<u>**Other financial institutions**</u>		
Arius Finance (1)	100.00%	99.99%
Arius SA (1)	100.00%	99.99%
Arval ECL SAS (1)	100.00%	99.99%
Arval PHH Holding SAS (1)	100.00%	99.99%
Arval Service Lease (1)	100.00%	99.99%
B*Capital (1)	100.00%	100.00%
Banexi Société de Capital-Risque Bancaire	99.99%	99.99%
BNP Paribas Arbitrage (1)	100.00%	100.00%
BNP Paribas Asset Management (1)	100.00%	100.00%

(1) Members of the BNP Paribas SA tax group as of 1 January 2003

FULLY CONSOLIDATED COMPANIES		Group voting interest (%)	Group ownership interest (%)
Financial institutions			
IN FRANCE			
Other financial institutions (cont'd)			
BNP Paribas Asset Management Group (1)		100.00%	100.00%
BNP Paribas Développement		100.00%	100.00%
BNP Paribas Epargne Entreprise Gestion (formerly BNP Gestion Epargne Salariale) (1)		100.00%	100.00%
BNP Paribas Equities France (1)		99.96%	99.96%
BNP Paribas Equity Strategies France (1)		100.00%	100.00%
BNP Paribas Gestion Epargne Salariale (1)		100.00%	100.00%
BNP Paribas Securities Services International Holding SA (1)		100.00%	100.00%
Capstar Partners SAS		80.00%	80.00%
Cardif Asset Management (1)		100.00%	100.00%
Compagnie d'Investissements de Paris - C.I.P		100.00%	100.00%
Conseil Investissement (1)		100.00%	100.00%
Cortal Fund Management (1)		100.00%	100.00%
Financière BNP Paribas (1)		100.00%	100.00%
Gestion et Location (1)		99.99%	99.99%
Jovacienne de Participations (1)		100.00%	100.00%
SCAU (formerly Société de Courtage et d'Assurance Universel) (1)		100.00%	99.96%
Société de Renseignements Contentieux Développement – Soreco (1)		99.92%	99.92%
Société Française Auxiliaire - S.F.A. (1)		100.00%	100.00%
Truck Management Artegy (1)		100.00%	99.99%
Other financial sector companies			
Aprolis Finance		51.00%	50.98%
Cofiparc (1)		100.00%	99.99%
FCC Domos 2003		100.00%	100.00%
Nhg Guyomarc'h (1)		100.00%	100.00%
Sa Leval 3 (1)		100.00%	100.00%
Singapore Emma Finance 1 SAS (1)		100.00%	100.00%
Socappa (1)		99.93%	99.89%
OUTSIDE FRANCE			
Credit institutions			
Europe			
Banca UCB SPA	Italy	100.00%	99.96%
Banco Cetelem Portugal (formerly Cetelem SFAC)	Portugal	100.00%	100.00%
Banco Cetelem SA (formerly Banco Fimestic SA)	Spain	100.00%	100.00%
BNP Capital Finance Ltd	Ireland	100.00%	100.00%
BNP Factor	Portugal	100.00%	100.00%
BNP Paribas (Bulgaria) AD	Bulgaria	80.00%	80.00%
BNP Paribas Bank (Hungaria) RT	Hungary	100.00%	100.00%
BNP Paribas Bank (Polska) SA	Poland	100.00%	100.00%
BNP Paribas Bank NV	Netherlands	100.00%	100.00%
BNP Paribas Cyprus Ltd	Cyprus	100.00%	100.00%
BNP Paribas Espana SA	Spain	99.48%	99.48%
BNP Paribas Finance plc	United Kingdom	100.00%	100.00%
BNP Paribas Guernsey Ltd	Guernsey	100.00%	99.99%
BNP Paribas Luxembourg sa	Luxembourg	100.00%	100.00%
BNP Paribas Net Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Private Bank Switzerland	Switzerland	100.00%	99.99%
BNP Paribas Suisse SA	Switzerland	99.99%	99.99%
BNP Paribas ZAO	Russia	100.00%	100.00%
Cetelem Bank Gmbh	Germany	70.00%	70.00%
Cetelem Belgium	Belgium	100.00%	100.00%
Cetelem Benelux BV	Netherlands	100.00%	100.00%
CNH Capital Europe Ltd	United Kingdom	100.00%	50.08%
Cortal Bank Luxembourg	Luxembourg	100.00%	100.00%
Evergo Finanzaria	Italy	100.00%	99.96%

(1) Members of the BNP Paribas SA tax group as of 1 January 2003

FULLY CONSOLIDATED COMPANIES		Group voting interest (%)	Group ownership interest (%)
Financial institutions			
OUTSIDE FRANCE			
Credit institutions (cont'd)			
Isis Factor SPA	Italy	100.00%	100.00%
Magyar Cetelem	Hungary	100.00%	100.00%
UCB Group Ltd	United Kingdom	100.00%	100.00%
Union de Creditos Immobiliarios – UCI	Spain	50.00%	49.97%
United European Bank Switzerland	Switzerland	100.00%	99.99%
Americas			
Banco Cetelem Argentine	Argentina	60.00%	60.00%
BancWest Corporation (Group)	United States	100.00%	100.00%
BNP Andes	Peru	100.00%	100.00%
BNP Leasing Dallas Corporation	United States	100.00%	100.00%
BNP Paribas Brasil SA	Brazil	100.00%	100.00%
BNP Paribas Canada	Canada	100.00%	100.00%
BNP Paribas North America Incorporated - Pna	United States	100.00%	100.00%
Paribas Finance Incorporated	United States	100.00%	100.00%
Paribas North America	United States	100.00%	100.00%
Paribas Principal Incorporated	United States	100.00%	100.00%
Asia-Pacific			
BNP Paribas (China) Limited (formerly International Bank of Paris and Shanghai)	People's Republic of China	100.00%	100.00%
BNP Paribas Peregrine Services Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Peregrine (Singapore) Ltd	Singapore	100.00%	100.00%
Cetelem Thailand	Thailand	100.00%	100.00%
PT Bank BNP Paribas Indonesia	Indonesia	100.00%	99.99%
Africa			
Banque International Commerce et Industrie Burkina Faso	Burkina Faso	51.00%	46.84%
Banque International Commerce et Industrie Côte d'Ivoire	Ivory Coast	60.29%	58.96%
Banque International Commerce et Industrie Gabon	Gabon	46.66%	46.66%
Banque International Commerce et Industrie Sénégal	Senegal	54.11%	52.40%
Banque Malgache de l'Océan Indien	Madagascar	75.00%	75.00%
Banque Marocaine du Commerce et de l'Industrie	Morocco	53.16%	53.16%
Banque Marocaine du Commerce et de l'Industrie Leasing	Morocco	72.03%	38.29%
Banque Marocaine du Commerce et de l'Industrie Offshore	Morocco	100.00%	53.16%
Banque pour le Commerce et l'Industrie de la Mer Rouge	Djibouti	51.00%	51.00%
BNP Paribas Le Caire	Egypt	86.81%	86.81%
Union Bancaire pour le Commerce et l'Industrie	Tunisia	50.00%	50.00%
Union Tunisienne de Leasing	Tunisia	53.86%	26.93%
Other financial institutions			
Europe			
All In One Germany	Germany	100.00%	99.96%
Arval Belgium	Belgium	100.00%	99.99%
Arval Ltd	United Kingdom	100.00%	99.99%
Arval Luxembourg	Luxembourg	100.00%	99.99%
Arval Nederland	Netherlands	100.00%	99.99%
Arval PHH Deutschland Gmbh	Germany	100.00%	99.99%
Arval PHH Holdings Ltd (Group)	United Kingdom	100.00%	99.99%
Arval PHH Holdings UK Ltd	United Kingdom	100.00%	99.99%
Arval Polska	Poland	100.00%	99.99%
Arval Portugal	Portugal	100.00%	99.99%
Arval Service Lease Espagne	Spain	99.98%	99.97%
Arval Service Lease Italia	Italy	70.00%	65.07%
BNP Ireland Ltd	Ireland	100.00%	100.00%

FULLY CONSOLIDATED COMPANIES		Group voting interest (%)	Group ownership interest (%)
Financial institutions			
OUTSIDE FRANCE			
Other financial institutions (cont'd)			
Europe			
BNP Paribas Asset Management Luxembourg (formerly Parvest Investment Management SA)	Luxembourg	99.66%	99.66%
BNP Paribas Asset Management SGR Milan SPA	Italy	100.00%	100.00%
BNP Paribas Asset Management UK Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Capital Markets Group Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Commodity Futures Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Equities Italie SIM (formerly Pasfin Sim Milan)	Italy	100.00%	100.00%
BNP Paribas E & B Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Finanzaria SPA	Italy	100.00%	100.00%
BNP Paribas Fund Services	Luxembourg	100.00%	100.00%
BNP Paribas Fund Services Holdings (formerly BNP Paribas Securities Services Holdings company Ltd)	United Kingdom	100.00%	100.00%
BNP Paribas Fund Services UK Ltd (formerly Cogent Investment Operations Ltd)	United Kingdom	100.00%	100.00%
BNP Paribas Lease Group plc (Group)	United Kingdom	100.00%	99.96%
BNP Paribas Lease Group SA Belgium	Belgium	100.00%	99.94%
BNP Paribas Lease Group SA EFC	Spain	100.00%	99.96%
BNP Paribas Lease Group SPA	Italy	100.00%	99.96%
BNP Paribas Leasing Gmbh	Germany	100.00%	99.96%
BNP Paribas Lease Group Holding SPA (formerly BNP Paribas Leasing SPA)	Italy	100.00%	99.96%
BNP Paribas UK Holding Ltd	United Kingdom	100.00%	100.00%
BNP Paribas UK Holdings Ltd	United Kingdom	100.00%	100.00%
BNP Paribas UK Ltd	United Kingdom	100.00%	100.00%
Cetelem CR	Czech Republic	100.00%	100.00%
Cogent Investment Operations Ireland Ltd	Ireland	100.00%	100.00%
Compagnie Bancaire Uk Fonds C	United Kingdom	100.00%	100.00%
Consors International Holding Gmbh	Germany	100.00%	100.00%
Eurocredito	Spain	100.00%	100.00%
FILIP Partnership	United Kingdom	100.00%	100.00%
Fimestic Expansion sa	Spain	100.00%	100.00%
Leasing Handels und Service AG	Switzerland	100.00%	99.99%
Sifida	Luxembourg	72.32%	58.37%
Societe Financiere pour les pays d'Outre Mer – SFOM	Switzerland	100.00%	100.00%
Americas			
BNP Paribas Asset Management Incorporated – Pna	United States	100.00%	100.00%
BNP Paribas Brokerage Services Incorporated	United States	100.00%	100.00%
BNP Paribas Capital Trust LLC 1	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 2	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 3	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 4	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 5	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 6	United States	100.00%	0.00%
BNP Paribas Capstar Partners Inc – Pna	United States	100.00%	100.00%
BNP Paribas Commodities Futures Incorporated – Pna	United States	100.00%	100.00%
BNP Paribas Investment Services LLC	United States	100.00%	100.00%
BNP Paribas Securities Corporation – Pna	United States	100.00%	100.00%
BNP US Funding LLC	United States	100.00%	100.00%
Capstar Partners LLC	United States	75.00%	75.00%
Cooper Neff Advisors Incorporated	United States	100.00%	100.00%
Cooper Neff Group	United States	100.00%	100.00%
French American Banking Corporation - F.A.B.C – Pna	United States	100.00%	100.00%
Petits Champs Participaçoes e Serviços SA	Brazil	100.00%	100.00%

FULLY CONSOLIDATED COMPANIES		Group voting interest (%)	Group ownership interest (%)
Financial institutions			
OUTSIDE FRANCE			
Other financial institutions (cont'd)			
Asia-Pacific			
BNP Equities Asia Ltd	Malaysia	100.00%	100.00%
BNP Paribas Arbitrage (Hong Kong) Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Asia Equities Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Equities (Hong Kong) Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Equities Group (Australia) Ltd	Australia	100.00%	100.00%
BNP Paribas Finance (Hong Kong) Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Futures (Hong Kong) Ltd	Hong Kong	100.00%	100.00%
BNP Paribas New Zealand Ltd	New Zealand	100.00%	100.00%
BNP Paribas Pacific (Australia) Ltd	Australia	100.00%	100.00%
BNP Paribas Peregrine Capital Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Peregrine Investments Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Peregrine Ltd	Malaysia	100.00%	100.00%
BNP Paribas Peregrine Securities (Thailand) Ltd	Thailand	100.00%	100.00%
BNP Paribas Peregrine Securities Korea Company Ltd	South Korea	100.00%	100.00%
BNP Paribas Peregrine Securities Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Peregrine Securities Pte Ltd	Singapore	100.00%	100.00%
BNP Paribas Securities (Australia) Ltd	Australia	100.00%	100.00%
BNP Paribas Securities Ltd	Hong Kong	100.00%	100.00%
Cogent Investment Operations Pty Australie	Australia	100.00%	100.00%
Henaross Pty Ltd	Australia	100.00%	100.00%
PT BNP Lippo Utama Leasing	Indonesia	100.00%	100.00%
Other financial sector companies			
Bergues Finance Holding	Bahamas	100.00%	99.99%
BNP Paribas Arbitrage Issuance BV	Netherlands	100.00%	100.00%
BNP Paribas Emissions und Handelsgesellschaft Gmbh	Germany	100.00%	100.00%
BNP Paribas Fixed Assets Ltd	United Kingdom	100.00%	100.00%
BNP Paribas UK Treasury Ltd	United Kingdom	100.00%	100.00%
BNP Paribas US Medium Term Notes Program LLC	United States	100.00%	100.00%
BNP Paribas US Structured Medium Term LLC	United States	100.00%	100.00%
Claas Leasing Gmbh	Germany	100.00%	89.96%
Crisps Ltd	Cayman Islands	100.00%	100.00%
Dealremote Ltd	United Kingdom	100.00%	100.00%
Epimetheus Investments Ltd	Cayman Islands	92.50%	92.50%
Fidex plc (formerly Fidex Holding Ltd)	United Kingdom	100.00%	0.00%
Forsete Investments SA	Luxembourg	100.00%	0.00%
Global Guaranteed Cliquet Investment	Cayman Islands	95.00%	95.00%
Global Hedged Equity Investment Ltd	Cayman Islands	95.00%	95.00%
Joconde SA	Luxembourg	100.00%	0.00%
Mexita Ltd N°2	Cayman Islands	90.00%	90.00%
Mexita Ltd N°3	Cayman Islands	90.00%	90.00%
Mexita Ltd N°4	Cayman Islands	90.00%	90.00%
Mistral Investments SA	Luxembourg	100.00%	0.00%
Sirocco Investments SA	Luxembourg	100.00%	0.00%
Tender Option Bond Municipal Program SPV	United States	100.00%	100.00%
Other companies			
IN FRANCE			
Real estate			
BNP Paribas Immobilier (1)		100.00%	100.00%
BNP Paribas Participations Finance Immobilier (1)		100.00%	100.00%
Great Central Railway land SA (1)		99.99%	99.99%

(1) Members of the BNP Paribas SA tax group as of 1 January 2003

FULLY CONSOLIDATED COMPANIES	Group voting interest (%)	Group ownership interest (%)
Other companies		
IN FRANCE		
<u>Real estate (cont'd)</u>		
Immobilière des Bergues (1)	100.00%	100.00%
Klépierre Services	100.00%	46.37%
Meunier Promotion (Group) (1)	100.00%	100.00%
SA Klépierre	53.07%	52.85%
Sas 192 avenue Charles De Gaulle	100.00%	52.85%
Sas 21 Kléber	100.00%	52.85%
Sas 21 La Perouse	100.00%	52.85%
Sas 23 avenue de Marignan (formerly Ste du 23 avenue Marignan)	99.99%	52.85%
Sas 43 Grenelle	100.00%	52.85%
Sas 43 Kléber	100.00%	52.85%
Sas 46 Notre-Dame des victoires	100.00%	52.85%
Sas 5 Turin	100.00%	52.85%
Sas Baudot Massy	100.00%	52.85%
Sas Brescia	100.00%	52.85%
Sas Cande	100.00%	52.84%
Sas Cecoville	100.00%	52.85%
Sas Centre Jaude Clermont	99.99%	52.84%
Sas Concorde Puteaux	100.00%	52.85%
Sas Doumer Caen	99.96%	52.83%
Sas Espace Dumont D'Urville	100.00%	52.85%
Sas Espace Kléber	100.00%	52.85%
Sas Flandre	100.00%	52.85%
Sas Issy Desmoulins	100.00%	52.85%
Sas Kléber Levallois	100.00%	52.85%
Sas Klecar Europe Sud	83.00%	43.87%
Sas Klefinances (1)	100.00%	100.00%
Sas Klégestion	100.00%	52.85%
Sas Klémurs	100.00%	52.85%
Sas Klépierre Conseil	100.00%	52.85%
Sas Klépierre Finance	100.00%	52.85%
Sas Klépierre Transactions	100.00%	52.85%
Sas Le Havre Capelet	100.00%	52.85%
Sas Le Havre Tourneville	100.00%	52.85%
Sas Leblanc Paris 15	100.00%	52.85%
Sas Louis David (formerly Sa Centrale Immobiliere)	100.00%	52.85%
Sas LP7	100.00%	52.85%
Sas Marseille le Merlan	100.00%	52.85%
Sas Melun Saint-Pères	99.98%	52.84%
Sas Odysseum Place de France	70.00%	36.99%
Sas Oise Cergy	50.00%	26.42%
Sas Opale	100.00%	52.85%
Sas Poitiers Aliénor	100.00%	52.85%
Sas Saint-André Pey berland	100.00%	52.85%
Sas Secmarne	61.67%	32.59%
Sas Segecar	100.00%	39.64%
Sas Ségécé	74.99%	39.64%
Sas Ségécé Loisirs Transactions	95.20%	37.73%
Sas Socoseine	100.00%	49.55%
Sas Strasbourg La Vigie	99.85%	52.77%
Sas Suffren Paris 15	100.00%	52.85%
Sas Tours Nationale	100.00%	52.85%
Sc Centre Bourse	100.00%	52.85%
Sc Solorec	88.76%	46.91%
Sci 8 Rue du Sentier	100.00%	52.85%
Sci Secovalde	40.00%	21.14%
Sci Square Chaptal Alun (formerly Sci Square Chaptal 2)	100.00%	52.85%
Sci Tour Marcel Brot	100.00%	52.85%
Setic (1)	100.00%	100.00%
SGM H1	100.00%	52.85%
SGS H3	100.00%	52.85%
Snc CB Pierre	99.00%	52.85%

(1) Members of the BNP Paribas SA tax group as of 1 January 2003

FULLY CONSOLIDATED COMPANIES	Group voting interest (%)	Group ownership interest (%)
Other companies		
IN FRANCE		
Real estate (cont'd)		
Snc Foncière Saint Germain	100.00%	52.85%
Snc Galae	100.00%	46.11%
Snc Général Leclerc 11-11bis Levallois	100.00%	52.85%
Snc Jardins des Princes	100.00%	52.85%
Snc KC1	100.00%	43.87%
Snc KC2	100.00%	43.87%
Snc KC3	100.00%	43.87%
Snc KC4	100.00%	43.87%
Snc KC5	100.00%	43.87%
Snc KC6	100.00%	43.87%
Snc KC7	100.00%	43.87%
Snc KC8	100.00%	43.87%
Snc KC9	100.00%	43.87%
Snc KC10	100.00%	43.87%
Snc KC11	100.00%	43.87%
Snc KC12	100.00%	43.87%
Snc KC20	100.00%	43.87%
Snc Kléber la Perouse	100.00%	52.85%
Snc Klecar France	83.00%	43.87%
Snc Barjac Victor (formerly Snc Le Barjac)	100.00%	52.85%
Snc Maille Nord	100.00%	52.85%
Snc Soccendre	100.00%	39.77%
Snc Sodevac	100.00%	52.85%
Insurance		
BNP Paribas Assurance	100.00%	100.00%
Cardif RD (1)	100.00%	100.00%
Cardif SA (1)	100.00%	100.00%
Cardif Sté Vie (1)	100.00%	100.00%
GIE Helios	75.90%	67.90%
Natiovie (1)	100.00%	100.00%
Other business units		
Antin Participation 4 (1)	100.00%	100.00%
Antin Participation 5 (1)	100.00%	100.00%
Antin Participation 7 (1)	95.50%	95.50%
Antin Participation 13	99.99%	95.49%
Antin Vendôme	96.77%	96.77%
Bincofi (1)	100.00%	100.00%
BNP Paribas BDDI Participations (1)	100.00%	100.00%
BNP Paribas Stratégies Actions (1)	100.00%	100.00%
Capefi (1)	100.00%	100.00%
Catesienne de Participation (1)	100.00%	100.00%
Compagnie Auxiliaire d'Entreprises et de Chemins de Fer (1)	99.99%	99.99%
Compagnie d'Entreprise Industrielle et Commerciale (1)	99.20%	99.20%
Compagnie Immobilière de France (1)	100.00%	100.00%
Foncière de la Compagnie Bancaire (1)	100.00%	100.00%
Immobilier Marché Saint-Honoré (1)	100.00%	100.00%
Kle 65 (1)	100.00%	100.00%
Kle 66 (1)	100.00%	100.00%
Norbail Location (1)	100.00%	99.96%
Omnium Gestion Développement Immobilier (1)	100.00%	100.00%
Paribas International (1)	100.00%	100.00%
Quatch (1)	99.96%	99.96%
Sagal (1)	100.00%	100.00%
Sas 5 Kéber (1)	100.00%	100.00%
Sinvim (1)	100.00%	100.00%
Société Centrale d'Investissement (1)	100.00%	100.00%

(1) Members of the BNP Paribas SA tax group as of 1 January 2003

FULLY CONSOLIDATED COMPANIES		Group voting interest (%)	Group ownership interest (%)
Other companies			
OUTSIDE FRANCE			
Insurance			
BNP de Réassurance au Luxembourg	Luxembourg	100.00%	100.00%
Cardif Assicurazioni SPA	Italy	100.00%	100.00%
Cardif Compania de Seguros de Vida	Argentina	100.00%	100.00%
Cardif do Brasil Seguros	Brazil	100.00%	100.00%
Cardif Leven	Belgium	100.00%	100.00%
Cardif Levensverzekeringen NV	Netherlands	100.00%	100.00%
Cardif Nederland Holding BV	Netherlands	100.00%	100.00%
Cardif Schadeverzekeringen NV	Netherlands	100.00%	100.00%
Compania de Seguros Generales	Chile	100.00%	100.00%
Compania Seguros de Vida	Chile	100.00%	100.00%
Cybele RE	Luxembourg	100.00%	100.00%
European Reinsurance Ltd	Guernsey	97.62%	97.62%
Investlife sa	Luxembourg	100.00%	100.00%
Luxpar-Ré	Luxembourg	100.00%	100.00%
Pinnacle Insurance	United Kingdom	97.62%	97.62%
Pinnacle Insurance Holdings	United Kingdom	97.62%	97.62%
Pinnacle Insurance Management Services	United Kingdom	97.62%	97.62%
Real estate			
Arcol	Slovakia	100.00%	52.85%
Belarcol	Belgium	100.00%	52.85%
Capucines BV	Netherlands	100.00%	52.85%
Cinéma de l'Esplanade	Belgium	100.00%	52.85%
Cinneo SRL	Italy	85.00%	44.92%
Coimbra	Belgium	100.00%	52.85%
Delcis Cr	Czech Republic	99.00%	52.32%
Ejesur	Spain	100.00%	100.00%
Foncière de Louvain la Neuve	Belgium	100.00%	52.85%
F M C	Czech Republic	75.00%	29.73%
I.C.D SPA	Italy	85.00%	44.92%
Immobiliare Magnolia	Italy	85.00%	44.92%
Klecar Foncier Espana	Spain	100.00%	43.87%
Klecar Foncier Iberica	Spain	100.00%	43.87%
Klecar Italia SPA	Italy	100.00%	43.87%
Klecar Participations Italie	Italy	83.00%	43.87%
Klefin Italia SPA	Italy	100.00%	52.85%
Klelou SA	Portugal	100.00%	52.85%
Klenor	Portugal	100.00%	52.85%
Klépierre Athinon AE	Greece	100.00%	52.85%
Klépierre NEA Efkarpia AE	Greece	100.00%	52.85%
Klépierre Peribola Patras AE	Greece	100.00%	52.85%
Klépierre Portugal SA SGPS	Portugal	100.00%	52.85%
Klétel	Portugal	100.00%	52.85%
KFM Macedonia (formerly Snc Macedonia)	Greece	100.00%	43.87%
Novate SRL	Italy	100.00%	52.85%
Sogecaec	Portugal	100.00%	39.64%
Vignate	Italy	85.00%	44.92%
Vinaza	Spain	100.00%	52.85%
Zobel Investment BV	Netherlands	100.00%	52.85%
Other business units			
BNP Paribas Capital Investments Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Fleet Holdings Ltd	United Kingdom	100.00%	99.99%
BNP Paribas International BV	Netherlands	100.00%	100.00%
BNP Paribas RCC Incorporation	United States	100.00%	100.00%
BNP Paribas Services	Switzerland	100.00%	99.99%
Cetelem America	Brazil	100.00%	100.00%
Cobepa – Amparzo	Netherlands	100.00%	100.00%

FULLY CONSOLIDATED COMPANIES		Group voting interest (%)	Group ownership interest (%)
Other companies			
OUTSIDE FRANCE			
Other business units (cont'd)			
Cobepa – Cippar	Belgium	100.00%	100.00%
Cobepa – Claireville	Belgium	100.00%	100.00%
Cobepa – Cobema	Belgium	100.00%	100.00%
Cobepa – Cobepa Finance	Luxembourg	100.00%	100.00%
Cobepa – Cobepa International	Netherlands	100.00%	100.00%
Cobepa – Cobepa Technology	Belgium	100.00%	100.00%
Cobepa – Compagnie de Participations Internationales NV	Netherlands	100.00%	100.00%
Cobepa – Compagnie de Participations Internationales sa	Luxembourg	97.50%	97.50%
Cobepa – Copabel sa	Belgium	100.00%	97.50%
Cobepa – Gepeco	Belgium	100.00%	100.00%
Cobepa – Groupe Financier Liegeois	Belgium	99.60%	99.60%
Cobepa – Holnor	Netherlands	100.00%	100.00%
Cobepa – Ibel (formerly Cobepa - Belvuco)	Belgium	100.00%	100.00%
Cobepa – I.I.M	Netherlands	100.00%	100.00%
Cobepa – Ilmaco	Belgium	100.00%	100.00%
Cobepa – Libelux	Luxembourg	99.98%	99.98%
Cobepa – Mascagni	Belgium	100.00%	100.00%
Cobepa – Paribas Deelnemingen NV	Netherlands	99.70%	99.70%
Cobepa – Paribas Participation Limitée	Canada	97.50%	97.50%
Cobepa – Regio Invest Ontwik Maats	Belgium	100.00%	100.00%
Cobepa – SA Mosane	Belgium	100.00%	100.00%
Cobepa – Sté Financière et de Réalisation	Belgium	100.00%	100.00%
Cobepa – Tradexco sa	Belgium	100.00%	100.00%
Cobepa – Ulran	Luxembourg	100.00%	100.00%
Compagnie Bancaire Uk Fonds B	United Kingdom	100.00%	100.00%
Compagnie Belge de Participations Paribas – Cobepa	Belgium	100.00%	100.00%
Compagnie Financière Ottomane	Luxembourg	96.51%	96.50%
Paribas Management Services Ltd	United Kingdom	100.00%	100.00%
Paribas Trust Luxembourg	Luxembourg	100.00%	100.00%
Parritaye Pty Ltd	Australia	100.00%	100.00%
Placement, Gestion, Finance Holding - Plagefin	Luxembourg	99.99%	99.99%
Sagip	Belgium	100.00%	100.00%

PROPORTIONALLY-CONSOLIDATED COMPANIES		Group voting interest (%)	Group ownership interest (%)
Financial institutions			
IN FRANCE			
Other financial institutions			
Antarius		50.00%	50.00%
OUTSIDE FRANCE			
Credit institutions			
Europe			
BNP AK Dresdner Bank AS	Turkey	30.00%	30.00%
Findomestic	Italy	50.00%	50.00%

PROPORTIONALLY-CONSOLIDATED COMPANIES		Group voting interest (%)	Group ownership interest (%)
Financial institutions			
OUTSIDE FRANCE			
<u>Other financial institutions</u>			
<u>Europe</u>			
BNP AK Dresdner Financial Kiralama	Turkey	29.99%	29.99%
Halifax Cetelem Credit Ltd	United Kingdom	50.00%	50.00%
Other companies			
IN FRANCE			
<u>Insurance</u>			
Natio Assurance		50.00%	50.00%
<u>Real estate</u>			
Sas Bègles Arcins		50.00%	26.42%
Sas Cecobil		50.00%	26.42%
Sas Soaval		50.00%	19.82%
Sas Espace Cordeliers		50.00%	26.42%
Sas Le Havre Lafayette		50.00%	26.42%
Sas Le Havre Vauban		50.00%	26.42%
Sci Antin Vendome		50.00%	26.42%
Sci du Bassin Nord		50.00%	26.42%
OUTSIDE FRANCE			
<u>Insurance</u>			
Centro Vita Assicurazioni SPA	Italy	49.00%	49.00%
<u>Real estate</u>			
Centros Shopping Gestion	Italy	50.00%	19.82%
Gondomar SGM	Portugal	50.00%	26.42%
Gondomar SGS	Portugal	50.00%	26.42%
I G C	Italy	40.00%	21.14%
P S G	Italy	50.00%	19.82%
<u>Other business units</u>			
Cobepa – Bogerco	Belgium	50.00%	50.00%

COMPANIES CARRIED UNDER THE EQUITY METHOD		Group voting interest (%)	Group ownership interest (%)
Financial institutions			
IN FRANCE			
Credit institutions			
Axa Crédit		35.00%	35.00%
Banque Petrofigaz		44.81%	44.81%
Caisse d'Epargne Financement – CEFI		33.00%	33.00%
Cofinoga (Group)		44.00%	44.00%
Société Paiement PASS		40.01%	40.01%
Other financial institutions			
Laser		9.01%	9.01%
Other financial sector companies			
C.I.G - Cofidis International Groupe		15.00%	15.00%
OUTSIDE FRANCE			
Credit institutions			
Europe			
Cetelem Poslka Expansion SA	Poland	100.00%	100.00%
Consors Espana	Spain	100.00%	100.00%
Cortal Belgique	Belgium	100.00%	100.00%
Creation Financial Services	United Kingdom	49.05%	49.05%
Fortis Crédit	Belgium	45.00%	45.00%
Servicios Financieros Carrefour EFC SA (formerly Fipryca)	Spain	40.00%	40.00%
Asia-Pacific			
BNP Paribas Peregrine Futures Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Private Bank (Japan) Ltd	Japan	100.00%	100.00%
Cetelem Capital Company Ltd (formerly Cetelem Services Korea)	South Korea	100.00%	100.00%
PT BNP Paribas Peregrine	Indonesia	100.00%	98.80%
Americas			
Cetelem Brésil	Brazil	100.00%	100.00%
Other financial institutions			
Americas			
Fischer Francis Trees and Watts	United States	24.90%	71.54%
Other financial sector companies			
Europe			
Centro Leasing SPA	Italy	34.29%	34.28%

COMPANIES CARRIED UNDER THE EQUITY METHOD		Group voting interest (%)	Group ownership interest (%)
OUTSIDE FRANCE			
Other financial sector companies			
Americas			
CCAC	Brazil	40.00%	40.00%
Other companies			
IN FRANCE			
Insurance			
Axa Ré Finance		21.00%	21.00%
Other			
Finaxa		13.38%	21.32%
OUTSIDE FRANCE			
Real estate			
Devimo Consult	Belgium	35.00%	13.87%
Insurance			
State Bank of India Life Insurance Company Ltd	India	26.00%	26.00%

NOTE 3 – INTERBANK AND MONEY MARKET ITEMS

In millions of euros, at 31 December	2003			2002	2001
	Gross	Provisions	Net	Net	Net
Cash and amounts due from central banks and post office banks	**5,287**		**5,287**	**9,884**	**3,489**
Treasury bills and money market instruments (note 5)	**106,848**	**(177)**	**106,671**	**83,990**	**81,462**
Due from credit institutions					
Demand accounts	7,080	(18)	7,062	9,426	25,654
Term loans and time deposits (a)	22,560	(238)	22,322	22,938	24,332
Repurchase agreements:					
Securities received under resale agreements	131,137		131,137	112,100	134,219
Bills purchased outright or under resale agreements	1,817		1,817	1,730	2,119
Total securities and bills purchased outright or under resale agreements	132,954		132,954	113,830	136,338
Subordinated loans	612		612	318	299
Total due from credit institutions	**163,206**	**(256)**	**162,950**	**146,512**	**186,623**
Total interbank and money market items	**275,341**	**(433)**	**274,908**	**240,386**	**271,574**
Including accrued interest			*1,538*	*3,228*	*4,547*

(a) "Term loans and time deposits" include overnight and term loans which are not represented by a bill or security, particularly financial credits. Financial credits correspond to commercial loans with an initial term of more than one year granted to credit institutions, where the ultimate borrowers are business entities other than financial sector companies, generally from developing countries on which the transfer risk has been provided for (note 8).

NOTE 4 – CUSTOMER ITEMS

In millions of euros, at 31 December	2003			2002	2001
	Gross	Provisions	Net	Net	Net
Due from customers					
Commercial and industrial loans	10,069	(28)	10,041	11,806	9,387
Overdrafts	12,822		12,822	12,908	17,424
Other credits					
- short-term loans	44,145		44,145	50,503	43,603
- mortgage loans	46,739		46,739	42,701	36,672
- investment loans	22,031		22,031	22,452	20,156
- export loans	5,447	(916)	4,531	4,462	7,565
- other customer loans	36,385	(1)	36,384	38,024	57,513
Total other credits	154,747	(917)	153,830	158,142	165,509
Doubtful customer loans	12,348	(8,098)	4,250	4,385	3,939
Accrued interest	1,217		1,217	1,277	1,558
Securities and bills purchased outright or under resale agreements	19,319		19,319	16,103	16,734
Subordinated loans (b)	140	(8)	132	98	268
Total due from customers (c)	**210,662**	**(9,051)**	**201,611**	**204,719**	**214,819**
Leasing receivables	**20,817**	**(455)**	**20,362**	**20,622**	**20,088**
Total customer items	**231,479**	**(9,506) (a)**	**221,973**	**225,341**	**234,907**
Including accrued interest			*1,494*	*1,620*	*1,860*

(a) Including EUR 963 million in general provisions for country risks.

(b) Participating loans granted to BNP Paribas customers included under "Subordinated loans" amounted to EUR 59 million at 31 December 2003 (EUR 53 million at 31 December 2002 and EUR 207 million at 31 December 2001).

(c) Loans qualifying for refinancing by Banque de France amounted to EUR 7,879 million at 31 December 2003 (EUR 8,079 million at 31 December 2002 and EUR 13,491 million at 31 December 2001).

NOTE 5 – TRANSACTIONS ON TRADING ACCOUNT SECURITIES, SECURITIES AVAILABLE FOR SALE AND DEBT SECURITIES HELD TO MATURITY

In millions of euros, at 31 December	2003				2002		2001	
	Gross value	Provisions	Net book value	Market value	Net book value	Market value	Net book value	Market value
Trading account securities:								
Treasury bills and money market instruments	73,822		73,822	73,822	54,453	54,453	54,539	54,539
Bonds and other fixed income instruments	34,217		34,217	34,217	24,707	24,707	42,473	42,473
Equities and other variable income instruments	50,442		50,442	50,442	21,149	21,149	40,553	40,553
Own shares held within the Group	80		80	80	14	14	8	8
Total trading account securities	**158,561**		**158,561**	**158,561**	**100,323**	**100,323**	**137,573**	**137,573**
Including unlisted equities and bonds	*7,968*		*7,968*	*7,968*	*4,806*	*4,806*	*4,438*	*4,438*
Securities available for sale								
Treasury bills and money market instruments	8,186	(141)	8,045	8,403	7,254	7,830	7,600	8,497
Bonds and other fixed income instruments	15,214	(542)	14,672	14,957	9,642	10,213	8,151	8,723
Equities, other variable income instruments and equity securities available for sale in the medium-term	2,189	(205)	1,984	2,101	1,453	1,547	1,936	2 121
Total securities available for sale	**25,589**	**(888)**	**24,701**	**25,641**	**18,349**	**19,590**	**17,687**	**19,341**
Including unlisted equities and bonds	*2,689*	*(20)*	*2,669*	*2,724*	*1,541*	*1,556*	*2,054*	*2,352*
Debt securities held to maturity								
Treasury bills and money market instruments	24,840	(36)	24,804	24,889	22,283	22,735	19,323	19,637
Bonds and other fixed income instruments	6,125	(9)	6,116	6,643	7,615	8,009	5,438	5,424
Total debt securities held to maturity	**30,965**	**(45)**	**30,920**	**31,532**	**29,898**	**30,744**	**24,761**	**25,061**
Including unlisted bonds	*359*		*359*	*369*	*409*	*414*	*541*	*541*
Total trading account securities, securities available for sale and debt securities held to maturity (a):	**215,115**	**(933)**	**214,182**	**215,554**	**148,570**	**150,657**	**180,021**	**181,975**
Including:								
Treasury bills and money market instruments	106,848	(177)	106,671	107,114	83,990	85,018	81,462	82,673
Bonds and other fixed income instruments	55,556	(551)	55,005	55,817	41,964	42,929	56,062	56,620
Including unlisted bonds	*3,405*	*(13)*	*3,392*	*3,422*	*2,452*	*2,465*	*3,212*	*3,225*
Equities and other variable income instruments	52,711	(205)	52,506	52,623	22,616	22,710	42,497	42,682
Including unlisted equities	*7,611*	*(7)*	*7,604*	*7,639*	*4,304*	*4,311*	*3,821*	*4,106*

(a) Mutual fund shares held by the BNP Paribas Group amounted to EUR 12,081 million at 31 December 2003 (EUR 4,437 million at 31 December 2002 and EUR 4,531 million at 31 December 2001). This amount includes EUR 11,777 million in growth funds, of which EUR 565 million incorporated in France (EUR 4,246 million in 2002 of which EUR 791 million incorporated in France and EUR 4,185 million in 2001 of which EUR 491 million incorporated in France).

NOTE 5 (CONT'D) – TRANSACTIONS ON TRADING ACCOUNT SECURITIES, SECURITIES AVAILABLE FOR SALE AND DEBT SECURITIES HELD TO MATURITY

Over the past three years, securities were reclassified among the various portfolios as follows:

Former classification	New classification	Amount transferred during the period (in millions of euros)		
		2003	2002	2001
Trading account securities	Securities available for sale	830	575	335
Securities available for sale	Debt securities held to maturity	5	270	9
Debt securities held to maturity	Securities available for sale	628	769	2,608

The above amounts do not include arms' length transactions between two Group companies pursuing different management objectives (including purchases of debt securities held to maturity from trading portfolio managers).

Net premiums on debt securities held to maturity, reflecting an acquisition price higher than the redemption price, amounted to EUR 71 million at 31 December 2003 (versus net discounts of EUR 364 million at 31 December 2002 and net premiums of EUR 170 million at 31 December 2001). These premiums and discounts are amortised over the remaining life of the securities.

Net premiums on securities available for sale, reflecting an acquisition price higher than the redemption price, amounted to EUR 49 million at 31 December 2003 (versus net discounts of EUR 181 million at 31 December 2002 and EUR 155 million at 31 December 2001).

Receivables corresponding to securities lent amounted to EUR 11,065 million at 31 December 2003 (EUR 5,051 million at 31 December 2002 and EUR 5,374 million at 31 December 2001).

Accrued interest on fixed income securities was EUR 601 million at 31 December 2003 (EUR 506 million at 31 December 2002 and EUR 657 million at 31 December 2001).

One of the Group subsidiaries engaged in trading and arbitraging on stock market indexes held 1,608,000 BNP Paribas SA shares at 31 December 2003, under trading account securities (note 22).

NOTE 6 – INSURANCE COMPANY INVESTMENTS

In millions of euros, at 31 December	2003	2002	2001
Real estate	1,103	1,141	1,224
Equities, mutual funds and other variable income instruments	2,944	2,613	2,640
Bonds and other fixed income instruments	33,153	30,323	27,545
Admissible assets related to unit-linked business	22,530	20,734	23,010
Reinsures' share of technical reserves	1,030	919	473
Other	648	629	573
Accrued interest	867	795	745
Insurance company investments	**62,275**	**57,154**	**56,210**

NOTE 7 – INVESTMENTS IN NON-CONSOLIDATED UNDERTAKINGS, OTHER PARTICIPATING INTERESTS AND EQUITY SECURITIES HELD FOR LONG-TERM INVESTMENT

In millions of euros, at 31 December	2003			2002		2001	
	Gross book value	Net book value	Market value	Net book value	Market value	Net book value	Market value
Equity securities held for long-term investment							
Unlisted securities	2,771	2,405	2,854	2,620	3,245	2,474	2,897
Listed securities	2,587	2,207	3,339	2,787	3,875	3,272	6,416
Total equity securities held for long-term investment	**5,358**	**4,612**	**6,193**	**5,407**	**7,120**	**5,746**	**9,313**
Investments in non-consolidated undertakings and other participating interests (a):							
Investments in non-consolidated undertakings	1,240	842	947	887	1,032	832	887
Other participating interests							
Unlisted securities	867	730	808	1,116	1,482	1,390	1,949
Listed securities	805	588	1,097	3,869	3,743	805	1,025
Total other participating interests	1,672	1,318	1,905	4,985	5,225	2,195	2,974
Total investments in non-consolidated undertakings and other participating interests	**2,912**	**2,160**	**2,852**	**5,872**	**6,257**	**3,027**	**3,861**
Total investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment	**8,270**	**6,772**	**9,045**	**11,279**	**13,377**	**8,773**	**13,174**

(a) The market value of unlisted investments in non-consolidated undertakings and other unlisted participating interests is principally determined based on the value of the BNP Paribas Group's equity in the underlying net assets. Where necessary, the valuation is based on revalued net assets.

Investments in non-consolidated credit institutions amounted to EUR 144 million at 31 December 2003 (EUR 144 million at 31 December 2002 and EUR 157 million at 31 December 2001). Participating interests in credit institutions amounted to EUR 467 million at 31 December 2003 (EUR 3,566 million at 31 December 2002 and EUR 508 million at 31 December 2001).

Net unrealised capital gains on investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment, calculated by reference to period-end market prices for listed securities, amounted to EUR 2,273 million at 31 December 2003 (EUR 2,098 million at 31 December 2002 and EUR 4,401 million at 31 December 2001).

NOTE 7 (CONT'D) – INVESTMENTS IN NON-CONSOLIDATED UNDERTAKINGS, OTHER PARTICIPATING INTERESTS AND EQUITY SECURITIES HELD FOR LONG-TERM INVESTMENT

The main companies carried under "Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment" with a net book value of more than EUR 100 million in the BNP Paribas Group's accounts are listed below:

In millions of euros	% interest	Head Office	Consolidated shareholders' equity in 2002 (a)	2002 consolidated net income (loss)	Net book value in the BNP Paribas Group accounts
Interests representing less than 5% of the investee's share capital					
Axa	1.11	Paris	23,711	949	265
Véolia Environnement	2.79	Paris	6,330	339	214
Total	0.23	La Défense	32,146	5,941	194
Vivendi Universal	0.74	Paris	14,020	(23,301)	128
Peugeot	1.53	Paris	10,984	1,690	114
Shinhan Financial Group	4.60	South Korea	2,923	508	138
Schneider Electric	2.03	Boulogne Billancourt	7,785	422	127
Sagem	3.95	Paris	1,277	77	106
Interests representing between 5% and 10% of the investee's share capital					
Tyler trading inc	6.65	Wilmington (USA)	2,013	5	318
Bouygues Telecom	6.41	Issy Les Moulineaux	1,350	129	171
Cassa Di Risparmio Di Firenze	6.99	Italy	915	83	118
Interests representing more than 10% of the investee's share capital					
Pargesa Holding	14.63	Switzerland	3,371	(91)	356
Erbe SA	43.83	Belgium	672	25	335
ABN Amro Advisory Inc	19.35	Chicago (USA)	1,503	34	239
Eiffage	29.39	Issy Les Moulineaux	904	126	166
Crédit Logement	32.98	Paris	942	44	186
Interest in an investment fund					
PAI Europe III	13.49	France/UK	N/A	N/A	109

(a) *According to French accounting standards, including net income/(loss)*

NOTE 8 – PROVISIONS FOR CREDIT RISKS AND COUNTRY RISKS

In millions of euros	2003	2002	2001
At 1 January	**13,029**	**13,171**	**12,542**
Net additions during the period	1,379	1,532	1,366
Write-offs during the period covered by provisions	(1,724)	(1,470)	(1,230)
Translation adjustments and other changes	(979)	(204)	493
At 31 December	**11,705**	**13,029**	**13,171**
Breakdown of provisions:			
– Provisions deducted from assets:			
• On interbank items (a)	256	416	379
• On customer items (note 4)	9,506	10,347	10,484
• On securities (a)	746	1,009	1,117
Total provisions deducted from assets	10,508	11,772	11,980
Including provisions for country risks	*1,481*	*2,119*	*2,271*
– Provisions recorded under liabilities (note 19):			
• To cover off balance sheet commitments	505	570	621
• To cover credit risks	692	469	352
• To cover industry risks		218	218
Total provisions recorded under liabilities	1,197	1,257	1,191
Including provisions for country risks	*314*	*309*	*434*
Total provisions for credit risks and country risks	**11,705**	**13,029**	**13,171**

(a) Provisions on loans to credit institutions mainly concern financial credits (note 3) exposed to country risk. Provisions on securities shown in the above table primarily cover the country risk affecting securities held by the BNP Paribas Group.

Provisions for credit risks on assets are deducted from the carrying value of the assets. Provisions recorded under liabilities include provisions for losses on off balance sheet commitments, provisions for claims and litigation, and provisions for risks that are probable in light of current or past events but the amount and timing of which cannot be reliably determined.

Provisions covering principal and interest on sovereign loans amounted to EUR 1,795 million at 31 December 2003 (EUR 2,428 million at 31 December 2002 and EUR 2,705 million at 31 December 2001).

NOTE 8 (CONT'D) – PROVISIONS FOR CREDIT RISKS AND COUNTRY RISKS

In millions of euros	**2003**	**2002**	**2001**
Additions to provisions for credit risks and country risks:			
• Customer and interbank items	2,278	2,533	2,423
• *Off balance sheet commitments*	51	93	43
• Securities	214	87	173
• Other credit risks	367	112	72
Total additions to provisions for credit risks and country risks	**2,910**	**2,825**	**2,711**
Recoveries of provisions for credit risks and country risks:			
• Customer and interbank items	(1,137)	(1,024)	(856)
• Off balance sheet commitments	(38)	(38)	(44)
• *Securities*	(226)	(132)	(181)
• Other credit risks	(130)	(99)	(264)
Total recoveries of provisions for credit risks and country risks	**(1,531)**	**(1,293)**	**(1,345)**
Net additions to provisions for credit risks and country risks	**1,379**	**1,532**	**1,366**
Write-offs not covered by provisions	187	146	130
Recoveries of amounts written off	(104)	(101)	(95)
Elimination of net addition to provisions for interest in arrears recorded under net banking income	(101)	(107)	(89)
Net charge for the period for credit risks and country risks	**1,361**	**1,470**	**1,312**
Including:			
• Net charge to provisions for specific credit risks	1,727	1,555	1,351
• Net recovery of provisions for country risks	(366)	(85)	(39)

As mentioned in note 1 concerning Accounting Policies, in 2003 EUR 273 million of provisions for country risks were reclassified under provisions for specific risks.

NOTE 9 – INVESTMENTS IN COMPANIES CARRIED UNDER THE EQUITY METHOD

In millions of euros, at 31 December 2003	Total investments in companies carried under the equity method			Net book value of the investments in the individual accounts of Group companies
	Equity in net assets (based on voting interest)	Equity in 2003 net income (loss) (based on voting interest)	Total	
Financial institutions:				
Credit institutions	*480*	*53*	*533*	*334*
Cofinoga	211	42	253	130
Société de paiement pass	80	18	98	36
C.I.G.	44	16	60	13
Servicios Financieros Carrefour EFC SA	52	8	60	87
BNP Private Banking Japan	18	(3)	15	20
Cetelem Capital Co ltd (Korea)	24	(24)	0	0
Other	51	(4)	47	48
Other financial institutions	*875*	*28*	*903*	*515*
Finaxa	815	11	826	437
Centro Leasing Spa	43	6	49	37
CCAC Brazil	23	11	34	38
Cetelem Group (Cofidis Belgium and Spain)	(9)	0	(9)	0
Other	3	0	3	3
Total financial institutions	**1,355**	**81**	**1,436**	**849**
Other companies:				
Insurance companies:	*55*	*4*	*59*	*41*
Axa Re Finance	38	5	43	41
Other	17	(1)	16	0
Other companies:	*90*	*46*	*136*	*148*
Laser	28	5	33	53
Fischer Francis Trees and Watts	2	6	8	73
Other	60	35	95	22
Total other companies	**145**	**50**	**195**	**189**
Total investments in companies carried under the equity method	**1,500**	**131**	**1,631**	**1,038**

NOTE 10 – LONG-TERM INVESTMENTS

In millions of euros	Cost at 1 January 2003	Acquisitions	Redemptions and disposals	Transfers and other movements	Cost at 31 December 2003	Provisions at 1 January 2003	Additions to provisions	Recoveries of provisions	Other provision movements	Provisions at 31 Dec. 2003	Net book value at 31 Dec. 2003	Net book value at 31 Dec. 2002
Debt securities held to maturity (note 5)	29,960	31,587	(28,231)	(2,351)	30,965	(62)	-	-	17	(45)	30,920	29,898
Investments in non-consolidated undertakings and other participating interests (note 7)	6,890	325	(4,259)	(44)	2,912	(1,018)	(176)	409	33	(752)	2,160	5,872
Equity securities held for long-term investment (note 7)	6,175	438	(920)	(335)	5,358	(768)	(255)	225	52	(746)	4,612	5,407
Investments in companies carried under the equity method (note 9)	1,795			(164)	1,631						1,631	1,795
Total long-term investments	**44,820**	**32,350**	**(33,410)**	**(2,894) (a)**	**40,866**	**(1,848)**	**(431)**	**634**	**102**	**(1,543)**	**39,323**	**42,972**

(a) Including translation adjustment of EUR (2,080) million.

NOTE 11 – TANGIBLE AND INTANGIBLE ASSETS

In millions of euros, at 31 December	2003			2002	2001
	Gross	Depreciation, amortisation and provisions	Net	Net	Net
Intangible assets					
- Computer software	1,615	(917)	698	538	267
- Other intangible assets	1,004	(215)	789	749	464
Total intangible assets	2,619	(1,132)	1,487	1,287	731
Tangible assets:					
- Land and buildings	3,321	(1,198)	2,123	2,076	2,099
- Rental properties (land and buildings)	3,976	(579)	3,397	3,062	2,637
- Equipment, furniture and fixtures	4,095	(2,495)	1,600	1,695	1,702
- Other fixed assets	401		401	520	345
Total tangible assets	11,793	(4,272)	7,521	7,353	6,783
Total tangible and intangible assets	**14,412**	**(5,404)**	**9,008**	**8,640**	**7,514**

Intangible assets

Other intangible assets include lease rights, goodwill and trade marks acquired by the Group, including the Consors trade mark acquired in 2002.

Operating assets

In 1991 and 1992, as allowed by French regulations, Banque Nationale de Paris transferred its main operating real estate holdings to its subsidiary Compagnie Immobilière de France. The book value of the assets was increased by EUR 1,156 million, and the corresponding capital gain was posted to consolidated shareholders' equity under "capital gains on restructuring", net of the related tax effect (note 22). In order to reflect what appeared to be a lasting decline in the real estate market, in 1997 the book value of these real estate assets was written down by EUR 545 million. The adjustment, net of the related tax effect, was recorded in the balance sheet under "capital gains on restructuring", consistently with the initial adjustment.

The operating assets held by Paribas and its subsidiaries at the time of the merger are stated at historical cost.

Depreciation and provisions on rental properties include an EUR 80 million provision booked in accordance with the principle of prudence to cover unrealised losses on the rental properties held by Compagnie Bancaire.

Non-operating assets

At 31 December 2003, non-operating land and buildings, including assets leased under operating leases, amounted to EUR 3,454 million (EUR 3,122 million at 31 December 2002 and EUR 2,729 million at 31 December 2001). The total includes shopping centres acquired for rental.

Depreciation, amortisation and provisions

The charge for depreciation, amortisation and provisions recorded in 2003 amounted to EUR 758 million (EUR 618 million in 2002 and EUR 577 million in 2001).

NOTE 12 – GOODWILL

In millions of euros	2003	2002	2001
Net amount at 1 January	**6,547**	**4,489**	**2,540**
Goodwill on acquisitions made during the year	50	2,988	2,273
Translation adjustment	(559)	(397)	4
Amortisation for the year	(417)	(388)	(206)
Exceptional amortisation of goodwill	(43)	(145)	(122)
Unamortised goodwill at 31 December	**5,578**	**6,547**	**4,489**

Net amortisation of goodwill totalled EUR 399 million for 2003 (EUR 366 million for 2002 and EUR 188 million for 2001), after deducting EUR 18 million in amortisation of negative goodwill (EUR 22 million in 2002 and EUR 18 million in 2001). Exceptional amortisation of goodwill on investments sold includes EUR 43 million (EUR 95 million in 2002 and EUR 101 million in 2001) corresponding to goodwill recorded on acquisition of minority interests in the Cobepa sub-group. An additional EUR 50 million in amortisation was recorded in 2002 to take account of the decrease in unrealised gains. The exceptional amortisation was deducted from "Gains (losses) on disposals of long-term investments and changes in provisions" (note 37).

Badwill amounted to EUR 18 million at 31 December 2003 (EUR 22 million at 31 December 2002 and EUR 25 million at 31 December 2001), including EUR 15 million concerning Finaxa.

NOTE 13 – ACCRUED INCOME AND OTHER ASSETS

In millions of euros, at 31 December	2003	2002	2001
Accrued income and other adjustment accounts			
Valuation adjustment accounts (a)	13,853	20,228	17,519
Accrued income	5,419	5,331	10,271
Collection accounts	2,845	3,488	7,816
Other adjustment accounts (b)	6,707	9,501	11,195
Total accrued income and other adjustment accounts	28,824	38,548	46,801
Other assets			
Premiums on purchased options	42,185	36,328	68,290
Settlement accounts related to securities transactions	5,067	3,655	10,831
Investments in Codevi "industrial development" securities	3,716	3,702	3,275
Deferred tax assets	853	975	1,032
Other insurance company assets	1,142	931	807
Other	11,633	10,458	10,351
Total other assets	64,596	56,049	94,586
Total accrued income and other assets	**93,420**	**94,597**	**141,387**

(a) Mark-to-market gains on foreign exchange instruments and forward instruments.
(b) Includes prepaid interest on customer and interbank accounts and prepaid expenses.

NOTE 14 – INTERBANK ITEMS AND MONEY MARKET SECURITIES

In millions of euros, at 31 December	2003	2002	2001
Interbank and money market items			
Demand accounts	5,027	8,859	20,027
Time deposits and borrowings	61,740	52,808	73,404
Securities and bills sold outright or under repurchase agreements:			
• Securities given under repurchase agreements	122,258	113,552	126,128
• Bills sold outright or under repurchase agreements	2,229	2,686	737
Total securities and bills sold outright or under repurchase agreements	124,487	116,238	126,865
Total interbank and money market items	**191,254**	**177,905**	**220,296**
Debt securities issued to credit insitutions			
Interbank market securities	1,025	1,025	1,670
Total interbank items and money market securities	**192,279**	**178,930**	**221,966**
Including accrued interest	*1,785*	*2,273*	*3,152*

Interbank demand deposits amounted to EUR 4,906 million at 31 December 2003 (EUR 8,465 million at 31 December 2002 and EUR 19,572 million at 31 December 2001).

NOTE 15 – CUSTOMER DEPOSITS, RETAIL CERTIFICATES OF DEPOSIT AND NEGOTIABLE CERTIFICATES OF DEPOSIT

In millions of euros, at 31 December	2003	2002	2001
Customer deposits:			
Demand accounts	69,464	70,950	64,742
Time accounts	68,899	72,150	93,455
Regulated savings accounts	36,622	31,113	29,662
Repurchase agreements:			
Securities given under repurchase agreements	35,475	20,819	27,996
Bills sold outright or under repurchase agreements	161	537	241
Total securities and bills sold outright or under repurchase agreements	35,636	21,356	28,237
Total customer deposits	**210,621**	**195,569**	**216,096**
Bonds and negotiable short-term debt instruments			
Negotiable certificates of deposit	67,014	64,913	63,575
Retail certificates of deposit	4,933	6,708	6,771
Total bonds and negotiable short-term debt instruments	**71,947**	**71,621**	**70,346**
Total customer deposits, negotiable certificates of deposit and retail certificates of deposit	**282,568**	**267,190**	**286,442**
Including accrued interest	*648*	*968*	*1,426*

Regulated demand savings deposits, including savings collected for investment, totalled EUR 18,272 million at 31 December 2003 (EUR 14,515 million at 31 December 2002 and EUR 13,599 million at 31 December 2001). Other customer demand deposits amounted to EUR 76,701 million at 31 December 2003 (EUR 74,542 million at 31 December 2002 and EUR 74,628 million at 31 December 2001).

NOTE 16 – BOND ISSUES

The following table shows bonds issued by the Group by currency, contractual interest rate and maturity:

Issuing currency In millions of euros	Average interest rate	Balance outstanding at 31 Dec. 2003	Maturity 2004	2005	2006	2007	2008	2009 to 2013	Beyond 2013
Euro zone issues	Variable	1,939	225	266	812	5	600	31	
	6.10 %	7,693	647	549	1,741	1,246	577	2,523	410
US dollar issues	4.34 %	488							488
Issues in other currencies	Variable	45			32		13		
	6.31 %	36	2		16	18			
Total bonds issued		10,201	874	815	2,601	1,269	1,190	2,554	898
BNP Paribas Group bonds held by consolidated companies		(447)							
Total BNP Paribas Group bonds outstanding		9,754							
Accrued interest		198							
Total bond issues		9,952							

Unamortised premiums on the above issues, corresponding to the difference between the issue proceeds and the redemption price, amounted to EUR 163 million at 31 December 2003 (EUR 158 million at 31 December 2002 and EUR 97 million at 31 December 2001).

NOTE 17 – TECHNICAL RESERVES OF INSURANCE COMPANIES

In millions of euros, at 31 December	2003	2002	2001
Life technical reserves	35,910	32,684	29,219
Technical reserves – unit-linked business	22,554	21,047	23,364
Non-life technical reserves	1,694	1,409	1,209
Policyholders' surplus	1,139	1,048	1,129
Accrued interest	511	338	284
Total technical reserves	**61,808**	**56,526**	**55,205**

Policyholders' surplus primarily includes the funds set aside to top up the return offered to holders of life insurance policies if necessary in future years (EUR 615 million at 31 December 2003, EUR 547 million at 31 December 2002 and EUR 656 million at 31 December 2001).

NOTE 18 – ACCRUALS AND OTHER LIABILITIES

In millions of euros, at 31 December	2003	2002	2001
Accruals:			
Accrued liabilities	4,459	5,060	8,977
Valuation adjustment accounts (a)	14,528	20,617	17,682
Collection accounts	2,923	2,066	1,675
Other accruals	8,585	4,806	8,186
Total accruals	**30,495**	**32,549**	**36,520**
Other liabilities:			
Settlement accounts related to securities transactions	6,938	4,966	12,284
Liabilities related to written options	43,634	37,782	68,969
Liabilities related to securities transactions	88,430	57,471	59,912
Deferred tax liabilities	1,417	1,685	1,734
Other insurance liabilities	418	494	337
Other payables and liabilities	13,488	10,889	19,468
Total other liabilities	**154,325**	**113,287**	**162,704**
Total accruals and other liabilities	**184,820**	**145,836**	**199,224**

(a) Mark-to-market losses on foreign exchange instruments and forward instruments.

NOTE 19 – PROVISIONS FOR CONTINGENCIES AND CHARGES

In millions of euros, at 31 December	2003	2002	2001
Provisions for pensions and other post-employment benefits (note 27)	1,467	1,245	1,329
Provisions for credit risks and equivalents (note 8)	692	469	352
Provisions for industry risks (note 8)	-	218 (a)	218
Provisions for off balance sheet commitments (note 8)			
- credit risks	191	261	187
- country risks	314	309	434
Restructuring (note 41)	80	178	321
Other provisions	1,301	1,464	2,012
Total provisions for contingencies and charges	**4,045**	**4,144**	**4,853**

(a) At 31 December 2002, the provision for industry risks was notionally earmarked to cover losses on listed investments, whereas in previous years it was not allocated to any specific risks. In 2003, the provision was reversed to avoid duplication with the provisions booked for each line of securities concerned.

Off balance sheet credit risks covered by provisions amounted to EUR 983 million at 31 December 2003 (EUR 1,222 million at 31 December 2002 and EUR 976 million at 31 December 2001).

At 31 December 2003, other provisions for contingencies and charges break down as follows:

In millions of euros	1 January 2003	Additions	Reversals	Other	31 December 2003
Provisions set up in connection with banking and banking-related transactions	**611**	**231**	**(331)**	**28**	**539**
- Provisions for contingencies related to capital markets transactions	216	153	(175)	(7)	187
- Provisions for potential losses on long-term investments	181	31	(25)	7	194
- Other provisions related to banking transactions	214	47	(131)	28	158
Provisions not set up in connection with banking or banking-related transactions	**853**	**230**	**(339)**	**18**	**762**
Total other provisions for contingencies and charges	**1,464**	**461**	**(670)**	**46**	**1,301**

NOTE 20 – SUBORDINATED DEBT

In millions of euros, at 31 December	2003	2002	2001
Subordinated medium- and long-term debt	**11,112**	**11,776**	**10,257**
Undated subordinated debt			
Undated participating subordinated notes	312	343	344
Other undated floating-rate subordinated notes:			
In foreign currencies	707	849	1,041
In euros	290	305	305
Total undated floating rate subordinated notes	997	1,154	1,346
Undated notes	412	629	762
Total undated subordinated debt	**1,721**	**2,126**	**2,452**
Total subordinated debt issued by BNP Paribas Group	**12,833**	**13,902**	**12,709**
Accrued interest	393	381	329
Total	**13,226**	**14,283**	**13,038**

Subordinated medium- and long-term debt

Subordinated debt included under this heading consists of medium and long-term debentures originally issued in French francs, euros and foreign currencies that are equivalent to debt ranking last before participating debt and securities for repayment purposes in the case of liquidation of the Bank.

Subordinated medium- and long-term debt issued by the Group generally contains a call provision authorising BNP Paribas to buy back its securities directly in the market or through tender offers or, in the case of private placements, over the counter.

Borrowings in international markets by BNP Paribas SA or foreign subsidiaries of the BNP Paribas Group may be subject to early repayment of principal and the early payment of interest due at maturity in the event that changes in applicable tax laws oblige the BNP Paribas Group issuer to compensate debtholders for the consequences of such changes. The debt securities may be called on 15 to 60 days' notice subject to approval by the banking supervisory authorities.

At 31 December 2003, subordinated medium- and long-term debt broke down as follows by maturity and by currency:

Issuing currency	Total	Maturity						
		2004	2005	2006	2007	2008	2009 to 2013	Beyond 2013
Subordinated medium-and long-term debt:								
• In euros	6,976	704	258	290	486	959	2,823	1,456
• In US dollars	3,287		60	179	477		1,776	795
• In other currencies	849	48	112		78	52	47	512
Total subordinated medium-and long-term debt	**11,112**	**752**	**430**	**469**	**1,041**	**1,011**	**4,646**	**2,763**

NOTE 20 (CONT'D) – SUBORDINATED DEBT

Undated subordinated debt

In July 1984, pursuant to the French Law of 3 January 1983, BNP SA issued a first block of 1,800,000 undated participating subordinated notes (titres participatifs) with a face value of FRF 1,000 for a total of EUR 274 million. Subscription rights to new undated participating subordinated notes were attached to each of these notes. In connection with rights exercised in the period from 1985 to 1988, BNP SA issued a total of 412,761 new undated participating subordinated notes with a face value of FRF 1,000. The notes were issued at a total premium of EUR 4 million. The notes are redeemable only in the event of liquidation of the Bank, but may be retired in accordance with the terms of the law.

In October 1985, BNP SA issued EUR 305 million of undated floating-rate subordinated notes (titres subordonnés à durée indéterminée, or TSDI). The notes are redeemable only in the event of liquidation of the Bank. They are subordinated to all other debts of the Bank but senior to the undated participating subordinated notes issued by BNP SA. The Board of Directors is entitled to postpone interest payments if the shareholders' meeting approving the financial statements declares that there is no income available for distribution. In September 1986, BNP SA raised a further USD 500 million by issuing new undated floating-rate subordinated notes with characteristics similar to those of the French franc notes issued in 1985. In July 1986 and December 1996, Paribas SA issued undated subordinated notes in the amounts of USD 165 million and USD 200 million respectively.

Between 1996 and 1998, BNP SA issued undated notes which may be called at the issuer's discretion, starting from a date specified in the issuing agreement and contingent upon the consent of the Commission Bancaire.

Undated participating subordinated notes, undated subordinated notes and undated notes qualify as Tier 2 capital under French regulations and international guidelines on capital adequacy.

NOTE 21 – RESERVE FOR GENERAL BANKING RISKS

The reserve for general banking risks amounted to EUR 843 million at 31 December 2003 (EUR 997 million at 31 December 2002 and EUR 1,007 million at 31 December 2001).

NOTE 22 – CONSOLIDATED SHAREHOLDERS' EQUITY

In millions of euros	Capital	Additional paid-in capital in excess of par	Capital gain on restructuring and revaluation surplus
Balance at 1 January 2001	**1,792**	**10,962**	**375**
. Operations affecting capital in 2001:			
- cancellation of shares held by BNP Paribas	(36)	(752)	
- share issues	16	266	
. Cancellation of contingent value rights certificates held by BNP Paribas			
. Issue of preferred shares			
. Buyout of minority interests in subsidiaries			
. Minority interests in newly-acquired companies			
. BNP Paribas SA shares held pursuant to the 5th resolution of the Annual Shareholders' Meetings of 23 May and 15 May 2001 and contingent value rights certificates bought back during the period			
. Translation adjustment			
Effect of changes of accounting methods in connection with the application of standard CRC 00-05 concerning the financial statements of insurance companies			
. Other			5
. 2001 consolidated net income			
Balance at 31 December 2001 before appropriation of income	**1,772**	**10,476**	**380**
Cash dividend			
Balance at 1 January 2002	**1,772**	**10,476**	**380**
. Operations affecting capital in 2002:			
- share issues	18	328	
. Cancellation of contingent value rights certificates held by BNP Paribas			
. Issue of preferred shares			
. BNP Paribas SA shares held pursuant to the 5th resolution of the Annual Shareholders' Meetings of 23 May 2000 and 15 May 2001			
. Translation adjustment			
. Other			(3)
. 2002 consolidated net income			
Balance at 31 December 2002 before appropriation of income	**1,790**	**10,804**	**377**
2002 cash dividend			
Balance at 1 January 2003	**1,790**	**10,804**	**377**
. Operations affecting capital in 2003:			
- share issues	16	213	
. Issue of preferred shares			
. BNP Paribas SA shares held pursuant to the 6th resolution of the Annual Shareholders' Meetings of 15 May 2002 and 31 May 2003			
. Translation adjustment			
. Effect of applying standard CRC 2002-03 (note 1)			
. Other			(3)
. 2003 consolidated net income			
Balance at 31 December 2003 before appropriation of income	**1,806**	**11,017**	**374**

Retained earnings						
Cumulative translation adjustment	Parent company retained earnings and Group's share in retained earnings of subsidiaries	Elimination of shares held by BNP Paribas	Retained earnings, capital gains resulting from real estate restructuring and revaluation surplus	Shareholders' equity attributable to BNP Paribas Group	Minority interests	Total consolidated shareholders' equity
(45)	**9,163**	**(1,602)**	**7,891**	**20,645**	**2,653**	**23,298**
		788	788			
				282		282
	(147)	83	(64)	(64)		(64)
					850	850
					(852)	(852)
					150	150
	(41)	(204)	(245)	(245)		(245)
(48)			(48)	(48)	32	(16)
	(2)		(2)	(2)		(2)
	19		24	24	20	44
	4,018		4,018	4,018	226	4,244
(93)	**13,010**	**(935)**	**12,362**	**24,610**	**3,079**	**27,689**
	(1,039)		(1,039)	(1,039)	(140)	(1,179)
(93)	**11,971**	**(935)**	**11,323**	**23,571**	**2,939**	**26,510**
				346		346
	(226)	161	(65)	(65)		(65)
					1,276	1,276
	(50)	(329)	(379)	(379)		(379)
(342)			(342)	(342)	(203)	(545)
	22		19	19	180	199
	3,295		3,295	3,295	343	3,638
(435)	**15,012**	**(1,103)**	**13,851**	**26,445**	**4,535**	**30,980**
	(1,040)		(1,040)	(1,040)	(284)	(1,324)
(435)	**13,972**	**(1,103)**	**12,811**	**25,405**	**4,251**	**29,656**
				229		229
					700	700
	(94)	(802)	(896)	(896)		(896)
(167)			(167)	(167)	(284)	(451)
	(33)		(33)	(33)		(33)
	25		22	22	12	34
	3,761		3,761	3,761	340	4,101
(602)	**17,631**	**(1,905)**	**15,498**	**28,321**	**5,019**	**33,340**

NOTE 22 (CONT'D) – CONSOLIDATED SHAREHOLDERS' EQUITY

OPERATIONS INVOLVING SHARE CAPITAL IN 2001, 2002 AND 2003

Operations Affecting Capital in 2001

Capital Reduction

Pursuant to authorisations granted by the fifth and twenty-second resolutions of the Shareholders' Meeting of 23 May 2000, the Board of Directors decided on 6 March 2001 to cancel by way of a reduction of capital 9,000,000 BNP Paribas shares held in treasury stock.

Capital Increases

In accordance with Section L225-129-V of the new French Companies Act (formerly Section 180-V of the 24 July 1966 Act) and pursuant to authorisation received from the Shareholders' Meeting of 15 May 2001, the Board of Directors decided on 6 March 2001 and 15 May 2001, to issue BNP Paribas shares reserved for participants in the company savings plan via the BNP Paribas Accueil mutual fund. On 26 June 2001, the mutual fund subscribed 3,361,921 ordinary shares with a par value of EUR 4 for this purpose. In addition, during 2001, BNP Paribas employees subscribed 417,720 shares with rights from 1 January 2000 under the stock option plan.

At 31 December 2001, the capital of BNP Paribas SA consisted of 442,985,696 fully-paid ordinary shares with a par value of EUR 4.

During 2001, employees also subscribed 325,801 shares with a par value of EUR 4 and with rights from 1 January 2001 under the stock option plan. The corresponding capital increase was carried out on 17 January 2002.

Operations Affecting Capital in 2002

Share split

In accordance with the authorisation received from the Shareholders' Meeting of 15 May 2001 (twelfth resolution), on 18 December 2001 the Board of Directors decided to carry out a two-for-one share split. Following this share split, carried out on 20 February 2002, BNP Paribas' capital was made up of 886,622,994 ordinary shares with a par value of EUR 2.

Capital Increases

In accordance with Section L225-129-V of the new French Companies Act (formerly Section 180-V of the 24 July 1966 Act) and pursuant to authorisations received from the Shareholders' Meeting of 15 May 2001, the Board of Directors decided on 28 February 2002, to issue BNP Paribas shares reserved for participants in the company savings plan via the BNP Paribas Accueil mutual fund. On 27 June 2002, the mutual fund subscribed 7,623,799 ordinary shares with a par value of EUR 2 for this purpose. In addition, BNP Paribas employees subscribed 927,046 shares with rights from 1 January 2001 under the stock option plan.

At 31 December 2002, the capital of BNP Paribas SA consisted of 895,173,839 fully-paid ordinary shares with a par value of EUR 2.

During 2002, employees also subscribed 705,985 shares with a par value of EUR 2 and with rights from 1 January 2002 under the stock option plan. The corresponding capital increase was carried out on 23 January 2003.

Operations Affecting Capital in 2003

In accordance with Section L225-129-V of the new French Companies Act (formerly Section 180-V of the 24 July 1966 Act) and pursuant to authorisations received from the Shareholders' Meeting of 31 May 2002, the Board of Directors decided on 4 February 2003, to issue BNP Paribas shares reserved for participants in the company savings plan via the BNP Paribas Accueil mutual fund. On 2 July 2003, the mutual fund subscribed 6,673,360 ordinary shares with a par value of EUR 2 for this purpose. Also on 2 July 2003, 517,716 shares were issued to employees on exercise of stock options, with rights from 1 January 2002 and 100,715 shares with rights from 1 January 2003.

NOTE 22 (CONT'D) – CONSOLIDATED SHAREHOLDERS' EQUITY

Operations Affecting Capital in 2003 (cont'd)

At 31 December 2003, the capital of BNP Paribas SA consisted of 903,171,615 fully-paid ordinary shares with a par value of EUR 2.

During 2003, employees also subscribed 443,989 shares with a par value of EUR 2 and with rights from 1 January 2003 under the stock option plan. The corresponding capital increase was carried out on 28 January 2004.

ANALYSIS OF ADDITIONAL PAID-IN CAPITAL IN EXCESS OF PAR

In 2001, additional paid-in capital in excess of par was reduced by EUR 752 million as a result of the cancellation of 9,000,000 shares, and increased by EUR 266 million following the issue of BNP Paribas shares on exercise of employee stock options and in connection with an employee share issue.

In 2002, this item was increased by EUR 328 million following the issue of BNP Paribas shares on exercise of employee stock options and in connection with an employee share issue.

In 2003, this item was increased by EUR 213 million following the issue of BNP Paribas shares on exercise of employee stock options and in connection with an employee share issue.

Additional paid-in capital in excess of par also includes a capital gain on real estate restructuring of EUR 283 million related to a restructuring operation whereby BNP transferred its real estate holdings to its subsidiary "Compagnie Immobilière de France, CIF", in 1991 and 1992. The resulting capital gain is recognised in the consolidated profit and loss account in proportion to the additional depreciation charge taken by CIF. The residual gain includes a write-down of EUR 420 million taken during 1997 (see notes 1 and 11).

PREFERRED SHARES

In December 1997, BNP US Funding LLC, a wholly-owned subsidiary of the Group, made a USD 500 million issue of non-cumulative preferred shares, which do not dilute earnings per ordinary share. The shares pay a contractual dividend of 7.738% for a period of ten years. At the end of that period, the issuer may redeem the shares at par at the end of any calendar quarter. Until they are redeemed, the shares will pay a dividend indexed to Libor. The proceeds of this issue are included in shareholders' equity under "Minority interests" and the corresponding remuneration is treated as a distribution to minority shareholders.

A second USD 500 million issue of non-cumulative preferred shares was carried out in October 2000 by another wholly-owned subsidiary, BNP Paribas Capital Trust. These shares pay a contractual dividend of 9.003% for a period of ten years.

In October 2001, two non-cumulative preferred share issues, totalling EUR 350 million and EUR 500 million, were carried out by two wholly-owned subsidiaries of the Group, BNP Paribas Capital Trust II and III. Shares in the first issue pay a dividend of 7% over 5 years and shares in the second issue pay a dividend of 6.625% over 10 years. Shares in the first issue are redeemable at the issuer's discretion after five years and at each interest payment date thereafter. Shares that have not been redeemed will continue to pay a dividend of 7%.

In January and June 2002, an additional two non-cumulative preferred share issues, totalling EUR 660 million and USD 650 million, were carried out by two wholly-owned subsidiaries of the Group, BNP Paribas Capital Trust IV and V. Shares in the first issue pay a dividend of 6.342% over 10 years. The annual dividend on shares in the second issue is 7.2%, paid quarterly. The shares are redeemable after five years and at each quarterly coupon date thereafter. Shares that have not been redeemed will continue to pay a dividend of 7.2%.

In January 2003, another EUR 700 million non-cumulative preferred share issue was carried out by a wholly-owned subsidiary of the Group, BNP Paribas Capital Trust VI. The shares pay a contractual dividend of 5.868%. They are redeemable after 10 years and on each annual coupon date thereafter. Shares not redeemed in 2013 will pay a quarterly dividend equal to the 3-month Euribor + 2.48%.

NOTE 22 (CONT'D) – CONSOLIDATED SHAREHOLDERS' EQUITY

BNP PARIBAS SHARES HELD BY THE GROUP

Pursuant to the sixth resolution of the Shareholders' Meetings of 15 May 2002 and 31 May 2003, BNP Paribas was authorised to buy back shares representing a maximum of 10% of its capital in order to stabilise the share price, or to award or sell the shares to employees under the statutory profit-sharing scheme or company savings plans, or to cancel the shares acquired, or to sell, exchange or otherwise dispose of them, for financial or asset/liability management purposes.

At 31 December 2003, the BNP Paribas Group held 46,426,443 BNP Paribas shares representing an amount of EUR 1,985 million, including 44,818,443 shares representing EUR 1,905 million deducted from shareholders' equity.

In millions of euros	Other participating interests		Trading account securities (note 5)		TOTAL	
	Number of securities	Book value	Number of securities	Book value	Number of securities	Book value
Shares held at 31 December 2001	**8,808,175**	**774**	**75,450**	**7**	**8,883,625**	**781**
Two-for-one share split	8,808,175		75,450		8,883,625	-
Shares acquired pursuant to shareholder authorisations	12,663,315	436			12,663,315	436
Other movements	(2,385,212)	(107)	215,100	7	(2,170,112)	(100)
Shares held at 31 December 2002	**27,894,453**	**1,103**	**366,000**	**14**	**28,260,453**	**1,117**
Shares acquired pursuant to shareholder authorisations	22,547,920	1,061			22,547,920	1,061
Other movements	(5,623,930)	(259)	1,242,000	66	(4,381,930)	(193)
Shares held at 31 December 2003	**44,818,443**	**1,905**	**1,608,000**	**80**	**46,426,443**	**1,985**

NOTE 23 – OFF BALANCE SHEET COMMITMENTS

In millions of euros, at 31 December	2003	2002	2001
FINANCING COMMITMENTS GIVEN AND RECEIVED			
Financing commitments given:			
To credit institutions	25,451	16,310	9,177
On behalf of customers:			
– Confirmed letters of credit			
• Documentary credits	14,500	16,326	6,911
• Other confirmed letters of credit	86,686	49,019	53,878
– Other commitments given on behalf of customers	29,650	58,743	62,963
	130,836	**124,088**	**123,752**
Total financing commitments given	**156,287**	**140,398**	**132,929**
Roll-over (standby) commitments received:			
From credit institutions	41,217	19,040	13,530
On behalf of customers	2,759	2,496	8,825
Total financing commitments received	**43,976**	**21,536**	**22,355**
GUARANTEES AND ENDORSEMENTS GIVEN AND RECEIVED			
Guarantees and endorsements given:			
To credit institutions			
– Confirmed documentary credits	1,382	2,035	997
– Other	3,865	4,812	6,585
	5,247	**6,847**	**7,582**
On behalf of customers			
– Guarantees and endorsements:			
• Real estate guarantees	862	883	1,314
• Administrative and tax guarantees	7,038	7,361	6,841
• Other	6,111	6,179	5,016
– Other guarantees given on behalf of customers	37,607	38,956	59,190
	51,618	**53,379**	**72,361**
Total guarantees and endorsements given	**56,865**	**60,226**	**79,943**
Guarantees and endorsements received:			
From credit institutions	21,633	23,362	16,767
On behalf of customers			
– Guarantees received from government administrations	2,392	1,895	5,687
– *Guarantees received from financial institutions*	478	299	1,020
– Other guarantees received	18,448	18,268	18,802
Total guarantees and endorsements received from customers	**21,318**	**20,462**	**25,509**
Total guarantees and endorsements received	**42,951**	**43,824**	**42,276**
COMMITMENTS GIVEN AND RECEIVED ON SECURITIES			
Securities to be received	7,735	14,904	10,909
Securities sold under repurchase agreements to be received (a)	117	133	181
Total securities to be received	**7,852**	**15,037**	**11,090**
Total securities to be delivered	**7,389**	**7,960**	**9,216**

(a) Receipt of these securities is contingent upon exercise of the repurchase option.

NOTE 24 – FORWARD AND OPTIONS CONTRACTS

Forward financial instruments are purchased on various markets for use as specific or general hedges of assets and liabilities and for position management purposes.

In millions of euros, at 31 December	2003			2002		
	Hedging transactions	Position management	Total	Hedging transactions	Position management	Total
Forward contracts	**268,731**	**14,481,754**	**14,750,485**	**836,631**	**10,829,381**	**11,666,012**
On organised exchanges	18,050	7,217,623	7,235,673	448,558	3,961,047	4,409,605
- Interest rate contracts	7,253	7,178,284	7,185,537	443,010	3,924,745	4,367,755
- Foreign exchange contracts	10,411	9,864	20,275	5,547	20,402	25,949
- Financial assets contracts	386	29,475	29,861	1	15,900	15,901
Over-the-counter	250,681	7,264,131	7,514,812	388,073	6,868,334	7,256,407
- Forward rate agreements (FRAs)	13,413	529,224	542,637	4,687	393,594	398,281
- Interest rate swaps	112,179	5,145,442	5,257,621	229,642	5,122,145	5,351,787
- Currency swaps	61,497	508,927	570,424	68,313	445,905	514,218
- Forward currency swaps	62,323	906,114	968,437	82,309	785,725	868,034
- Other forward contracts	1,269	174,424	175,693	3,122	120,965	124,087
Options	**40,043**	**3,566,281**	**3,606,324**	**44,089**	**2,249,741**	**2,293,830**
On organised exchanges	1,046	1,933,578	1,934,624	622	831,863	832,485
Interest rate options	17	1,748,719	1,748,736	10	266,178	266,188
- purchased	17	886,151	886,168	10	115,450	115,460
- sold		862,568	862,568		150,728	150,728
Currency options	896		896		2,167	2,167
- purchased	787		787		1,104	1,104
- sold	109		109		1,063	1,063
Other options	133	184,859	184,992	612	563,518	564,130
- purchased	10	114,678	114,688	286	258,400	258,686
- sold	123	70,181	70,304	326	305,118	305,444
Over-the-counter	38,997	1,632,703	1,671,700	43,467	1,417,878	1,461,345
Caps and floors	15,396	393,432	408,828	10,561	490,127	500,688
- purchased	8,053	174,497	182,550	7,150	234,721	241,871
- sold	7,343	218,935	226,278	3,411	255,406	258,817
Swaptions and options (interest rate, currency and other)	23,601	1,239,271	1,262,872	32,906	927,751	960,657
- purchased	11,670	572,880	584,550	20,163	405,862	426,025
- sold	11,931	666,391	678,322	12,743	521,889	534,632
Total forward and options contracts	**308,774**	**18,048,035**	**18,356,809**	**880,720**	**13,079,122**	**13,959,842**

The nominal amounts of the contracts shown above should be construed as indicators of the BNP Paribas Group's activity on the financial instruments markets and not as indicators of the market risks arising on these instruments.

NOTE 24 (CONT'D)– FORWARD AND OPTIONS CONTRACTS

ASSESSMENT OF COUNTERPARTY RISKS

The BNP Paribas Group's exposure to counterparty risk arising on forward and options contracts is assessed according to European Union and international capital adequacy ratios applicable at 31 December 2003. Accordingly, it takes into account signed netting agreements, which are used to attenuate counterparty risk on derivatives.
The Bank primarily uses the portfolio approach, which enables it to close all positions in the case of default by the counterparty and mark them to market. All payments receivable from the counterparty are netted off against payments due to the counterparty, to arrive at the net close-out amount payable or receivable. The net close-out amount may be collateralised by requiring the counterparty to pledge cash, securities or deposits.
The Bank also uses bilateral payment flow netting to attenuate counterparty risk on foreign currency payments. Bilateral payment flow netting consists of replacing streams of payment orders in a given currency by a cumulative balance due to or from each party, representing a single sum in each currency remaining to be settled on a given day between the Bank and the counterparty.
The transactions concerned are executed according to the terms of bilateral or multilateral master agreements that comply with the general provisions of national or international master agreements. The main bilateral agreement models used are those of the "Association Française des Banques" (AFB), or those of the International Swaps and Derivatives Association (ISDA) for international agreements. The BNP Paribas Group also participates in EchoNetting, enabling it to use multilateral netting for transactions involving the other participants within the organisation.

Credit risks on OTC forward and options contracts

	31 December 2003 (in millions of euros)				
By type of counterparty	Gross replacement cost	Net replacement cost	Collateral	Net value after collateral	Weighted risk equivalent
Sovereign exposure	.1,174	851		851	
Risk exposure on banks in zone A (a)	104,703	18,206	7,173	11,032	8,016
Risk exposure on banks in zone B (a) and non-banking counterparties	15,593	8,195	1,217	6,979	6,677
Total	**121,470**	**27,252**	**8,390**	**18,862**	**14,693**

By credit rating (Standard & Poor's)	Net replacement cost	Collateral	Net value after collateral	Weighted risk equivalent
AAA – AA	8,537	2,312	6,225	3,874
A	3,081	1,624	1,457	1,831
BBB	10,139	3,329	6,810	5,273
BB or lower	2,616	1,039	1,577	1,749
Not rated	2,879	86	2,793	1,966
Total	**27,252**	**8,390**	**18,862**	**14,693**

(a) Zone A consists of the member states of the European Union (EU) and the Organisation for Economic Cooperation and Development (OECD) provided that they have not rescheduled any external sovereign debt within the previous five years, and countries that have negotiated special borrowing agreements with the International Monetary Fund (IMF) within the framework of the IMF's General Agreements to Borrow (GAB). Zone B consists of all other countries.

At 31 December 2003, the weighted risk equivalent of OTC forward and options contracts represented 0.17% of the sum of the notional amounts, excluding written options, unchanged compared with 31 December 2002.

Forward and options contracts break down as follows by remaining term at 31 December 2003:

Maturity	**Notional amount by remaining term (in %)**			**Total**
	Within 1 year	After 1 year but within 5 years	After 5 years	
Interest rate instruments	39%	28%	17%	84%
Currency instruments and other contracts	9%	6%	1%	16%
Total	**48%**	**34%**	**18%**	**100%**

NOTE 25- BNP PARIBAS GROUP EXPOSURE TO MARKET RISKS ON FINANCIAL INSTRUMENT TRANSACTIONS AT 31 DECEMBER 2003

Since 31 March 2000, the BNP Paribas Group uses a single internal Value at Risk system to estimate the potential losses that could be incurred in the case of an unfavourable change in market conditions.

Potential losses are measured based on "Gross Earnings at Risk" (GEaR). GEaR takes into account a large number of variables which could affect the value of the portfolios, including interest rates, lending margins, exchange rates, the price of the various securities, their volatilities and the correlations between variables.

The system uses the latest simulation techniques and includes processing of non-linear (convex) positions, as well as the volatility risk generated by options. Daily movements in the different variables are simulated to estimate potential losses on market transactions under normal market conditions and assuming normal levels of liquidity.

The French banking authorities (Commission Bancaire) have approved this internal model, including the following methodologies:

- capture of the correlation between categories of risk factors (interest rate, currency, commodity and equity risks) in order to integrate the effects of diversifying inherent risks,
- capture of the specific interest rate risk arising from potential variations in lending margins, in order to actively and accurately measure risks associated with trading in credit risks.

Values at Risk set out below have been determined using the internal model. The model parameters have been set by the method recommended by the Basle Committee for the determination of estimated values at risk ("Supplement to the Capital Accord to Incorporate Market Risks"). The main measurement parameters are as follows:

- change in the value of the portfolio over a holding period of 10 trading days;
- confidence level of 99% (i.e. over a 10-day holding period, potential losses should not exceed the corresponding GEaR in 99% of cases);
- historical data covering 260 days' trading.

For the period from 1 January to 31 December 2003, the total average Value at Risk amounted to EUR 112 million (with a minimum of EUR 51 million and a maximum of EUR 307 million), taking into account the EUR 74 million effect of netting different types of risk. These amounts break down as follows:

Value at Risk (10 days – 99%): Analysis by type of risk

In millions of euros	1 January - 31 December 2003			31 December 2003	31 December 2002	31 December 2001
	Average	Minimum	Maximum			
Interest rate risk	123	62	292	92	77	112
Equity risk	47	22	109	43	86	30
Currency risk	6	3	15	9	8	25
Commodity risk	10	5	16	6	7	3
Netting effect	*(74)*			*(81)*	*(91)*	*(54)*
Total	**112**			**69**	**87**	**116**

NOTE 26 – SECURITIZATIONS

The BNP Paribas Group carries out securitization transactions leading to the creation of specific entities on behalf of customers, in some cases with a guarantee or a liquidity line, and on its own behalf, in connection with the management of counterparty risks on certain portfolios and asset-liability management operations for certain subsidiaries. In these cases, the Group retains part of the risk by paying a guarantee deposit or subscribing to a subordinated tranche. The securitization entities are not consolidated, in accordance with generally accepted accounting principles.

Securitization Transactions Carried Out on Behalf of Customers

- **Short-Term Refinancing Operations**

At 31 December 2003, three non-consolidated multiseller conduits (Eliopée, Thésée and Starbird) were managed by the Group on behalf of customers. These entities are refinanced on the short-term commercial paper market. The Group has issued letters of credit guaranteeing the default risk on the sold receivables up to an amount of EUR 333 million and has also granted liquidity lines totalling EUR 7,403 million to these entities.

At 31 December 2003, no provisions were required in connection with any of these short-term refinancing transactions.

- **Medium- and Long-Term Refinancing Operations**

BNP Paribas acts on behalf of customers as arranger of securitization funds and placing agent for covered bond issues, but does not manage the securitization funds. As of 31 December 2003, the Group had set up liquidity lines totalling EUR 171 million for three of the funds (BEI-Iris 4, Tiepolo Finance and Telecom Italia SV), representing EUR 1,112 million in securitized receivables. The Group has not issued any letters of credit and, consequently, is not exposed to any counterparty risk on these transactions.

Securitization Transactions Carried Out on the Group's Own Behalf

- In connection with the Group's asset-liability management activities, Cetelem has sold consumer loans, UCB and UCI have sold real estate loans, Findomestic has sold credit card receivables, and Centroleasing has sold leasing receivables to non-consolidated securitization vehicles. The subsidiaries have also given these vehicles a limited guarantee covering the credit risk on the sold loans. Securitization transactions carried out in accordance with Act No. 88-1205 of 23 December 1988 (amended) dealing with securitization funds, are not consolidated pursuant to the criteria laid down in standard CRC 99-07, because the Group does not have decision-making power at the level of the funds' Board of Directors or equivalent.

The following table summarises the transactions carried out at 31 December 2003 (in millions of euros):

Subsidiaries that initiated securitizations	Securitization vehicle	Date launched	Life of the vehicle scheduled to end in	Gross amount of securitized receivables at 31 Dec. 2003	Gross amount of guarantees at 31 Dec. 2003
Cetelem (France)	Noria 3	1997	2004	38	3.4
	Master Noria	1998	2006	597	21.1
UCB (France)	Domos 1 to 5	1994-1999	2004-2011	721	32.0
	Master Domos	1999	2012	1,694	38.3
Findomestic (Italy)	Findomestic	2000	2005	336	-
	MasterDolfin	2003	2008	350	12.0
UCI (Spain)	UCI 2 to 9	1995-2003	2004-2017	2,200	27.9
Centro Leasing (Italy)	Ponte Vecchio Finance	2002	2007	573	-
	Ponte Vecchio Finance 2	2003	2010	431	-

At 31 December 2003, no provisions were required in connection with any of the guarantees given to these securitization vehicles.

NOTE 26 (CONT'D) – SECURITIZATIONS

- In order to reduce the credit risk on certain portfolios, the Group carries out synthetic securitizations by transferring to the market the bulk of the credit risk attached to the retained interest using credit derivatives (purchases of options or credit default swaps). These credit derivatives are entered into either through dedicated structures or directly with other credit institutions.

Synthetic securitizations concern EUR 15 billion worth of consolidated assets, corresponding to loans to major European and American companies. The risk retained by the Group concerns the equity or subordinated tranche of the notes issued by the securitization vehicles and purchased by the Group.

Synthetic Securitizations (in millions of euros)

Securitization vehicle	Date launched	Life of the vehicle scheduled to end in	Gross counterparty risk before securitization at 31 December 2003	Gross risk retained by the Group (1)	Provisions and losses in 2003 (2)	Accumulated provisions and losses at 31 December 2003
Olan 1,2 (France)	1999/2000	2004/2005	5,201	104.0	42.7	63.1
Falcon (USA)	2000	2005	4,115	107.0	39.2	77.7
Euroliberté (France)	2001	2008	3,215	139.8	17.9	17.9
Condor (USA)	2001	2006	2,280	103.8	-	-
Jules Vernes (USA)	2002	2006	671	35.8	-	-

(1) This risk is retained by the Group due to the equity instruments issued by the securitization vehicles, against which the initial losses on assets guaranteed by the vehicles are set off.

(2) If a counterparty defaults on a loan backed by synthetic securitization, the securitization vehicle pays the amount corresponding to the default. The amount received in respect of the gross risk retained by the Group is set off against the loss of principal on the equity or subordinated tranche of the notes issued. This is why the portfolios are covered by a provision in the amount of the gross risk retained by the Group.

NOTE 27- PENSION AND POSTEMPLOYMENT BENEFIT OBLIGATIONS

- Pension Benefits

Since 1 January 1994, pursuant to the new industry-wide agreement on pensions presented in note 1, the BNP Paribas Group has been making contributions to several nation-wide supplementary pension organisations **in France**.

The BNP and Paribas pension funds pay additional benefits relative to services rendered prior to 31 December 1993. The actuarial value of these pension obligations is computed based on the 1993 mortality table recommended by the French Insurance Code. The difference between the discount and inflation rates used since 31 December 1999 is roughly 3.0%, corresponding to the constant differential between long-term interest rates and inflation. Funding for the ex-BNP employees' pension fund is provided by transfers from its existing reserves and reserves that will steadily become eligible for allocation (approximately EUR 91 million at 31 December 2003), and by the annual employers' contributions paid contractually by BNP in France, which are limited to 4% of payroll costs. At 31 December 2002, the pension fund for Paribas employees had reserves of around EUR 285 million. Contributions paid by BNP Paribas under the above pension schemes in France are charged to the profit and loss account in the year of payment. In addition, a reserve for general banking risks was set up as a precautionary measure in 1993, mainly to take account of the general demographic risk addressed by the industry-wide agreement concluded in September 1993 (see notes 1 and 21).

BNP Paribas SA has set up a funded pension system via a company agreement. This system provides for the payment to BNP Paribas employees of additional benefits over and above those they receive from the nation-wide organisations.

Concerning plans **outside France**, pension obligations are provided for in the consolidated financial statements according to the method described in note 1.

Retirement plans are based on pension rights acquired which are defined using either the employee's last salary and the number of years' service (United Kingdom, Ireland) or rights to capital acquired each year, expressed as a percentage of annual salary and on which interest is payable at a pre-defined rate (United States, Canada).

Some plans are supplementary retirement schemes related to statutory pensions (Norway, Luxembourg).

Other plans are wholly funded through insurance companies (Spain) or independent fund managers (United Kingdom)

The demographic and financial assumptions used to estimate the discounted present value of benefit obligations and the estimated yield on plan assets are based on the economic conditions specific to each country or Group company.
Unamortised actuarial differences amounted to EUR 102 million at 31 December 2003, net of EUR 8 million in amortisation for the year. EUR 91 million are not amortisable, in accordance with the corridor method.

In recent years, defined benefit plans have been closed to new employees in several countries (United Kingdom, Ireland, Norway and Australia). These employees are now offered defined contribution plans. Under defined contribution plans, the company's obligation consists primarily of paying a percentage of the beneficiary's salary into the pension plan.

- Seniority, Postemployment and Other Postretirement Benefits

Employees of the various BNP Paribas Group companies are entitled to collective or contractual seniority and postemployment benefits such as retirement and seniority bonuses. In France, BNP Paribas is encouraging voluntary departures and early retirement among employees who meet certain eligibility criteria. Various companies in the BNP Paribas Group have also set up defined-benefit supplementary pension plans.

As a general rule, actuarial valuations of these obligations are made using a method that takes into account projected end-of-career salaries (projected unit credit method) in order to determine the aggregate charge corresponding to benefits remaining to be paid to early retirees, retirees (if applicable), as well as the vested benefits of active employees.

Assumptions concerning mortality, employee turnover, and future salaries, as well as discount rates (long-term market rates) and inflation, take into account economic conditions specific to each country or Group company. In France, the 1988-1990 mortality table adapted to the banking industry is used.

At 31 December 2003, the discount rate used for France and the estimated inflation rate are consistent with those used to assess the risks related to additional bank pension benefits.

BNP Paribas sets up a provision to cover the charges related to the voluntary departure or early retirement of employees, once the voluntary departure or early retirement plan concerned has been approved or submitted for collective approval.

These provisions set up for pensions and other post-retirement benefit obligations in France and other countries amounted to EUR 1,467 million at 31 December 2003.

NOTE 28 – MATURITY SCHEDULE OF LOANS, DEPOSITS AND INTEREST RATE INSTRUMENTS

In millions of euros, at 31 December	Maturity					
	Demand and overnight	Maturing within three months	Maturing after three months but within one year	Maturing after one but within five years	Maturing after five years	Total
LOANS (GROSS)						
Interbank and money market items (note 3)	**54,333**	**180,890**	**19,508**	**9,589**	**11,021**	**275,341**
– Cash and amounts due from central banks and post office banks	5,287					5,287
– Treasury bills and money market instruments		82,989	7,816	6,398	9,645	106,848
– Due from credit institutions	49,046	97,901	11,692	3,191	1,376	163,206
Customer items (note 4)	**27,063**	**60,208**	**30,067**	**72,146**	**41,995**	**231,479**
– Due from customers	27,063	57,561	26,518	60,173	39,347	210,662
– Leasing receivables		2,647	3,549	11,973	2,648	20,817
Bonds and other fixed income instruments (note 5) (1)		**43,011**	**2,747**	**6,589**	**2,653**	**55,000**
– Trading account securities		34,217				34,217
– Securities available for sale		8,022	2,072	2,755	2,203	15,052
– Debt securities held to maturity		772	675	3,834	450	5,731
DEPOSITS						
Interbank and money market items and securities (note 14)	**53,212**	**119,470**	**15,387**	**3,020**	**1,190**	**192,279**
– Total interbank and money market items	53,212	119,295	15,387	2,557	803	191,254
– Interbank market securities		175		463	387	1,025
Customer deposits, retail certificates of deposit, and negotiable certificates of deposit (note 15)	**94,973**	**128,257**	**22,334**	**20,440**	**16,564**	**282,568**
– Total customer deposits	94,973	92,665	6,059	7,597	9,327	210,621
– Total bonds and negotiable short-term debt instruments		35,592	16,275	12,843	7,237	71,947

(1) Excluding accrued interest of EUR 556 million.

The BNP Paribas Group manages its liquidity within gap limits, all currencies combined, that are determined by the General Management Committee:

- the maximum mismatch on weighted balance sheet and off balance sheet commitments maturing in more than one year (attributing standard maturities to commitments with no contractual maturity) is set at 25% of loans maturing in more than one year;
- the maximum mismatch on commitments with a contractual maturity, that are scheduled to mature in more than one year, is set at 150% of stable funds with no contractual maturity (customer demand deposits and savings deposits net of overdrafts, shareholders' equity net of fixed assets).

BNP Paribas continually seeks to comply with regulatory guidelines with respect to its short-term (one-month) liquidity ratio and its ratio of shareholders' equity to long-term funding (funds maturing in more than five years).

Maturities of bonds and subordinated debt are presented in notes 16 and 20.

NOTE 29 – NET INTEREST INCOME

Expenses			Income			In millions of euros	Net income (expense)		
2003	2002	2001	2003	2002	2001		2003	2002	2001
(7,212)	(11,460)	(19,783)	5,846	8,876	16,375	Interbank items (note 30)	(1,366)	(2,584)	(3,408)
(3,524)	(3,695)	(5,424)	10,548	11,679	13,883	Customer items (note 31)	7,024	7,984	8,459
(5,991)	(5,757)	(5,062)	7,309	7,119	6,496	Leasing transactions	1,318	1,362	1,434
(3,936)	(5,310)	(5,058)				Debt securities	(3,936)	(5,310)	(5,058)
			3,471	3,932	2,549	Bonds and other fixed income instruments (note 32)	3,471	3,932	2,549
(20,663)	**(26,222)**	**(35,327)**	**27,174**	**31,606**	**39,303**	**Net interest income (expense)**	**6,511**	**5,384**	**3,976**

NOTE 30 – NET INTEREST INCOME (EXPENSE) ON INTERBANK ITEMS

Expenses			Income			In millions of euros	Net income (expense)		
2003	2002	2001	2003	2002	2001		2003	2002	2001
(4,751)	(7,901)	(14,262)	3,556	5,622	10,756	Interest on interbank demand deposits, loans and borrowings	(1,195)	(2,279)	(3,506)
(2,461)	(3,559)	(5,521)	2,288	3,251	5,611	Interest on securities held or given under resale/repurchase agreements	(173)	(308)	90
			2	3	8	Interest on subordinated term loans	2	3	8
(7,212)	**(11,460)**	**(19,783)**	**5,846**	**8,876**	**16,375**	**Net interest income (expense) on interbank items**	**(1,366)**	**(2,584)**	**(3,408)**

NOTE 31– NET INTEREST INCOME (EXPENSE) ON CUSTOMER ITEMS

Expenses			Income				Net income (expense)		
2003	2002	2001	2003	2002	2001	In millions of euros	2003	2002	2001
(2,978)	(3,225)	(4,401)	10,133	11,215	13,062	Interest on customer loans and deposits	7,155	7,990	8,661
(546)	(470)	(1,023)	411	462	816	Interest on securities held or given under resale/repurchase agreements	(135)	(8)	(207)
			4	2	5	Interest on subordinated term loans	4	2	5
(3,524)	**(3,695)**	**(5,424)**	**10,548**	**11,679**	**13,883**	**Net interest income (expense) on customer items**	**7,024**	**7,984**	**8,459**

NOTE 32 – NET INCOME FROM SECURITIES PORTFOLIO

In millions of euros	2003	2002	2001
Interest on bonds and other fixed income instruments			
Securities available for sale	653	810	922
Debt securities held to maturity	1,117	1,080	1,097
From Codevi "industrial development" securities	230	212	209
From hedging of interest rate instruments and other	1,471	1,830	321
Total interest on bonds and other fixed income instruments:	**3,471**	**3,932**	**2,549**
Income on equities and other variable income instruments:			
Securities available for sale	12	22	129
Equity securities held for long-term investment	148	157	189
Investments in non-consolidated undertakings and other participating interests	123	144	246
Total income on equities and other variable income instruments	**283**	**323**	**564**
Net income from securities portfolio	**3,754**	**4,255**	**3,113**

NOTE 33 - NET COMMISSIONS

In millions of euros	Net		
	2003	2002	2001
Commissions on interbank and money market transactions	181	181	230
Commissions on customer transactions	1,482	1,530	1,272
Commissions on securities transactions (1)	145	(103)	(163)
Commissions on foreign exchange and arbitrage transactions	(9)	10	211
Commissions on securities commitments	193	113	118
Commissions on forward financial instruments	(143)	(124)	(66)
Commissions on securities managed or on deposit:			
Custody fees	170	184	213
Mutual fund management	732	739	990
Management of customer securities portfolios	200	218	221
Other commissions on securities managed or on deposit	32	30	36
Total commissions on securities managed or on deposit	1,134	1,171	1,460
Commissions on securities transactions carried out on behalf of customers:			
For purchases and sales of securities	257	302	422
For purchases and sales of mutual fund shares	124	139	175
Other commissions on securities transactions carried out on behalf of customers	273	248	228
Total commissions on securities transactions carried out on behalf of customers	654	689	825
Other commissions:			
Commissions on customer assistance and advisory services	428	508	413
Commissions on payment instruments	558	552	474
Commissions on other financial services	(970)	(908)	(980)
Expense recoveries	118	116	102
Commissions on miscellaneous revenues	365	350	351
Commissions on other banking transactions	157	93	137
Total other commissions	656	711	497
Total commissions on financial services	2,444	2,571	2,782
Net commissions	**4,293**	**4,178**	**4,384**

(1) The change in 2003 stems from the full consolidation of the entities of the Cortal Consors Group, which were previously accounted for by the equity method.

Total commissions represented 23.9% of net banking income in 2003 (24.9% in 2002 and 25.1 % in 2001).

NOTE 34 – UNDERWRITING RESULT AND NET INVESTMENT INCOME OF INSURANCE COMPANIES

In millions of euros	2003	2002	2001
Net premium income	8,980	7,890	7,775
Net investment income	1,770	1,706	1,811
Claims expenses and changes in claims reserves	(9,100)	(8,170)	(8,276)
Other underwriting income and expenses, net	8	14	(2)
Underwriting result and net investment income of insurance companies[(a)].	**1,658**	**1,440**	**1,308**

Commissions paid to business referral partners and other contracting partners are not deducted from underwriting result and net investment income of insurance companies. Those commissions are recorded as "Net commissions" in the profit and loss account under "Commissions on other financial services" (note 33).

The above amounts are stated after eliminating intercompany income and expenses and net of reinsurance.

Changes in the value of underlying assets for unit-linked business are included in net investment income. They are offset by a symmetrical change in mathematical reserves set aside for unit-linked business, included in "Claims expenses".

Gross premiums totalled 9,023 million in 2003 (EUR 8,192 million in 2002 and EUR 7,970 million in 2001).

(a) In 2003, the contribution of Group insurance companies to underwriting result and net investment income breaks down as follows, after elimination of intercompany income and expenses:

In millions of euros	**2003**				**2002**	**2001**
	NATIOVIE	**CARDIF**	**OTHER COMPANIES**	**TOTAL**		
Life underwriting result	112	81	17	210	145	178
Non-life underwriting result	12	64		76	59	31
Management fees addback	260	989	40	1,289	1,207	1,066
Financial reclassifications	118	26	3	147	113	144
Sub-total	502	1,160	60	1,722	1,524	1,419
Elimination of intercompany income and expenses	(51)	(11)	(2)	(64)	(84)	(111)
Net contribution to underwriting result and net investment income	451	1,149	58	1,658	1,440	1,308

NOTE 35 – SALARIES AND EMPLOYEE BENEFITS, INCLUDING PROFIT SHARING

In millions of euros	2003	2002	2001
Salaries	**4,742**	**4,619**	**4,627**
Termination benefits and social security taxes:			
Retirement bonuses and retirement expenses	400	385	336
Social security taxes	1,172	1,057	1,009
Total termination benefits and social security taxes	**1,572**	**1,442**	**1,345**
Incentive plans and profit sharing:			
Incentive plans	82	57	104
Profit sharing	97	64	113
Total incentive plans and profit sharing	**179**	**121**	**217**
Payroll taxes	**270**	**263**	**278**
Total salaries and employee benefits, including profit sharing	**6,763**	**6,445**	**6,467**

NOTE 36 – STOCK OPTION PLANS

1) BNP Paribas Unexpired Stock Option Plans

Plan year	Date of EGM at which plan was authorised	Date of Board Meeting at which the plan terms were decided	Number of grantees	Number of options granted	Starting date of the exercise period	Option expiry date	Exercise price (in euros)	Number of options exercised or forfeited at 31 Dec. 2003 (1)	Options outstanding at 31 Dec. 2003 (1)
2001 (2)	23 May 2000	15 May 2001	932	6,069,000	15 May 2005	14 May 2011	49	136,000	5,933,000
2002 (2)	23 May 2000	31 May 2002	1,384	2,158,570	31 May 2006	30 May 2012	60	63,020	2,095,550
2003 (3)	23 May 2000	21 March 2003	1,302	6,693,000	21 March 2007	20 March 2013	37.10	14,000	6,679,000

(1) The numbers of options and the exercise prices have been adjusted for the two-for-one share split which took place on 20 February 2002.
(2) The options are subject to vesting conditions related to the ratio between consolidated net income and average shareholders' equity for each of the years concerned. The minimum average ratio is 16% over the four years from the year of grant or over a rolling three-year period starting in the second year after the year-of grant.
(3) The vesting rules applicable to a portion of the options granted to employees are based in part on BNP Paribas share performance in relation to the Dow Jones EuroStoxx Bank index.

2) BNP Unexpired Stock Option Plans

Plan year	Date of EGM at which plan was authorised	Date of Board Meeting at which the plan terms were decided	Number of grantees	Number of options granted	Starting date of the exercise period	Option expiry date	Exercise price (in euros)	Number of options exercised or forfeited at 31 Dec. 2003 (1)	Options outstanding at 31 Dec. 2003 (1)
1997	14 Dec. 1993	22 May 1997	64	476,000	23 May 2002	22 May 2007	18.45	220,980	255,020
1998	14 Dec. 1993	13 May 1998	259	2,074,000	14 May 2003	13 May 2008	37.28	342,385	1,731,615
1999	13 May 1998	3 May 1999	112	670,000	4 May 2004	3 May 2009	37.64	12,000	658,000
1999 (2)	13 May 1998	22 Dec. 1999	642	5,064,000	23 Dec. 2004	22 Dec. 2009	45.16	452,000	4,612,000
2000 (2)	13 May 1998	7 April 2000	1,214	1,754,200	8 April 2005	7 April 2010	42.50	260,500	1,493,700

(1) The numbers of options and exercise prices have been adjusted for the two-for-one share split which took place on 20 February 2002.
(2) Plans concerning the employees of the two groups, BNP and Paribas, prior to their merger. The options vested only in the event that no payments were due in respect of the Contingent Value Rights Certificates attached to the shares issued at the time of the BNP-Paribas merger (note 22).

NOTE 36 (CONT'D) – STOCK OPTION PLANS

3) PARIBAS UNEXPIRED STOCK OPTION PLANS

Plan year	Originating company	Date of EGM at which plan was authorised	Date of Board Meeting at which the plan terms were decided	Type of options	Number of grantees	Adjusted number of options granted (1)	Starting date of the exercise period (2)	Option expiry date	Adjusted exercise price (in euros) (1)	Adjusted number of options exercised or forfeited at 31 Dec. 2003 (1)	Adjusted options outstanding at 31 Dec. 2003 (1)
• PARIBAS SA AND MERGED SUBSIDIARIES											
1996	CB	17 March 1993	5 Nov. 1996	S	100	624,696	6 Nov. 2001	4 Nov. 2004	13.89	419,784	204,912
	Cardif	26 April 1993	21 Nov. 1996	S	35	198,832	22 Nov. 2001	20 Nov. 2004	17.50	127,080	71,752
1997	CFP	27 May 1992	20 Jan. 1997	P	526	5,178,206	20 Jan. 2002	20 Jan. 2005	17.30	3,794,756	1,383,450
	CFP	27 May 1992	7 July 1997	P	4	77,125	7 July 2002	7 July 2005	19.47	52,445	24,680
	CB	26 April 1997	30 Sept. 1997	P	149	615,608	1 Oct. 2002	29 Sept. 2005	19.71	241,007	374,601
	CFP	25 April 1997	26 Dec. 1997	P	319	6,370,545	26 Dec. 2002	26 Dec. 2005	23.47	3,483,309	2,887,236
1998	PARIBAS	11 May 1998	17 Nov. 1998	P	975	7,255,377	17 Nov. 2003	17 Nov. 2006	20.41	3,552,578	3,702,799
1999	PARIBAS	24 April 1997	4 May 1999	P	1	30,850	4 May 2004	4 May 2007	31.88	-	30,850
• FULLY CONSOLIDATED SUBSIDIARIES OF PARIBAS											
1996	CETELEM	24 March 1994	4 Nov. 1996	S	95	482,903	5 Nov. 2001	3 Nov. 2004	15.51	358,177	124,726
	UFB	18 March 1993	16 Oct. 1996	S	37	200,976	17 Oct. 2001	15 Oct. 2004	13.72	99,853	101,123
1997	CETELEM	27 March 1997	22 Sept. 1997	P	117	332,893	23 Sept. 2002	21 Sept. 2005	17.19	112,195	220,698

CB: Compagnie Bancaire CFP: Compagnie Financière Paribas
S: Options exercisable for newly-issued shares P: Options exercisable for existing shares held by the Bank

(1) Number of options and exercise price expressed in BNP Paribas shares:

- For Compagnie Bancaire, Compagnie Financière Paribas and Banque Paribas, based on the following conversion rates:

  9 Paribas shares for 5 Compagnie Bancaire shares, 1 Paribas share for 1 Compagnie Financière Paribas share, 1 Paribas share for 1 Banque Paribas share, 3.085 BNP Paribas shares for 1 Paribas share.

- For fully-consolidated subsidiaries of Paribas (Cetelem and UFB), the number of options and the exercise price are expressed in BNP Paribas shares calculated after the exchange: 1.791 Paribas shares for 1 Cetelem share, 3.085 BNP shares for 1 Paribas share, 1.62054 Paribas shares for 1 UFB share, 3.085 BNP Paribas shares for 1 Paribas share.

(2) Exercise dates set at the time of grant. The BNP Paribas merger agreement stipulates that the options may not be exercised until the fifth anniversary of the date of grant, as required under French tax rules, whatever the original exercise dates.

NOTE 37 – GAINS (LOSSES) ON DISPOSALS OF LONG-TERM INVESTMENTS AND CHANGES IN PROVISIONS

In millions of euros	2003	2002	2001
Debt securities held to maturity			
Disposal gains	106	7	33
Disposal losses	(3)	-	
Additions to provisions	-	-	(6)
Deductions from provisions	1	-	1
Net gains on disposals of debt securities held to maturity and changes in provisions	**104**	**7**	**28**
Equity securities held for long-term investment			
Disposal gains	790	1,147	1,142
Disposal losses	(248)	(73)	(75)
Additions to provisions	(261)	(396)	(230)
Deductions from provisions	243	219	90
Net gains on equity securities held for long-term investment and changes in provisions (1)	**524**	**897**	**927**
Investments in non-consolidated undertakings and other participating interests			
Disposal gains	337	187	364
Disposal losses	(501)	(109)	(125)
Additions to provisions	(201)	(233)	(168)
Deductions from provisions	416	147	94
Net gains (losses) on disposals of investments in non-consolidated undertakings and other participating interests and changes in provisions	**51**	**(8)**	**165**
Deduction from provisions for industry risks	**218**	**-**	**-**
Operating assets			
Disposal gains	53	11	21
Disposal losses	(38)	(4)	(16)
Net gains on disposals of operating assets	**15**	**7**	**5**
Total net gains on disposals of long-term investments and changes in provisions	**912**	**903**	**1,125**

(1) *See note 12.*

NOTE 38 – NON-RECURRING ITEMS

In millions of euros	2003	2002	2001
Movements in provisions for employee benefits	(313)	21	(93)
Movements in provisions for restructuring and discontinued operations	(59)	(51)	(18)
Compliance costs (changes in laws and regulations)	(45)	(49)	(33)
Write-down of the residual value of leased vehicles	-	(42)	-
Provision for losses on real estate lease contract with a call option	(10)	(25)	-
Other non-recurring expenses, net	(67)	(28)	(21)
Net non-recurring items	**(494)**	**(174)**	**(165)**

Non-recurring items reflect the impact on the financial statements of events that do not relate to the ordinary activities of the BNP Paribas Group's various lines of business. If these items were included under other profit and loss account headings, the comparability of current-period operations with those of the reference periods would be impaired.

Under the French Pensions Reform Act (Act no.2003-775) dated 21 August 2003, employees can elect to retire before the age of 65, but can no longer be required to do so by their employer. This legislative change has no impact on the rules governing the retirement bonuses paid by BNP Paribas Group companies in France. However, it does affect the actuarial assumptions applied to date by the Group to calculate the present value of the related benefit obligation, because of the probable impact of the new legislation on the age at which employees choose to retire. The Group has revised its estimate of the benefit obligation based on the new assumptions and has also recorded a provision for the payroll taxes that will now be due on retirement bonuses paid to employees who choose to retire before the age of 65. The additional cost, in the amount of EUR 229 million, has been provided for in full in 2003, in accordance with the practice consistently followed by the Bank and its French subsidiaries.

The Bank has also set up a EUR 70 million provision in connection with the new Employment Adaptation Plan implemented in order to manage the impact of the Pension Reform Act on the Group's employee age pyramid in France.

These two provisions are included in "Movements in provisions for employee benefits".

Lastly, provisions have been recorded to cover costs related to changes in the Group's strategy in Australia and India, the spin-off of the Securities business into subsidiaries as well as certain Private Banking & Asset Management businesses and Corporate & Investment Banking businesses. Provisions of EUR 51 million and EUR 18 million were set aside in 2002 and 2001 respectively. In 2003, a provision of EUR 59 million was also booked in connection with the restructuring of Retail Financial Services and International Retail Banking operations in several countries, and Corporate and Investment Banking on equity trading business.

In 2002, BNP Paribas recorded a provision of EUR 49 million to cover the final costs of adapting its production and information systems to deal with the introduction of the single European currency, bringing the total estimated cost of the project – incurred over the period 1996 to 2002 – to EUR 500 million. This amount covered the cost of adapting BNP Paribas' own information systems, the Group's contribution to the cost of adapting interbank systems, euro-related corporate communication and customer relations programme costs and costs related to the introduction of euro-denominated coins and bank notes in 2002. Expenses incurred in 2003 resulted from adapting information systems in accordance with applying international accounting standards as from 1 January 2005 and from changes in capital adequacy rules introduced by the international regulatory authorities.

The Group's UK fleet-financing subsidiaries use an external valuation model to determine projected resale values of leased vehicles. Problems were encountered in 2002 with the model used by a recently-acquired subsidiary, leading to the adoption of a new model and the recording of an exceptional EUR 42 million write-down of the value of leased vehicles to correct the valuation errors generated by the previous model.

Under a real-estate lease agreement signed in 1993 by First Hawaiian Bank, BancWest, a Group subsidiary, entered into an agreement to lease its headquarters building located in Hawaii until December 2003. In early 2003, BancWest opted to purchase this building. The purchase value was written down by EUR 35 million (of which EUR 25 million were recorded in 2002) to take into account the lasting decline of the real-estate market in Hawaii.

NOTE 39 – SEGMENT INFORMATION

- Income by Business Segment, Based on Allocated Capital

Income by business segment based on allocated capital is determined by attributing to each business the capital allocated to it based on the risks incurred. Capital allocations are made by applying a series of criteria based mainly on the capital required to cover risk-weighted assets, as determined according to capital adequacy rules.

The following analysis by business segment takes into account the organisational changes made in 2003, including the creation of a new "Retail Financial Services and International Retail Banking" division. These changes were carried out in tandem with the transfer of the Cortal – Consors Group to the Private Banking, Asset Management, Securities Services and Insurance division. Cortal – Consors formed part of Retail Financial Services until 2002. Data for 2002 have been restated to reflect the changes.

In millions of euros	Net banking income		Gross operating income		Operating income		Pre-tax income	
	2003	2002	2003	2002	2003	2002	2003	2002
Retail Banking in France	4,733	4,588	1,467	1,405	1,242	1,207	1,240	1,207
Retail Financial Services and International Retail Banking	4,903	4,878	2,158	2,025	1,629	1,503	1,408	1,284
International Retail Banking	*2,174*	*2,379*	*987*	*1,059*	*883*	*908*	*727*	*701*
Retail Financial Services	*2,729*	*2,499*	*1,171*	*966*	*746*	*595*	*681*	*583*
Corporate and Investment Banking	5,818	5,146	2,434	1,875	1,801	1,160	1,879	1,186
Private Banking, Asset Management, Securities Services and Insurance	2 476	2 292	803	792	787	784	723	787
BNP Paribas Capital	(34)	(21)	(73)	(65)	(76)	(70)	496	611
Other business units	39	(90)	(139)	(194)	(94)	(216)	(160)	(262)
TOTAL	**17,935**	**16,793**	**6,650**	**5,838**	**5,289**	**4,368**	**5,586**	**4,813**
France	9,891	9,018	3,303	2,828	2,522	2,333	2,886	2,895
Other European Economic Area countries	3,748	3,423	1,332	1,207	1,024	851	1,190	1,025
America and Asia	3,874	3,889	1,832	1,595	1,617	1,029	1,393	733
Other countries	422	463	183	208	126	155	117	160

- Group Activity by Geographic Area

In millions of euros, at 31 December	Interbank and money market items		Customer items		Total	
	2003	2002	2003	2002	2003	2002
Assets						
France	68,501	49,465	118,338	118,611	186,839	168,076
Other European Economic Area countries	91,665	81,647	53,593	51,803	145,258	133,450
America and Asia	112,463	106,742	45,518	50,259	157,981	157,001
Other countries	2,279	2,532	4,524	4,668	6,803	7,200
Total assets (notes 3 and 4)	**274,908**	**240,386**	**221,973**	**225,341**	**496,881**	**465,727**
Liabilities						
France	53,875	42,443	90,582	87,104	144,457	129,547
Other European Economic Area countries	84,622	78,012	74,172	60,876	158,794	138,888
America and Asia	50,633	55,602	40,113	41,648	90,746	97,250
Other countries	2,124	1,848	5,754	5,941	7,878	7,789
Total liabilities (notes 14 and 15)	**191,254**	**177,905**	**210,621**	**195,569**	**401,875**	**373,474**

NOTE 40 – CORPORATE INCOME TAX

In millions of euros	2003	2002	2001
Current taxes for the period	1,579	1,058	1,621
Deferred taxes for the period	(98)	117	196
Income tax expense	**1,481**	**1,175**	**1,817**
– *on recurring items*	1,524	1,210	1,847
– on non-recurring items	(43)	(35)	(30)

A new tax regime has been introduced in the 2003 Finance Act. This regime allows listed real estate investment companies (SIIC) to claim full exemption from corporate income tax on disposal gains and recurring profits generated by their eligible businesses, in exchange for the payment of an exit tax equal to 16.5% of unrealised gains on assets eligible at 1 January 2003. The Klépierre group has elected for this regime, and in 2003 the Group recorded a EUR 104 million provision for the related taxes.

The income tax charge for the year ended 31 December 2003 is stated net of EUR 158 million in reversals of provisions for tax risks that are no longer required following the application, by the French tax authorities, of the case law established by a Conseil d'Etat ruling concerning Article 209 B of the General Tax Code. In addition, taxes payable by the Group in France were adjusted by EUR 136 million through the recording of a provision for deferred taxes in respect of tax losses generated in prior years by "Economic Interest Groupings" owned by certain companies in the BNP Paribas tax group.

Tax savings realised by the Group in 2003 from the recognition of tax loss carryforwards or the deduction of expenses accounted for in prior years amounted to EUR 51 million (EUR 40 million in 2002 and EUR 209 million in 2001). Unrecognised deferred tax assets at 31 December 2003 amounted to EUR 370 million (EUR 321 million at 31 December 2002 and EUR 334 million at 31 December 2001).

Analysis of the effective rate of tax:

In %	2003	2002	2001
Standard tax rate in France	33.3	33.3	33.3
Impact of long-term capital gains taxed at a reduced rate in France	(1.4)	(0.6)	(2.2)
Share of earnings of companies carried under the equity method	(0.8)	(0.6)	(1.2)
Permanent differences added back to taxable income in France	(2.0)	(3.1)	(1.8)
Differences in foreign tax rates	(6.8)	(8.0)	(4.1)
Effect of losses deducted from net income	3.3	2.9	2.5
Other	0.9	0.5	2.7
Effective rate of tax	**26.5**	**24.4**	**29.2**

Deferred taxes break down as follows:

In millions of euros, at 31 December	2003			2002	2001
	Companies included in the tax group (note 2)	Other companies	Total	Total	Total
Deferred tax assets (1)	1,188	762	1,950	1,664	1,758
Deferred tax liabilities	1,431	1,083	2,514	2,374	2,460
Net deferred tax liabilities	**243**	**321**	**564**	**710**	**702**

(1) Deferred tax assets include tax loss carryforwards of EUR 156 million in 2003 (EUR 134 million in 2002 and EUR 100 million in 2001).

The deferred tax liability on the capital gain realised on BNP's transfer to its subsidiary Compagnie Immobilière de France of buildings and rights to real estate leasing contracts amounted to EUR 196 million at 31 December 2003.

NOTE 41 – BNP PARIBAS MERGER-RELATED RESTRUCTURING COSTS

In connection with the merger of BNP and Paribas, on 30 September 1999 – the date on which the Paribas Group was first consolidated – provisions and asset write-downs were recorded in connection with the restructuring of the two groups, for a total amount of EUR 989 million net of tax.

The following table presents an analysis of merger-related restructuring costs incurred since 1 October 1999.

In millions of euros	Restructuring provision	Amortisation of goodwill	Tax effect	Total restructuring charge, net of tax
Fourth quarter 1999	(59)	(183)	33	(209)
2000	(330)	-	101	(229)
2001	(501)	-	163	(338)
2002	(143)	-	45	(98)
2003	(98)		34	(64)

NOTE 42 – NUMBER OF EMPLOYEES AT YEAR-END

The number of employees of the BNP Paribas Group (fully and proportionately consolidated companies) breaks down as follows:

	31/12/2003	31/12/2002	31/12/2001
BNP Paribas mainland France	37,200	37,335	37,545
including executives	*14,066*	*13,368*	*12,648*
Subsidiaries in mainland France	13,844	14,065	13,051
Total mainland France	51,044	51,400	50,596
Total outside mainland France	38,027	36,285	34,598
Total BNP Paribas Group	**89,071**	**87,685**	**85,194**
BNP Paribas SA	44,060	44,908	45,870
Subsidiaries	45,011	42,777	39,324

BNP PARIBAS

04 MAR 11 AM 7:21

RESULTS AS AT 31 DECEMBER 2003

PRESS RELEASE

5 February 2004

BNP PARIBAS

Paris, 5 February 2003

BNP PARIBAS GROUP

2003 RESULTS:

GROSS OPERATING INCOME UP 13.9%

OPERATING INCOME UP 21.1%

NET INCOME GROUP SHARE: 3,761 MILLION EUROS (+14.1%)

4th QUARTER:

NET INCOME GROUP SHARE UP 33.2%

DIVIDEND RAISED FROM 1.20 TO 1.45 EURO (+21%)

- **BNP Paribas' results in the 4th quarter 2003 were up sharply compared to the 4th quarter 2002 (gross operating income: +13.1%; operating income: +29.4%; net income group share: +33.2%).**

- **For the whole year 2003, in an environment that was improving but still difficult in Europe, and despite the adverse effects of the weaker dollar, the Group posted significantly higher operating performances:**
  - **Gross operating income: 6,650 million euros (+13.9%)**
  - **Operating income (after net additions to provisions): 5,289 million euros (+ 21.1%)**
  - **Net income group share: 3,761 million euros (+ 14.1%) despite a substantial decline in the contribution of non-operating items (297 million euros compared to 445 million euros in 2002)**
  - **Return on equity after tax: 14.3%.**

- **Each of the Group's leading core businesses contributed to this performance:**
  - **Thanks to the very good results of its two business lines, Retail Banking again enjoyed sustained growth in its business and in its income.**
  - **Capitalising on the recovery of equity markets, AMS saw a significant rebound starting in the second quarter of the year.**
  - **Corporate and Investment Banking posted very good results and returned to is best level of profitability achieved in 2000**
- **A dividend of 1.45 euro per share, up 21%, will be put to shareholders for a vote at the Annual General Meeting of Shareholders.**

◆

◆ ◆

On 4 February 2004 BNP Paribas' Board of Directors, in a meeting chaired by Michel Pébereau, approved the accounts for the 2003 fiscal year.

OPERATING PERFORMANCES UP SHARPLY

The business and financial environment in 2003 remained difficult although it was in the process of improving. The stock market crisis peaked at the end of the first quarter of the year. Economic growth, still very weak in Europe, rebounded sharply in the United States and in Asia, but the continued decline in the dollar significantly cut the profits that European companies made in these regions.

In this contrasting environment, BNP Paribas Group's net banking rose 6.8% (+9.7% at constant scope and exchange rates)[1] totalling 17,935 million euros and gross operating income rose 13.9% to 6,650 million euros (+18.7% at constant scope and exchange rates). The cost/income ratio improved by 2.3 points, falling from 65.2% to 62.9%.

Despite setting aside a total of over 200 million euros in new general provisions, cost of risk (1,361 million euros) fell 7.4%. Operating income soared 21.1% to 5,289 million euros (+25.7% at constant scope and exchange rates).

Non-operating items contributed 297 million euros, down 33.3% compared to 2002. Capital gains generated on the Group's equity portfolio, were stable, at 912 million euros (+1.0%); the amortisation of goodwill rose 9.0% to 399 million euros; but one-time charges, totalling 347 million euros, increased by 175 million euros: the requirements under the new law in France on pensions led to the setting aside of a one-time 229 million euro provision for employee-related commitments (or 148 million euros after tax), while there was a (non-taxable) 148 million euro write-back from the Reserve for General Banking Risks. The Group also set aside 70 million euros in provisions to put in place measures to facilitate employees' professional reorientation covering 2004 and 2005, in accordance with its forward-looking workforce management practice.

The tax charge rose 26.0% to 1,481 million euros, due in particular to an exceptional 125 million euro tax charge in connection with Klépierre's new tax status as a listed real-estate investment company. The corresponding 59 million reduction in minority interests left their share stable at 344 million euros (+0.3%).

---

[1] The major changes in scope involve the integration of Facet and United California Bank (IRFS core business), Consors and Cogent (AMS core business).

Net income group share, at 3,761 million euros, was up 14.1%, generating a 14.3% return on equity, after tax.

The Board of Directors shall put forward to shareholders a proposal to pay a dividend of 1.45 euro per share, a 21% increase compared to last year.

BNP Paribas was widely recognised in 2003 for its constant commitment to sustainable development. Thus, the Bank's social responsibility rating was upgraded by the leading social rating agencies. For example, SAM, which selects the companies included in the DJ SI World and DJ SI Stoxx indexes, ranked BNP Paribas fifth among all banks world-wide (eighth in 2002). BNP Paribas signed up to the Global Pact put forward by the UN Secretary-General.

◆

◆ ◆

RESULTS OF EACH CORE BUSINESS

Each of the three business lines contributed to this performance:

1 – Retail Banking

In 2003, Retail Banking's businesses continued to expand and to enhance their profitability. Gross operating income rose 5.7% to 3,625 million euros. Pre-tax income was up 6.3%, to 2,648 million euros. Pre-tax return on equity reached 28% (+2 points).

French Retail Banking

The net banking income of the French Retail Banking branch network[2] totalled 4,884 million euros, up 3.0%. Net interest revenue was up 3.3%, driven by the combined effect of a rise in the gross interest margin (from 3.54% to 3.74% between 2002 and 2003), a slight contraction of outstanding loans (-1.7%) and growth in deposits (+3.5%), fuelled by savings accounts (+15.6%). The amount of fees rose 2.7%, as lower revenues on securities transactions were offset by the expansion of other services (payment instruments, banking services, etc.).

The commercial drive targeting **individual** customers gathered pace. In 2003, the number of cheque and current accounts grew by over 120,000. Multi-Channel Banking logged 32 million contacts initiated on the Internet (+30%), 20 million incoming calls on its interactive voice server (+21%) and 4.8 million incoming calls at the customer relationship centres (+52%). In the branches, the new workstation, which is the same one used in customer relationship centres, produced 41 million instances of access to customer files. Outstanding loans rose 9.3%, in particular due to a sharp rise in new mortgages. Life insurance assets under management rose 9.9% during the year and mutual fund assets under management rose 12.4%.

For **corporate** customers, whose demand for business loans was weak in the economic context of 2003 (outstanding loans: -9.6%), the French network significantly grew sales of financial products and services in conjunction with Corporate and Investment Banking: structured financing, bond issues, leveraged acquisition financing, hedging and forex products. BNP Paribas Asset Management expanded the range of mutual funds for corporate customers, enabling placement of such funds through the French network to rise by 1.4 billion euros. Similarly, the network worked to grow sales of the products and services of the speciality subsidiaries, in particular Arval PHH, Arius, Factor.

---

[2] Including 100% of Private Banking in France.

The moderate rise in operating expenses and depreciation (+2.5% compared to the previous year) resulted in a 4.2% rise in the gross operating income, to 1,529 million euros. The cost/income ratio improved by 0.3 point at 68.7%.

Provisions, totalling 225 million euros (+13.6), remained moderate as they amount to 0.32% of outstanding weighted assets for the year.

After sharing French Private Banking's income with AMS, French Retail Banking posted 1,240 million euros in annual pre-tax income, up 2.7%.

Pre-tax return on equity edged up two points to 27%.

International Retail Financial Services (IRFS)

Given the relative weight of BancWest and, to a lesser degree, of other operations conducted outside the Eurozone, this core business was particularly hard hit by the exchange rate effects. Net banking income (4,903 million euros) was virtually unchanged (+0.5%) compared to 2002 while it was up 4.0% at constant scope and exchange rates. Similarly, operating expenses and depreciation, at 2,745 million euros, were down 3.8%, but up 1.2% at constant scope and exchange rates. Gross operating income (2,158 million euros) thus rose 6.6% (+7.9% at constant scope and exchange rates) and the cost/income ratio improved by 2.5 points at 56.0%, in accordance with the target the Bank had announced.

Provisions were virtually unchanged at 529 million euros (+1.3% and –1.1% at constant scope and exchange rates). The same applies to non-operating items. Pre-tax income, 1,408 million euros, thus rose significantly compared to the previous year (+9.7%) and pre-tax return on equity rose three points to 29%.

BancWest's lending business performed well in 2003, especially in the consumer lending segment in which outstanding loans grew 21.3%. Gross interest margin fell 41 basis points during the year, at 4.18%, due to lower interest rates. The full effect of synergies achieved from the merger between United California Bank and Bank of the West helped reduce operating expenses and depreciation by 4.3%, at constant scope and exchange rates, compared to 2002. Lastly, provisions were also reduced and the ratio of non-performing assets on loans fell as at 31 December 2003 to 0.59% compared to 1.01% as at 31 December 2002. Operating income thus rose 11.8% at constant scope and exchange rates.

Retail Banking's business activities in **emerging and overseas markets** held up well under difficult operating conditions in several countries (in particular the Ivory Coast). Provisions were lower than their 2002 level.

Cetelem continued its resilient growth in France, with Facet's good momentum, and abroad. Outstanding loans under management rose a total of 4.3% during the year, and 18.6% abroad, especially in Southern and Eastern Europe. Cetelem is a leading consumer lender in Italy, Spain, Portugal, Hungary and the Czech Republic. Pre-tax income rose 12.1%.

UCB reported a very sharp rise in new loans both in France (+23%) and abroad (+33%). Outstanding loans to individuals totalled 15.7 billion euros as at 31 December 2003 (+9.4%). Furthermore, systematically promoting FRB's services helped open 10,000 new accounts. **Arval PHH** continued to pursue its rapid expansion in Continental Europe and **BNP Paribas Lease Group** its international deployment based on partnership alliances. Both, leaders in their market in Europe, made a significant contribution to growing the core business' profitability.

On the whole, the specialised financial services companies new loans are largely made outside France – 51% for Cetelem, 52% for UCB; 32% for BNP Paribas Lease Group and 67% for Arval PHH in 2003.

2 –Asset Management and Services (AMS)

Affected at the beginning of the year by the massive plummeting of stock market prices, culminating in the crisis coming to a head at the end of March, AMS then experienced a sharp rebound, which was confirmed in the fourth quarter: the business' quarterly pre-tax income was up 31.0% (+17.9% at constant scope and exchange rates) compared to the fourth quarter 2002.

Over the whole year, AMS's net banking income rose 8.0% to 2,476 million euros. This trend was largely the result of growth though acquisitions, with the full integration of Consors and Cogent in 2003. For the same reason, operating expenses and depreciation rose 11.5% to 1,673 million euros. At constant scope and exchange rates, the business' net banking income slid 1%, while, in accordance with the target the Group announced, operating expenses and depreciation declined 2.1%. Gross operating income thus edged up slightly (+1.4%) to 803 million euros (+1.0% at constant scope and exchange rates).

During the year, total assets under the Group's management rose to 276 billion euros, thanks to a net total of 11.1 billion euros in assets gathered. The alternative management product range was expanded. **BNP Paribas Asset Management** is the leading French company in terms of socially responsible investments with 1 billion euros of assets (source: *Europerformance*). **Private Banking** significantly grew its sales of structured products and cut its costs. **Cortal Consors** capitalised on merger synergies, achieved ahead of schedule, and the recovery of stock market activities, especially in Germany, reaching breakeven already in 2003. Named "Best Online Broker" in Germany (source: *Discountbroker.de*) and in Spain (source: *La gaceta de los negocios*), Cortal Consors is Europe's leading online broker, formed out of an exemplary cross-border merger of equals. **Wealth & Asset Management** thus grew its gross operating income 7.2% to 298 million euros.

The **Insurance** business continued to pursue its global expansion with the signing of new distribution agreements abroad and a partnership with Russian Standard Bank to set up a life insurance company in Russia. Asset gathering came along in a satisfactory manner in France as well, with the portion of policies taken out as unit-linked insurance products (30%) vastly superior to that of the market (16%) (source: *FFSA*). Gross operating income rose 14.8% to 381 million euros.

The assets held in **Securities Services'** custody rose 15% year-on-year, surpassing the record level of 2,000 billion euros. The publication *Global Custodian* ranked BNP Paribas the third global custodian for the quality of service. However, pressure on the clearing and custody business' margins was accentuated since the stock market crisis in 2002 and direct services to investors, a future source of growth, which the Group strengthened by the acquisition of Cogent, is only gradually producing an impact on the accounts. The business' gross operating income totalled 124 million euros, off 31.9% compared to 2002.

3 – Corporate and Investment Banking (CIB)

In 2003, Corporate and Investment Banking saw the return of the highest levels of profitability that it had achieved in 2000. Net banking income grew 13.1% to 5,818 million euros (+23.8% at constant scope and exchange rates).

Revenues from the **Advisory and Capital Markets** business jumped sharply (+29.3%). All the business lines contributed to this performance: fixed income, equity, and corporate finance. The business received numerous awards, namely "Euro Investment Grade Corporate Bond House of the Year" (*IFR*), "Equity Derivatives House of the Year" (*Risk Magazine*); and BNP Paribas Peregrine was named "Best Mid-Cap Equity House of the Year (*IFR Asia*). The rankings of the bookrunners of financial transactions in Europe clearly reflected BNP Paribas progress in 2003: the bank now ranks among the top five for all eurobond issues (source: *IFR*) and in the top ten for share and convertible bond issues in Europe (sources: *Dealogic, IFR*).

The **financing businesses** posted net banking income that was down 9.1% due to sluggish demand in Europe. They did however achieve remarkable commercial successes and they too received multiple distinctions such as "European Loan House of the Year", "European Leveraged Loan of the Year" for

Seat PG in Italy and "North America-Oil and Gas Deal of the Year" for the Cameron Highway Oil Pipeline (sources: *IFR, Project Finance Magazine*).

The business' operating expenses and depreciation edged up by only 3.5%. In actual fact, in accordance with the targets announced, they were reduced, excluding bonuses, assuming constant scope and exchange rates. So, the cost/income ratio, one of the best in Europe for this kind of business, improved 5.4 points at 58.2%. Gross operating income rose 29.8% to 2,434 million euros (+43.7% at constant scope and exchange rates).

CIB's provisions fell 11.5% to 633 million euros, despite the fact that 200 million euros in general provisions were set aside to cover the consequences of a possible prolonged economic slowdown in Europe. This reduction stemmed from the economic recovery in 2003 in the United States where provisions were extremely high in 2002.

Corporate and Investment Banking's operating income thus rose 55.3% to 1,801 million euros and pre-tax income 58.4% to 1,879 million euros. Pre-tax return on equity came to 27% (+12 points).

BNP Paribas Capital

BNP Paribas Capital's pre-tax income came to 496 million euros (-18.8%). This gradual reduction in BNP Paribas Capital's contribution is consistent with the Group's strategy to disinvest from this area.

Given the divestitures in 2003 (in particular, Royal Canin, Mobistar, and Aegon), the portfolio's estimated value declined from 4.5 billion euros at the end of 2002 to 3.9 billion euros. While 584 million euros in capital gains were realised during the year, unrealised capital gains fell only 0.2 billion euros to 1.2 billion euros as at 31 December 2003.

◆

◆ ◆

For 2004, in a business and financial environment that seems to be improving, including in Europe, BNP Paribas Group will be focusing its priorities on expansion.

In France, the Group has set in place diversified and powerful distribution networks that reach 10 million individual and professional customers and 60,000 businesses. It has confirmed its leading position in Europe with business lines that have a multi-country local presence (e.g., Cetelem, Arval PHH, BPLG, BPSS, Cortal Consors, etc.), each of which benefits from the critical mass effect afforded to them by their leading position, and global business that are leading players in their speciality in Europe (fixed income, equity derivatives and financing), servicing all major European customers from a central point.

In the United States, BNP Paribas Group owns the 5th largest retail bank in California and Hawaii's biggest bank, and services 2 million customers. It is also recognised nationally through Corporate and Investment Banking's specialised businesses (structured financing, derivatives, energy and commodities, export, and project financing).

With its leading positions in Europe and in the United States, the Group has the resources necessary to implement sustained growth, taking advantage of an improved economy.

It will also endeavour to capitalise on new sources of growth that it has created in high potential markets where its experience gives it a good understanding of the field.

In Brazil, the Group's businesses are present (CIB, AMS, and IRFS) and undergoing significant organic growth. BNP Paribas Brazil has shown very high profitability. In China, BNP Paribas has long been doing business from its major platform in Hong Kong and will be stepping up its expansion plans from out of Shanghai. In Russia, the prominent position the Group already holds in financing energy and commodities–through its Moscow-based subsidiary–will be utilised to develop Corporate and Investment Banking's other business lines, while new partnerships will be sought with local players. In the Middle East and in the Maghreb, the Group's activities will be actively expanded (in Morocco, Tunisia and the Persian Gulf).

After again proving proactive in its approach to managing costs in 2003, attaining the ambitious goals that it has set out for itself in each of the core businesses–which helped bring the cost/income ratio very close to its level in 2001–the Group plans to maintain its discipline in this area. A productivity gains programme, introduced in April 2003, is expected to generate 240 million euros in savings by the end of 2004 by focusing on 83 projects that have been identified. Moreover, the Group is setting up a joint-venture with IBM to fine tune the efficiency of its IT services, while retaining control over its IT systems environment.

Furthermore, BNP Paribas will be maintaining strict risk controls. Its prudential approach and the procedures developed help make it through the economic slowdown that affected the United States then Europe for the past four years with provisions curtailed at 0.51% of weighted assets in 2002 and 0.50% in 2003.

Lastly, BNP Paribas plans to maximise its capital management, combining resilient organic growth, searching for acquisition opportunities that are consistent with the Group's discipline, an increase of the dividend per share by 21% for 2003 and the share buyback programme announced in July 2003, pursuant to which 1.5 billion euros in shares are still to be bought back.

◆

◆ ◆

Commenting on these results before the members of the Board of Directors, Baudouin Prot, BNP Paribas' CEO said, "*The Group's business and results grew significantly this year thanks to the dynamic performance of each of our core businesses.*

In Retail Banking, BNP Paribas is pursuing a strategy focusing on investment and growth in Europe and in the United States. The upswing in equity markets helped AMS's significant rebound. With very good results and growing market share, CIB is increasingly seen as a leader in Europe.

In the environment marked by the recession over the past three years, BNP Paribas has done more than just hold up: the Group grew its revenues, through organic growth as well as through the 9 billion euros in targeted acquisitions, and maintained high profitability. The recovery gives us the opportunity to step up the pace of expansion through organic growth and targeted acquisitions all the while maintaining that strict discipline with respect to costs and risks which is our strength. Absent any major incidents, the Group should post results up again in 2004."

Press contacts :

Michèle Sicard : (33) 1 40 14 70 61
Carine Lauru : (33) 1 40 14 65 16
Agathe Heinrich : (33) 1 42 98 15 91
Henri de Clisson : (33) 1 40 14 65 14

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income (1)	**4,391**	**4,203**	**+4.5%**	**4,380**	**+0.3%**	**17,935**	**16,793**	**+6.8%**
Operating Expenses and Dep.	-2,765	-2,765	+0.0%	-2,787	-0.8%	-11,285	-10,955	+3.0%
Gross Operating Income	**1,626**	**1,438**	**+13.1%**	**1,593**	**+2.1%**	**6,650**	**5,838**	**+13.9%**
Provisions	-354	-455	-22.2%	-350	+1.1%	-1,361	-1,470	-7.4%
Operating Income	**1,272**	**983**	**+29.4%**	**1,243**	**+2.3%**	**5,289**	**4,368**	**+21.1%**
Associated Companies	69	10	x6,9	23	x3	131	80	+63.8%
Gains and Provisions on Investments	145	159	-8.8%	423	-65.7%	912	903	+1.0%
Amortisation of Goodwill	-100	-102	-2.0%	-99	+1.0%	-399	-366	+9.0%
Non-Recurring Expense	-121	-85	+42.4%	-172	-29.7%	-347	-172	+101.7%
Non Operating Items	**-7**	**-18**	**-61.1%**	**175**	**n.s.**	**297**	**445**	**-33.3%**
Pre-Tax Income	**1,265**	**965**	**+31.1%**	**1,418**	**-10.8%**	**5,586**	**4,813**	**+16.1%**
Tax Expense	-253	-177	+42.9%	-330	-23.3%	-1,481	-1,175	+26.0%
Minority Interests	-85	-92	-7.6%	-118	-28.0%	-344	-343	+0.3%
Net Income Group Share	**927**	**696**	**+33.2%**	**970**	**-4.4%**	**3,761**	**3,295**	**+14.1%**
Cost / Income	**63.0%**	**65.8%**	**-2.8 pt**	**63.6%**	**-0.6 pt**	**62.9%**	**65.2%**	**-2.3 pt**
Annualised ROE after Tax						14.3%	13.5%	
(1)- Including Commission income (a)	1,695	1,562	+8.5%	1,739	-2.5%	6,544	6,260	+4.5%
- Including Net of Interest Income (b)	1,674	1,649	+1.5%	1,653	+1.3%	6,794	5,707	+19.0%
- Including Gains on Financial Transaction	1,022	992	+3.0%	988	+3.4%	4,597	4,826	-4.7%

(a) Revenues from the insurance business, other net banking operating income and the net incomes of the other businesses are included in the "commission income" line item.

(b)*Trading portfolio carry costs are included in the "net of interest income" line item.*

Trading revenues, as defined economically, are given in C&IB results.

At constant scope and exchange rates	4Q03 / 4Q02	2003 / 2002
Net Banking Income	**+6.5%**	**+9.7%**
Operating Expenses and Dep.	+1.2%	+4.9%
Gross Operating Income	**+16.8%**	**+18.7%**
Operating Income	**+30.6%**	**+25.7%**

Innovation: a Key Engine Driving Expansion

- Mutli-Channel Retail Banking
  - A project initiated as early as 1997, the first of its kind in France
    - → *A fully integrated sales and marketing system*
    - → *Delivering rapid reactions to customers' queries*
  - A competitive advantage
    - → *Outgoing calls starting in 2004*
- Partnership alliance between BNP Paribas and Exane in institutional equity brokerage services in Europe:
  - In a business that is searching for the right economic and ethical balance
    - → *Created a leading player in the French market with strong positions in markets across Europe*
    - → *An innovative and realistic solution to the issue of research independence*
- Cross-border merger in the online brokerage market: Cortal Consors
  - Created a leading company in Europe
    - → *"Best Online Broker" in Germany (source: DiscountBroker.de) and in Spain (source: La gaceta de los negocios)*
  - A successful merger of equals
    - → *French-German Executive Committee*

Cortal Consors

- BNP Paribas Partners for Innovation
  - A 50-50 joint venture with IBM to manage the Group's IT infrastructure
  - A unique model in which BNP Paribas
    - → *ensures access to the highest skill levels*
    - → *optimises the quality of its services and increases the variability of its costs*
    - → *maintains technical control over its IT environment*

Corporate Governance: Continuous Implementation of Global Best Practices

- Board of Directors: Stringent Standards
  - Board members appointed for 3 year terms
  - No Group Executives on any of the Board's committees
  - An Internal Control and Risk Management Committee exists since 1995
- Separate positions for Chairman of the Board and Chief Executive Officer
- Stock-options issued without discount and for part of them subject to performance
- Neutralisation of impact of shares issued under staff incentive plans

4TH QUARTER 2003 CORE BUSINESS RESULTS

In millions of euros	Retail Banking	Asset Mgt & Services	BNPP Capital	Corp. & Inv. Bkg	Other activities	Group
Net Banking Income	**2,447**	**649**	**-27**	**1,326**	**-4**	**4,391**
Change/4Q02	+2.1%	+15.3%	+8.0%	+4.2%	+0.0%	+4.5%
Change/3Q03	+0.3%	+3.0%	+350.0%	-4.5%	-94.4%	+0.3%
Operating Expenses and Dep.	-1,521	-422	-10	-751	-61	-2,765
Change/4Q02	+0.1%	+13.4%	-16.7%	-10.3%	+144.0%	+0.0%
Change/3Q03	+0.8%	+1.4%	+0.0%	-7.3%	+45.2%	-0.8%
Gross Operating Income	**926**	**227**	**-37**	**575**	**-65**	**1,626**
Change/4Q02	+5.6%	+18.8%	+0.0%	+31.9%	+124.1%	+13.1%
Change/3Q03	-0.4%	+6.1%	+131.3%	-0.7%	-43.0%	+2.1%
Provisions	-204	-11	-3	-149	13	-354
Change/4Q02	-8.9%	n.s.	n.s.	-32.6%	n.s.	-22.2%
Change/3Q03	+7.9%	n.s.	n.s.	-11.3%	+44.4%	+1.1%
Operating Income	**722**	**216**	**-40**	**426**	**-52**	**1,272**
Change/4Q02	+10.6%	+14.9%	+8.1%	+98.1%	+44.4%	+29.4%
Change/3Q03	-2.6%	+1.9%	+150.0%	+3.6%	-50.5%	+2.3%
Associated Companies	30	18	0	1	20	69
Capital Gains	0	-2	50	34	63	145
Goodwill	-68	-21	-4	-3	-4	-100
Other Items	-9	-8	-1	-36	-67	-121
Pre-Tax Income	**675**	**203**	**5**	**422**	**-40**	**1,265**
Change/4Q02	+10.7%	+31.0%	-95.4%	+79.6%	-72.2%	+31.1%
Change/3Q03	-1.3%	-1.0%	-95.8%	-15.4%	-55.1%	-10.8%

In millions of euros	Retail Banking	Asset Mgt & Services	BNPP Capital	Corp. & Inv. Bkg	Other activities	Group
Net Banking Income	**2,447**	**649**	**-27**	**1,326**	**-4**	**4,391**
4Q02	2,396	563	-25	1,273	-4	4,203
3Q03	2,439	630	-6	1,389	-72	4,380
Operating Expenses and Dep.	-1,521	-422	-10	-751	-61	-2,765
4Q02	-1,519	-372	-12	-837	-25	-2,765
3Q03	-1,509	-416	-10	-810	-42	-2,787
Gross Operating Income	**926**	**227**	**-37**	**575**	**-65**	**1,626**
4Q02	877	191	-37	436	-29	1,438
3Q03	930	214	-16	579	-114	1,593
Provisions	-204	-11	-3	-149	13	-354
4Q02	-224	-3	0	-221	-7	-455
3Q03	-189	-2	0	-168	9	-350
Operating Income	**722**	**216**	**-40**	**426**	**-52**	**1,272**
4Q02	653	188	-37	215	-36	983
3Q03	741	212	-16	411	-105	1,243
Associated Companies	30	18	0	1	20	69
4Q02	19	-5	-1	1	-4	10
3Q03	19	6	0	0	-2	23
Capital Gains	0	-2	50	34	63	145
4Q02	46	-5	151	23	-56	159
3Q03	4	11	137	85	186	423
Goodwill	-68	-21	-4	-3	-4	-100
4Q02	-74	-18	-4	-6	0	-102
3Q03	-73	-17	-2	-5	-2	-99
Other Items	-9	-8	-1	-36	-67	-121
4Q02	-34	-5	0	2	-48	-85
3Q03	-7	-7	0	8	-166	-172
Pre-Tax Income	**675**	**203**	**5**	**422**	**-40**	**1,265**
4Q02	610	155	109	235	-144	965
3Q03	684	205	119	499	-89	1,418
Minority Interests	**-9**	**0**	**-1**	**-2**	**-73**	**-85**
Tax Expense						-253
Net Income, Group Share						**927**

YEAR 2003 – CORE BUSINESS RESULTS

In millions of euros	Retail Banking	Asset Mgt & Services	BNPP Capital	Corp. & Inv. Bkg	Other activities	Group
Net Banking Income	**9,636**	**2,476**	**-34**	**5,818**	**39**	**17,935**
2002	9,466	2,292	-21	5,146	-90	16,793
Change/2002	+1.8%	+8.0%	+61.9%	+13.1%	n.s.	+6.8%
Operating Expenses and Dep.	-6,011	-1,673	-39	-3,384	-178	-11,285
2002	-6,036	-1,500	-44	-3,271	-104	-10,955
Change/2002	-0.4%	+11.5%	-11.4%	+3.5%	+71.2%	+3.0%
Gross Operating Income	**3,625**	**803**	**-73**	**2,434**	**-139**	**6,650**
2002	3,430	792	-65	1,875	-194	5,838
Change/2002	+5.7%	+1.4%	+12.3%	+29.8%	-28.4%	+13.9%
Provisions	-754	-16	-3	-633	45	-1,361
2002	-720	-8	-5	-715	-22	-1,470
Change/2002	+4.7%	n.s.	-40.0%	-11.5%	n.s.	-7.4%
Operating Income	**2,871**	**787**	**-76**	**1,801**	**-94**	**5,289**
2002	2,710	784	-70	1,160	-216	4,368
Change/2002	+5.9%	+0.4%	+8.6%	+55.3%	-56.5%	+21.1%
Associated Companies	79	29	0	3	20	131
Capital Gains	13	8	584	105	202	912
Goodwill	-289	-74	-12	-17	-7	-399
Other Items	-26	-27	0	-13	-281	-347
Pre-Tax Income	**2,648**	**723**	**496**	**1,879**	**-160**	**5,586**
2002	2,491	787	611	1,186	-262	4,813
Change/2002	+6.3%	-8.1%	-18.8%	+58.4%	-38.9%	+16.1%
Minority Interests	**-49**	**0**	**-5**	**-5**	**-285**	**-344**
2002	-57	0	-6	-3	-277	-343
Tax Expense						-1,481
Net Income, Group Share						**3,761**
ROE after Tax						14.3%

In millions of euros

Net Banking Income


AMS
14%
2,476
FRB
4,733
CIB
32%
5,818
4,903
IRFS
Retail
Banking
54%

Gross Operating Income


AMS
12%
803
FRB
1,467
CIB
35%
2,434
2,158
IRFS
Retail
Banking
53%

Net Banking Income
% Change
2003/2002

Retail Banking:	+1.8%
AMS:	+8.0%
CIB:	+13.1%

Gross Operating Income
% Change
2003/2002

Retail Banking:	+5.7%
AMS:	+1.4%
CIB:	+29.8%

RETAIL BANKING

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**2,447**	**2,396**	**+2.1%**	**2,439**	**+0.3%**	**9,636**	**9,466**	**+1.8%**
Operating Expenses and Dep.	-1,521	-1,519	+0.1%	-1,509	+0.8%	-6,011	-6,036	-0.4%
Gross Operating Income	**926**	**877**	**+5.6%**	**930**	**-0.4%**	**3,625**	**3,430**	**+5.7%**
Provisions	-204	-224	-8.9%	-189	+7.9%	-754	-720	+4.7%
Operating Income	**722**	**653**	**+10.6%**	**741**	**-2.6%**	**2,871**	**2,710**	**+5.9%**
Amortisation of Goodwill	-68	-74	-8.1%	-73	-6.8%	-289	-270	+7.0%
Other Non Operating Items	21	31	-32.3%	16	+31.3%	66	51	+29.4%
Pre-Tax Income	**675**	**610**	**+10.7%**	**684**	**-1.3%**	**2,648**	**2,491**	**+6.3%**
Cost / Income	62.2%	63.4%	-1.2 pt	61.9%	+0.3 pt	62.4%	63.8%	-1.4 pt
Allocated Equity (Ebn)						9.4	9.6	-2.4%
Pre-Tax ROE						28%	26%	

At constant scope and exchange rates	4Q03 / 4Q02	2003 / 2002
Net Banking Income	**+4.7%**	**+3.1%**
Operating Expenses and Dep.	+2.8%	+1.6%
Gross Operating Income	**+8.0%**	**+5.6%**
Operating Income	**+13.6%**	**+6.4%**

FRENCH RETAIL BANKING

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**1,237**	**1,183**	**+4.6%**	**1,235**	**+0.2%**	**4,884**	**4,740**	**+3.0%**
Incl. Commissions	*529*	*485*	*+9.1%*	*519*	*+1.9%*	*2,053*	*2,000*	*+2.7%*
Incl. Interest Margin	*708*	*698*	*+1.4%*	*716*	*-1.1%*	*2,831*	*2,740*	*+3.3%*
Operating Expenses and Dep.	-851	-822	+3.5%	-849	+0.2%	-3,355	-3,272	+2.5%
Gross Operating Income	**386**	**361**	**+6.9%**	**386**	**=**	**1,529**	**1,468**	**+4.2%**
Provisions	-68	-60	+13.3%	-48	+41.7%	-225	-198	+13.6%
Operating Income	**318**	**301**	**+5.6%**	**338**	**-5.9%**	**1,304**	**1,270**	**+2.7%**
Non Operating Items	2	5	n.s.	1	n.s.	-2	0	n.s.
Pre-Tax Income	**320**	**306**	**+4.6%**	**339**	**-5.6%**	**1,302**	**1,270**	**+2.5%**
Income Attributable to AMS	-18	-16	+12.5%	-17	+5.9%	-62	-63	-1.6%
Pre-Tax Income of French Retail Bkg	**302**	**290**	**+4.1%**	**322**	**-6.2%**	**1,240**	**1,207**	**+2.7%**
Cost / Income	68.8%	69.5%	-0.7 pt	68.7%	+0.1 pt	68.7%	69.0%	-0.3 pt
Allocated Equity (Ebn)						4.5	4.7	-4.4%
Pre-Tax ROE						27%	25%	

Including 100% of the French Private Banking from NBI to Pre-tax Income lines

FRB*- Fees


% change
4Q03/4Q02
485
510
495
519
529
Fees : +9.1%
164,2
175,8
Savings and
Stock Markets : +7,1%
320,8
352,6
331,8
362,1
353,1
Other banking
transactions : +10,1%
4Q02
1Q03
2Q03
3Q03
4Q03
In millions of euros
* 100% of the French private banking

Sharp Rise in Profitability


1999 - 2003
Cost/Income Ratio
-5.5 pts
74.2%
71.1%
69.4%
69.0%
68.7%
1999
2000
2001
2002
2003
Pre-Tax ROE
+8 pts
19%
22%
22%
25%
27%
1999
2000
2001
2002
2003

LOANS, DEPOSITS AND FUNDS UNDER MANAGEMENT

In billions of euros	Outstandings 4Q03	% change 1 year 4Q03/4Q02	% change 1 quarter 4Q03/3Q03	Outstandings Year 2003	% change 1 year 2003/2002
LENDINGS (1)					
Total Loans	71.0	-1.4%	+0.3%	71.2	-1.7%
Individual Customers	33.9	+12.2%	+4.1%	32.1	+9.3%
Incl. Mortgages	27.6	+14.2%	+4.9%	25.9	+11.2%
Incl. Consumer Lending	6.3	+4.1%	+0.8%	6.2	+1.9%
Corporates	33.8	-11.8%	-3.1%	35.7	-9.6%
DEPOSITS and SAVINGS (1)	71.8	+6.7%	+3.1%	69.4	+3.5%
Cheque and Current Accounts	29.4	+2.9%	+0.6%	28.5	+0.9%
Savings Accounts	33.5	+18.5%	+0.7%	32.5	+15.6%
Market Rate Deposits	8.9	-15.0%	+24.8%	8.3	-21.7%
FUNDS UNDER MANAGEMENT (2)					
Life Insurance	35.9	+9.9%	+3.5%	35.9	+9.9%
Mutual Funds (3)	57.8	+12.4%	+1.8%	57.8	+12.4%

(1) Average cash Outstandings (2) Outstandings at the end of the period

(3) These statistics do not include mutual funds assets located in Luxembourg (PARVEST)

Individual Customers

Growth in the Number of Cheque and current Accounts


+64,000
+72,700
+97, 000*
+104,000
+120,100
1999
2000
2001
2002
2003

* to which are added 30,000 new customers from the Treasury 's banking network

- Continued progress in winning new customers: +120,100 new accounts opened in 2003 (net balance)
- Lending: sharp rise in outstandings
  - mortgages: + 14.2 %/ 4Q02
  - consumer lending: +4.1% / 4Q02
- Savings: very strong 4Q03 performance in long-term mutual funds and life insurance (savings collected up 25%/4Q02)

- Multi-Channel Banking: an increasingly used set-up

Remote channels


Number of transactions in 2003
% Change 2003/2002
4.8 million
+52%
20 million
+21%
32 million
+30%
CRC²
IVS¹
E-banking

¹ Interactive Voice Server
² Customer Relations Center - calls received by the center's advisers

Branch channels

- New workstation
  - 41 million instances of access to customer files
  - 2 million appointments in branches via electronic appointment booking
  - 2 million contacts following reviews or programmed contact opportunities

Corporate Customers

- Lending: drop outsandings in a 2003 environment characterised by weak demand
- Financial transactions (CIB-Structured financing, high yield bond issues, LBO): income from mid cap clients doubled in 2003
- Interest rate hedging and forex options products: regional front offices doubled sales with the support of CIB's Fixed Income teams
- Mutual Funds: range of mutual funds (with the introduction of BNP PAM) for corporate clients expanded, generating 1.4 billion euros in new assets gathered
- Sales with specialised subsidiaries rose sharply: ARVAL, +21% in the number of vehicles; ARIUS, +12% new clients; FACTOR, + 9% new contracts

FRB's Priority in 2004

Speed up the Pace of Expansion

- A commercial organisation with four customer segments
  - Private Banking: 212 customer relation advice centres
  - Individuals: multi-channel banking
  - Professionals and Entrepreneurs: specialised sales forces
  - Corporates and Institutionals: 24 business centres
- Systematic cross-selling with business lines in CIB, AMS and IRFS
- Back offices reengineering: continue to achieve productivity gains and improve processing quality
- Modernisation and investments for
  - Better customer satisfaction
    - → *free up sales and marketing staff*
    - → *expand the product and service offering*
    - → *enhance the quality of service*
  - Revenues Growth

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

The IRFS core business combines :

- BancWest, emerging and overseas markets (former IRB core business)
- Cetelem, BNP Paribas Lease Group, UCB and Arval PHH (former RFS core business, except for Cortal Consors; historical data restated)

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**1,251**	**1,252**	**-0.1%**	**1,243**	**+0.6%**	**4,903**	**4,878**	**+0.5%**
Operating Expenses and Dep.	-693	-720	-3.8%	-682	+1.6%	-2,745	-2,853	-3.8%
Gross Operating Income	**558**	**532**	**+4.9%**	**561**	**-0.5%**	**2,158**	**2,025**	**+6.6%**
Provisions	-136	-164	-17.1%	-141	-3.5%	-529	-522	+1.3%
Operating Income	**422**	**368**	**+14.7%**	**420**	**+0.5%**	**1,629**	**1,503**	**+8.4%**
Amortisation of Goodwill	-68	-74	-8.1%	-73	-6.8%	-289	-270	+7.0%
Other Non Operating Items	19	26	-26.9%	15	+26.7%	68	51	+33.3%
Pre-Tax Income	**373**	**320**	**+16.6%**	**362**	**+3.0%**	**1,408**	**1,284**	**+9.7%**
Cost / Income	55.4%	57.5%	-2.1 pt	54.9%	+0.5 pt	56.0%	58.5%	-2.5 pt
Allocated Equity (Ebn)						4.8	4.9	-0.5%
Pre-Tax ROE						29%	26%	

At constant scope and exchange rates	4Q03 / 4Q02	2003 / 2002
Net Banking Income	**+5.9%**	**+4.0%**
Operating Expenses and Dep.	+2.6%	+1.2%
Gross Operating Income	**+10.4%**	**+7.9%**
Provisions	-16.4%	-1.1%
Operating Income	**+23.0%**	**+11.1%**

1999 - 2003

Cost / income ratio : - 6 points


62.0%
62.0%
60.1%
58.5%
56.0%
1999
2000
2001
2002
2003

Operating income : doubled


In millions of euros
818
1,015
1,219
1,503
1,629
1999
2000
2001
2002
2003

- Bancwest
  - Operating income: +11.8 % at constant scope and exchange rates (+14.0 % between 4Q03 and 4Q02)
    - → *Substantial growth in consumer lending (+21.3%)*
    - → *erosion of the interest margin, as a result of declining interest rates (4.18% in 4Q03, -41 bp compared to one year ago)*
    - → *Operating expenses and depreciation: - 4.3% at constant scope and exchange rates (UCB savings achieved)*
    - → *Risks: NPLs/Loans: 0.59% at the end of 2003 compared to 1.01% at the end of 2002*
  - Pre-tax ROE: 34% compared to 30% in 2002
- Emerging Markets and Overseas Territories
  - Profitability still high (33% pre-tax ROE) despite difficult operating conditions in 2003

FS : Contribution to the 2003 Results

In millions of euros	Cetelem	BNP Paribas Lease Group	UCB	Long Term Leasing with Services	Others	Total FS
Gross Operating Income	754	195	128	133	-39	1171
Change % 2003/2002	27.8%	-6.3%	20.8%	17.7%	-13.3%	21.2%
Pre-Tax Income	427	124	153	57	-80	681
Change % 2003/2002	12.1%	-5.3%	6.3%	x7,1	8.1%	16.8%

SHARE OF LOAN PRODUCTION OUTSIDE OF FRANCE
51 %
52 %
32 %
67 %

- Cetelem
  - France: strong performance from FACET (new lending: +37% H2/H1)
  - Growth outside France (outstandings: +18.6% /2002) especially in Southern and Eastern Europe (leader in Hungary and the Czech Republic)
- UCB
  - New lending: + 23% in France and +33% outside France
  - Contributed over 10,000 customers to FRB
- BNP Paribas Lease Group
  - Sustained business growth outside France (new lending: + 11.8%)
- Arval PHH
  - Continental Europe - number of vehicles under management : +11.7%
  - Plan to acquire Arma in Benelux (20,000 vehicles, including 15,000 in The Netherlands)

FINANCIAL SERVICES – MANAGED OUTSTANDINGS

In billions of euros	Dec-03	Dec-02	% change 1 year /Dec-02	Sept-03	% change 1 quarter /Sept-03
Cetelem	**29.0**	**27.8**	**+4.3%**	**28.3**	**+2.3%**
France	17.9	18.5	-2.9%	17.9	+0.2%
Outside France	11.0	9.3	+18.6%	10.4	+5.8%
BNP Paribas Lease Group MT	**15.7**	**15.8**	**-0.9%**	**15.6**	**+0.4%**
France	12.4	12.6	-1.4%	12.4	+0.6%
Europe (outside France)	3.3	3.2	+1.4%	3.3	-0.3%
UCB Individuals	**15.7**	**14.3**	**+9.4%**	**15.3**	**+2.3%**
France Individuals	9.2	8.9	+3.7%	9.1	+1.5%
Europe (outside France)	6.5	5.4	+18.8%	6.3	+3.4%
Long Term Leasing with Services	**4.7**	**4.5**	**+2.7%**	**4.5**	**+4.0%**
France [1]	1.6	1.6	-2.3%	1.5	+7.3%
Europe (outside France)	3.1	2.9	+5.5%	3.0	+2.3%
ARVAL - PHH					
Total Managed Vehicles (in thousands)	**600**	**650**	**-7.6%**	**602**	**-0.3%**
France	183	171	+7.1%	180	+1.6%
Continental Europe (excl. France)	159	135	+17.5%	152	+4.8%
United Kingdom [2]	259	344	-24.8%	271	-4.4%

1 +4.2% dec03/dec02 method unchanged

2 Termination of three low margin contracts with car rental companies

IRFS : Priorities for 2004

BancWest

- Better Leverage Customer Base
  - Increase the number of products sold per customer
  - Cross-selling with CIB (Trade Finance, Cash Management, Equity Derivatives, Public Finance, etc.)
- Consolidate and expand strong domestic positions already achieved in specialty market segments
  - Consumer Finance: Marine, Recreational vehicles
  - Corporate Banking: Church Lending, Small Business Administration
- Seeking acquisition opportunities consistent with the Group's acquisition criteria

Financial Services

- In France
  - Expand synergies with FRB
  - Cetelem: will be managing revolving credit accounts for FRB and distributing the Aurore charge card throughout the network
  - UCB and BPLG: step up cross-selling with the retail network
  - Further accentuate the sales and marketing drive
  - Cetelem: focus on expansion while keeping an eye on margins
  - UCB: expand product range
- Outside France
  - Continued expansion in Europe
  - Develop new sources of growth in selected major Emerging Countries
  - Cetelem: plans to establish a presence in Mexico

FINANCIAL SERVICES

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**716**	**649**	**+10.3%**	**689**	**+3.9%**	**2,729**	**2,499**	**+9.2%**
Operating Expenses and Dep.	-412	-398	+3.5%	-386	+6.7%	-1,558	-1,533	+1.6%
Gross Operating Income	**304**	**251**	**+21.1%**	**303**	**+0.3%**	**1,171**	**966**	**+21.2%**
Provisions	-113	-119	-5.0%	-114	-0.9%	-425	-371	+14.6%
Operating Income	**191**	**132**	**+44.7%**	**189**	**+1.1%**	**746**	**595**	**+25.4%**
Amortisation of Goodwill	-34	-30	+13.3%	-36	-5.6%	-140	-102	+37.3%
Other Non Operating Items	27	31	-12.9%	11	+145.5%	75	90	-16.7%
Pre-Tax Income	**184**	**133**	**+38.3%**	**164**	**+12.2%**	**681**	**583**	**+16.8%**
Cost / Income	57.5%	61.3%	-3.8 pt	56.0%	+1.5 pt	57.1%	61.3%	-4.2 pt
Allocated Equity (Ebn)						2.9	2.8	+3.9%
Pre-Tax ROE						24%	21%	

- Historical data excluding Cortal Consors

At constant scope and exchange rates	4Q03 / 4Q02	2003 / 2002
Net Banking Income	**+8.2%**	**+7.5%**
Operating Expenses and Dep.	+3.5%	+3.2%
Gross Operating Income	**+16.0%**	**+14.3%**
Provisions	-6.9%	+8.9%
Operating Income	**+37.2%**	**+17.7%**

INTERNATIONAL RETAIL BANKING

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**535**	**603**	**-11.3%**	**554**	**-3.4%**	**2,174**	**2,379**	**-8.6%**
Operating Expenses and Dep.	-281	-322	-12.7%	-296	-5.1%	-1,187	-1,320	-10.1%
Gross Operating Income	**254**	**281**	**-9.6%**	**258**	**-1.6%**	**987**	**1,059**	**-6.8%**
Provisions	-23	-45	-48.9%	-27	-14.8%	-104	-151	-31.1%
Operating Income	**231**	**236**	**-2.1%**	**231**	**=**	**883**	**908**	**-2.8%**
Amortisation of Goodwill	-34	-44	-22.7%	-37	-8.1%	-149	-168	-11.3%
Other Non Operating Items	-8	-5	+60.0%	4	n.s.	-7	-39	-82.1%
Pre-Tax Income	**189**	**187**	**+1.1%**	**198**	**-4.5%**	**727**	**701**	**+3.7%**
Cost / Income	52.5%	53.4%	-0.9 pt	53.4%	-0.9 pt	54.6%	55.5%	-0.9 pt
Allocated Equity (Ebn)						2.0	2.1	-6.3%
Pre-Tax ROE						37%	34%	

At constant scope and exchange rates	4Q03 / 4Q02	2003 / 2002
Net Banking Income	**+3.1%**	**=**
Operating Expenses and Dep.	+1.3%	-1.3%
Gross Operating Income	**+5.2%**	**+1.6%**
Provisions	-42.2%	-26.7%
Operating Income	**+14.7%**	**+6.5%**

IRFS's new reporting format (starting 1st quarter 2004)

Cetelem

in million of euros	2003
Net Banking Income	1,565
Operating Expenses and Dep.	-811
Gross Operating Income	754
Provisions	-361
Operating Income	393
Pre-Tax Income	427
Cost / Income	51.8%
Allocated Equity (Ebn)	1.4
Pre-Tax ROE	30%

BANCWEST

in million of euros	2003
Net Banking Income	1,592
Operating Expenses and Dep.	-764
Gross Operating Income	828
Provisions	-75
Operating Income	753
Pre-Tax Income	599
Cost / Income	48.0%
Allocated Equity (Ebn)	1.6
Pre-Tax ROE	38%

In million of euros	Cetelem	BNPP Lease Gr	UCB	LT Leasing with services	BancWest	OEM	IRFS Center	IRFS
Gross Op. Income	754	195	128	133	828	176	-56	2,158
Pre-Tax Income	427	124	153	57	599	143	-95	1,408

ASSET MANAGEMENT AND SERVICES

Henceforth, AMS includes Cortal Consors' results. The historial data has been restated.

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**649**	**563**	**+15.3%**	**630**	**+3.0%**	**2,476**	**2,292**	**+8.0%**
Operating Expenses and Dep.	-422	-372	+13.4%	-416	+1.4%	-1,673	-1,500	+11.5%
Gross Operating Income	**227**	**191**	**+18.8%**	**214**	**+6.1%**	**803**	**792**	**+1.4%**
Provisions	-11	-3	n.s.	-2	n.s.	-16	-8	n.s.
Operating Income	**216**	**188**	**+14.9%**	**212**	**+1.9%**	**787**	**784**	**+0.4%**
Amortisation of Goodwill	-21	-18	+16.7%	-17	+23.5%	-74	-43	+72.1%
Other Non Operating Items	8	-15	n.s.	10	-20.0%	10	46	-78.3%
Pre-Tax Income	**203**	**155**	**+31.0%**	**205**	**-1.0%**	**723**	**787**	**-8.1%**
Cost / Income	65.0%	66.1%	-1.1 pt	66.0%	-1.0 pt	67.6%	65.4%	+2.2 pt
Allocated Equity (Ebn)						3.0	2.9	+4.1%

At constant scope and exchange rates	4Q03 / 4Q02	2003 / 2002
Net Banking Income	**+4.5%**	**-1.0%**
Operating Expenses and Dep.	-2.2%	-2.1%
Gross Operating Income	**+16.9%**	**+1.0%**

Full integration of Consors and Cogent as of 1st January 2003


In millions of euros
Net Banking Income
618
584
527
563
583
614
630
649
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03


In millions of euros
Gross Operating Income
244
202
155
191
164
198
214
227
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03

■ Significant improvement in revenues and income

Assets under Management


In billions of euros
255
95
160
+11.1
Net new money
+0.3
Performance and change
+9.8
Scope and others¹
276
96
180
31.12.02
31.12.03
Total private banking assets
Total other net assets (Asset Management + Cortal Consors + Insurance net of double accounting)

¹ Integration of Consors (4.8bn) and Shinhan (3.7bn)

■ +€11.1bn in Net Assets Gathered : a rise of 4.4% in assets under management

WEALTH AND ASSET MANAGEMENT

Wealth and Asset Management = Private Banking + Asset Management + Cortal Consors

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**305**	**243**	**+25.5%**	**293**	**+4.1%**	**1,143**	**1,073**	**+6.5%**
Operating Expenses and Dep.	-214	-190	+12.6%	-210	+1.9%	-845	-795	+6.3%
Gross Operating Income	**91**	**53**	**+71.7%**	**83**	**+9.6%**	**298**	**278**	**+7.2%**
Provisions	-6	-6	n.s.	-3	n.s.	-12	-13	n.s.
Operating Income	**85**	**47**	**+80.9%**	**80**	**+6.3%**	**286**	**265**	**+7.9%**
Amortisation of Goodwill	-11	-8	+37.5%	-9	+22.2%	-37	-21	+76.2%
Other Non Operating Items	0	-17	n.s.	8	n.s.	1	-36	n.s.
Pre-Tax Income	**74**	**22**	**+236.4%**	**79**	**-6.3%**	**250**	**208**	**+20.2%**
Cost / Income	70.2%	78.2%	-8.0 pt	71.7%	-1.5 pt	73.9%	74.1%	-0.2 pt
Allocated Equity (Ebn)						0.9	0.8	+2.7%

Transfer of Cortal Consors (historical data restated)
Full integration of Consors and Cogent as of 1st January 2003

- Private Banking
  - Sharp rise in sales of structured products
  - Productivity gains: back-office rationalisation in Europe and Asia
- Asset Management
  - Leading French Group in socially responsible investments (€1bn assets as at end 2003)*
  - China: joint-venture with Shenyin & Wanguo Securities Corp.
- Cortal Consors
  - Upswing in the stock market business, especially in Germany
    - ➔ *7 million orders executed in 2003 (+12% 2H03/1H03), €13.7bn in AUM at the end of 2003 (+24%/2002)*
  - Positive operating income in 2003 (Synergies : €46.7mn, ahead of target)

Source: Europerformance

Asset Management Business - Breakdown of AUM


31.12.02
Monetary 30%
Bonds 32%
Guaranted and Structured 10%
Diversified 11%
Equity 17%
31.12.03
Monetary 31%
Bonds 31%
Guaranted and Structured 11%
Diversified 10%
Equity 17%

INSURANCE

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**201**	**195**	**+3.1%**	**188**	**+6.9%**	**733**	**674**	**+8.8%**
Operating Expenses and Dep.	-91	-90	+1.1%	-88	+3.4%	-352	-342	+2.9%
Gross Operating Income	**110**	**105**	**+4.8%**	**100**	**+10.0%**	**381**	**332**	**+14.8%**
Provisions	-5	2	n.s.	1	n.s.	-4	5	n.s.
Operating Income	**105**	**107**	**-1.9%**	**101**	**+4.0%**	**377**	**337**	**+11.9%**
Non Operating Items	10	5	+100.0%	2	+400.0%	14	15	-6.7%
Pre-Tax Income	**115**	**112**	**+2.7%**	**103**	**+11.7%**	**391**	**352**	**+11.1%**
Cost / Income	45.3%	46.2%	-0.9 pt	46.8%	-1.5 pt	48.0%	50.7%	-2.7 pt
Allocated Equity (Ebn)						1.8	1.7	+10.5%

- €9.3bn in sales revenues (+12.3%/2002)
- France
  - Individual savings: 30% of savings placed in unit-linked insurance products (compared to 16% for the market) *(Source : FFSA)*
  - Assets gathered from corporates : +60% /2002
- Outside France: strong growth in the business
  - Commercial successes in Europe, especially in Germany and in the UK
  - Russia: joint-venture with Russian Standard Bank

SECURITIES SERVICES

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**143**	**125**	**+14.4%**	**149**	**-4.0%**	**600**	**545**	**+10.1%**
Operating Expenses and Dep.	-117	-92	+27.2%	-118	-0.8%	-476	-363	+31.1%
Gross Operating Income	**26**	**33**	**-21.2%**	**31**	**-16.1%**	**124**	**182**	**-31.9%**
Provisions	0	1	n.s.	0	n.s.	0	0	n.s.
Operating Income	**26**	**34**	**-23.5%**	**31**	**-16.1%**	**124**	**182**	**-31.9%**
Amortisation of Goodwill	-6	-7	-14.3%	-5	+20.0%	-24	-12	+100.0%
Other Non Operating Items	-6	-6	+0.0%	-3	n.s.	-18	57	n.s.
Pre-Tax Income	**14**	**21**	**-33.3%**	**23**	**-39.1%**	**82**	**227**	**-63.9%**
Cost / Income	81.8%	73.6%	+8.2 pt	79.2%	+2.6 pt	79.3%	66.6%	+12.7 pt
Allocated Equity (Ebn)						0.3	0.4	-19.7%

Full integration of Cogent as of 1st January 2003

- Custody/clearing services: good commercial performances but margins still under pressure
- Investor services
  - Cogent: integration successfully completed
    - → *Launch of the Global Custody offering in the UK*
    - → *Single brand name: BNP Paribas Securities Services (BPSS)*
  - BPSS 3rd largest Global Custodian for quality service *(Global Custodian's annual survey)*
- Operating expenses and depreciation: -4.1% 4Q03/4Q02 at constant scope and exchange rates

Assets under custody (end of year)


2,500
2,000
1,500
1,000
500
0
1,402
1,990
1,811
2,090
,752
1,898
1,935
2,090
2000
2001
2002
2003
1Q03
2Q03
3Q03
4Q03
In billions of euros

Number of transactions


5.1
5.2
5.6
6.5
6.1
6.3
6.7
6.6
6.9
5.9
5.2
5.4
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
2Q03
4Q03
in millions of transactions

Fall in the number of transactions (netting in Germany since mid-April 2003)

AMS Priority for 2004

- Private Banking
  - Bolster sales forces in Switzerland and Asia
  - Expand on-shore operations in Spain, Italy and Belgium
- Asset Management
  - Develop alternative, structured and Emerging Market products
  - Intensify fund selection advisory services and proxy management services
- Cortal Consors
  - Launch new services for traders and target new solutions towards affluent customers
  - Create a network of independent financial advisors in Germany
- Insurance
  - Leading position in the pension savings market in France
  - Continue fast-paced growth of death and disability product sales and expansion outside France
- BP2S
  - Investor services: new sources of growth for the business line
  - Custody/clearing services: maintain margins

CORPORATE AND INVESTMENT BANKING

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2
Net Banking Income	**1,326**	**1,273**	**+4.2%**	**1,389**	**-4.5%**	**5,818**	**5,146**	**+13**
*Incl. Trading Revenues**	*719*	*615*	*+16.9%*	*769*	*-6.5%*	*3,456*	*2,550*	*+35.*
Operating Expenses and Dep.	-751	-837	-10.3%	-810	-7.3%	-3,384	-3,271	+3.
Gross Operating Income	**575**	**436**	**+31.9%**	**579**	**-0.7%**	**2,434**	**1,875**	**+29**
Provisions **	-149	-221	-32.6%	-168	-11.3%	-633	-715	-11.
Operating Income	**426**	**215**	**+98.1%**	**411**	**+3.6%**	**1,801**	**1,160**	**+55**
Non Operating Items	-4	20	n.s.	88	n.s.	78	26	
Pre-Tax Income	**422**	**235**	**+79.6%**	**499**	**-15.4%**	**1,879**	**1,186**	**+58**
Cost / Income	56.6%	65.8%	-9.2 pt	58.3%	-1.7 pt	58.2%	63.6%	-5.
Allocated Equity (Ebn)						6.9	7.9	-12.
Pre-Tax ROE						27%	15%	

*Including customer activity and related revenues

** 235 million euros general provision set aside in Europe during the first 9M03 and use of 21 million dollars out of the 90 million dollars general provision set aside in 1999 for US risks

At constant scope and exchange rates	4Q03 / 4Q02	2003 / 2002
Net Banking Income	**+10.8%**	**+23.8%**
Operating Expenses and Dep.	-4.6%	+12.6%
Gross Operating Income	**+41.0%**	**+43.7%**

CIB - Leading Position Confirmed

	2003	2002
FIXED-INCOME *(worldwide)*		
All Invest.-grade bonds in euros (bookrun.)	# 3	# 5
All Corporate bonds in euros (bookrun.)	# 2	# 3
All bonds in euros, bookrunners	# 5	# 9
All Euromarket issues, bookrunners	# 8	# 10
FINANCEMENTS STRUCTURES		
Top bookrunner of Synd. Credits worldwide (volume)	# 8	# 8
Top bookrunner of Synd. Credits EMEA (volume)	# 5	# 5
European Leveraged loans, Mandated arrangers	# 3	# 8
CORPORATE FINANCE		
International EMEA Convertible issues	# 7	# 6
M&A Europe, completed deals (by amount)	# 13	# 12
*European Equities**	# 8	# 11

Sources: IFR - Thomson Financial, *Dealogic

ADVISORY AND CAPITAL MARKETS

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**827**	**688**	**+20.2%**	**891**	**-7.2%**	**3,835**	**2,965**	**+29.3%**
Operating Expenses and Dep.	-494	-599	-17.5%	-568	-13.0%	-2,407	-2,245	+7.2%
Gross Operating Income	**333**	**89**	**+274.2%**	**323**	**+3.1%**	**1,428**	**720**	**+98.3%**
Provisions	-9	18	n.s.	1	n.s.	0	10	n.s.
Operating Income	**324**	**107**	**+202.8%**	**324**	**+0.0%**	**1,428**	**730**	**+95.6%**
Non Operating Items	-6	-8	-25.0%	105	n.s.	102	4	n.s.
Pre-Tax Income	**318**	**99**	**+221.2%**	**429**	**-25.9%**	**1,530**	**734**	**+108.4%**
Cost / Income	59.7%	87.1%	-27.4 pt	63.7%	-4.0 pt	62.8%	75.7%	-12.9 pt
Allocated Equity (Ebn)						2.7	3.3	-20.0%

Very Sharp Rise in Revenues and Profitability

- Fixed Income enjoys fresh growth in revenues and market share
  - Named "Euro Investment-Grade Corporate Bond House of The Year" by IFR
  - No. 1 securitisation arranger in France
- Good performance in the equity derivatives business
  - Named "Equity Derivatives House of The Year" by Risk Magazine
- Awarded in Asia for primary equity business
  - BNP Paribas Peregrine named Best Mid-cap Equity House of the year (IFR Asia)
- Innovative partnership alliance with Exane

FINANCING BUSINESSES

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**499**	**585**	**-14.7%**	**498**	**+0.2%**	**1,983**	**2,181**	**-9.1%**
Operating Expenses and Dep.	-257	-238	+8.0%	-242	+6.2%	-977	-1,026	-4.8%
Gross Operating Income	**242**	**347**	**-30.3%**	**256**	**-5.5%**	**1,006**	**1,155**	**-12.9%**
Provisions	-140	-239	-41.4%	-169	-17.2%	-633	-725	-12.7%
Operating Income	**102**	**108**	**-5.6%**	**87**	**+17.2%**	**373**	**430**	**-13.3%**
Non Operating Items	2	28	n.s.	-17	n.s.	-24	22	n.s.
Pre-Tax Income	**104**	**136**	**-23.5%**	**70**	**+48.6%**	**349**	**452**	**-22.8%**
Cost / Income	51.5%	40.7%	+10.8 pt	48.6%	+2.9 pt	49.3%	47.0%	+2.3 pt
Allocated Equity (Ebn)						4.3	4.6	-6.6%

€349mn in Pre-Tax Income in an Unfavourable Market Environment

- Revenues affected by sluggish demand in Europe
- Awarded for our expertise
  - Named "European Loan House of The Year" by IFR
- Cost of risk down
  - despite €235mn general provision set aside in Europe (9M03)
  - and after using $21mn out of the $90mn general provision set aside in 1999 in the US

VaR (1 day – 99%) by type of risk

In millions of euros	29-June-01	28-Sept-01	31-Dec-01	29-Mar-02	28-June-02	30-Sept-02	31-Dec-02	31-Mar-03	30-June-03	30-Sept-03	31-Dec-03
Commodities	1	1	1	1	1	1	2	3	3	3	2
Change	1	9	8	3	4	3	3	2	1	2	3
Securities	15	17	10	7	26	33	27	21	12	17	13
Interest rate	28	31	35	58	26	36	24	25	43	23	26
Credit											13
Netting	-17	-19	-17	-13	-25	-33	-28	-28	-21	-23	-35
Total VaR	**28**	**39**	**37**	**56**	**32**	**40**	**28**	**23**	**38**	**22**	**22**

Last market trading day of the period

Inclusion in 4Q03 of "credit" risk, previously included and netted in the "interest rate" risk

CIB's Priorities for 2004

Advisory and Capital Markets

- Fixed Income: capitalise on the leading position in Europe to
  - Enhance its presence in the US
  - Expand coverage of institutional customers and funds
- Equities
  - Equity derivatives: consolidate the Group's position as a global leader
  - Equity brokerage: implement the partnership with Exane
- Corporate Finance: enhance its positions
  - Europe: pursue expansion, especially in the UK, Italy and Germany
  - France: implement an offensive strategy vis-à-vis midcaps with FRB's business centers

Financing Business Lines

- Financing: a new growth momentum
  - Capitalise on our global organisation to foster cross-border operations
  - Continue to win market share in structured financing
  - Maintain risk control discipline
- Energy Commodities Export Project (ECEP): consolidate leading positions and focus on high-growth business lines
  - Leverage on ECEP's customer relations in emerging countries to distribute other products and services
  - Continue to develop derivative products

BNP PARIBAS CAPITAL

In millions of euros	4Q03	4Q02	3Q03	2003	2002
Net Capital Gains	**50**	**151**	**137**	**584**	**705**
Other Net Income	-35	-30	-8	-49	-50
Operating Expenses and Dep.	-10	-12	-10	-39	-44
Pre-Tax Income	**5**	**109**	**119**	**496**	**611**
Allocated Equity (Ebn)				1.2	1.6

- €584mn in capital gains realised
  - Disposal of directly held equity investments (notably in Royal Canin, Mobistar, and Aegon)
  - PAI LBO Fund in divestment phase

- Good performance of the portfolio
  - Estimated value: €3.9bn (€4.5bn as at 31/12/02)
  - Unrealised capital gains*: €1.2bn (€1.4bn as at 31/12/02)

**net of Cobepa's goodwill (€0.1bn)*

BALANCE SHEET ITEMS

In billions of euros	31-Dec-03	30-Sep-03	31-Dec-02
Shareholders Equity, Group Share	27.1	27.5	25.4
Total Capital ratio	12.9%	13.0%	10.9%
Tier One ratio	9.4%	9.2%	8.1%
Net Unrealised Capital Gains (1)	2.1	1.9	2.1
Doubtful Customers	14.05	14.65	15.25
Specific Provisions	9.40	9.75	10.05
Specific Provisions/ Doubtful Customers (2)	67%	66%	66%
Reserves for Country Risks	1.8	2.2	2.4
Reserve for General Banking Risks	0.8	0.9	1.0
In millions of euros	**4Q03**	**3Q03**	**4Q02**
Value at Risk 1 day 99% (end of period)	22	22	28
Average Quarterly Value at Risk (1day 99%)	34	54	32

(1) Cobepa goodwill deducted

(2) The calculation of the Coverage rate takes into account only Specific Provisions, excluding General Provisions, Reserve for Country risks and Reserve for General Banking Risk

a) Estimates

b) based on estimated Risk Weighted Assets of E 273.9 bn as at 31 December 2003

RATINGS

Moodys	Aa2	Stable Outlook	Rating upgraded to Aa2 on 19/02/2002
FitchRating	AA	Stable Outlook	Rating upgraded to AA on 28/11/2001
S&P	AA-	Positive Outlook	Positive outlook granted on 16/12/2003

RESULT HISTORY OF THE CORE BUSINESSES

In millions of euros	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03
RETAIL BANKING								
Net Banking Income	2,291	2,398	2,381	2,396	2,368	2,382	2,439	2,447
Operating Expenses and Dep.	-1,453	-1,543	-1,521	-1,519	-1,492	-1,489	-1,509	-1,521
Gross Operating Income	838	855	860	877	876	893	930	926
Provisions	-159	-160	-177	-224	-168	-193	-189	-204
Operating Income	679	695	683	653	708	700	741	722
Non Operating Items	-47	-82	-47	-43	-62	-57	-57	-47
Pre-Tax Income	632	613	636	610	646	643	684	675
French Retail Banking (including 2/3 of Private Banking in France)								
Net Banking Income	1,167	1,124	1,153	1,144	1,173	1,168	1,196	1,196
Operating Expenses and Dep.	-788	-792	-804	-799	-806	-805	-827	-828
Gross Operating Income	379	332	349	345	367	363	369	368
Provisions	-46	-53	-39	-60	-52	-57	-48	-68
Operating Income	333	279	310	285	315	306	321	300
Non Operating Items	0	-4	-1	5	-3	-2	1	2
Pre-Tax Income	333	275	309	290	312	304	322	302
International Retail Banking and Financial Services*								
Net Banking Income	1,124	1,274	1,228	1,252	1,195	1,214	1,243	1,251
Operating Expenses and Dep.	-665	-751	-717	-720	-686	-684	-682	-693
Gross Operating Income	459	523	511	532	509	530	561	558
Provisions	-113	-107	-138	-164	-116	-136	-141	-136
Operating Income	346	416	373	368	393	394	420	422
Non Operating Items	-47	-78	-46	-48	-59	-55	-58	-49
Pre-Tax Income	299	338	327	320	334	339	362	373

* Historical data excluding Cortal Consors

In millions of euros	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03
ASSET MANAGEMENT AND SERVICES								
Net Banking Income	**618**	**584**	**527**	**563**	**583**	**614**	**630**	**649**
Operating Expenses and Dep.	-374	-382	-372	-372	-419	-416	-416	-422
Gross Operating Income	**244**	**202**	**155**	**191**	**164**	**198**	**214**	**227**
Provisions	5	-4	-6	-3	-3	0	-2	-11
Operating Income	**249**	**198**	**149**	**188**	**161**	**198**	**212**	**216**
Non Operating Items	0	-15	51	-33	-23	-21	-7	-13
Pre-Tax Income	**249**	**183**	**200**	**155**	**138**	**177**	**205**	**203**
Wealth and Asset Management*								
Net Banking Income	**293**	**289**	**248**	**243**	**270**	**275**	**293**	**305**
Operating Expenses and Dep.	-203	-204	-198	-190	-210	-211	-210	-214
Gross Operating Income	**90**	**85**	**50**	**53**	**60**	**64**	**83**	**91**
Provisions	4	-8	-3	-6	-3	0	-3	-6
Operating Income	**94**	**77**	**47**	**47**	**57**	**64**	**80**	**85**
Non Operating Items	-2	-8	-22	-25	-12	-12	-1	-11
Pre-Tax Income	**92**	**69**	**25**	**22**	**45**	**52**	**79**	**74**
Insurance								
Net Banking Income	**184**	**152**	**143**	**195**	**164**	**180**	**188**	**201**
Operating Expenses and Dep.	-84	-85	-83	-90	-87	-86	-88	-91
Gross Operating Income	**100**	**67**	**60**	**105**	**77**	**94**	**100**	**110**
Provisions	1	4	-2	2	0	0	1	-5
Operating Income	**101**	**71**	**58**	**107**	**77**	**94**	**101**	**105**
Non Operating Items	5	2	3	5	-1	3	2	10
Pre-Tax Income	**106**	**73**	**61**	**112**	**76**	**97**	**103**	**115**
Securities Services								
Net Banking Income	**141**	**143**	**136**	**125**	**149**	**159**	**149**	**143**
Operating Expenses and Dep.	-87	-93	-91	-92	-122	-119	-118	-117
Gross Operating Income	**54**	**50**	**45**	**33**	**27**	**40**	**31**	**26**
Provisions	0	0	-1	1	0	0	0	0
Operating Income	**54**	**50**	**44**	**34**	**27**	**40**	**31**	**26**
Non Operating Items	-3	-9	70	-13	-10	-12	-8	-12
Pre-Tax Income	**51**	**41**	**114**	**21**	**17**	**28**	**23**	**14**

* Including Cortal Consors. Consors fully integrated since 1st January 2003

In millions of euros	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03
CORPORATE AND INVESTMENT BANKING								
Net Banking Income	**1 534**	**1 109**	**1 230**	**1 273**	**1 558**	**1 545**	**1 389**	**1 326**
including Trading Revenues 1	*843*	*481*	*611*	*615*	*998*	*970*	*769*	*719*
Operating Expenses and Dep.	-887	-744	-803	-837	-898	-925	-810	-751
Gross Operating Income	**647**	**365**	**427**	**436**	**660**	**620**	**579**	**575**
Provisions	-147	-134	-213	-221	-174	-142	-168	-149
Operating Income	**500**	**231**	**214**	**215**	**486**	**478**	**411**	**426**
Non Operating Items	-2	21	-13	20	-3	-3	88	-4
Pre-Tax Income	**498**	**252**	**201**	**235**	**483**	**475**	**499**	**422**
Advisory and Capital Markets								
Net Banking Income	**973**	**584**	**720**	**688**	**1 062**	**1 055**	**891**	**827**
Operating Expenses and Dep.	-622	-477	-547	-599	-661	-684	-568	-494
Gross Operating Income	**351**	**107**	**173**	**89**	**401**	**371**	**323**	**333**
Provisions	-10	3	-1	18	8	0	1	-9
Operating Income	**341**	**110**	**172**	**107**	**409**	**371**	**324**	**324**
Non Operating Items	-2	16	-2	-8	6	-3	105	-6
Pre-Tax Income	**339**	**126**	**170**	**99**	**415**	**368**	**429**	**318**
Financing Businesses 2								
Net Banking Income	**561**	**525**	**510**	**585**	**496**	**490**	**498**	**499**
Operating Expenses and Dep.	-265	-267	-256	-238	-237	-241	-242	-257
Gross Operating Income	**296**	**258**	**254**	**347**	**259**	**249**	**256**	**242**
Provisions	-137	-137	-212	-239	-182	-142	-169	-140
Operating Income	**159**	**121**	**42**	**108**	**77**	**107**	**87**	**102**
Non Operating Items	0	5	-11	28	-9	0	-17	2
Pre-Tax Income	**159**	**126**	**31**	**136**	**68**	**107**	**70**	**104**

1 Including customer activity and related revenues

2 Following the re organisation of these business lines, "Commercial Banking" and "Specialised Financing" have been grouped together

In millions of euros	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03	3Q03	4Q03
BNP Paribas Capital								
Net Banking Income	**-14**	**24**	**-6**	**-25**	**-27**	**26**	**-6**	**-27**
Operating Expenses and Dep.	-12	-11	-9	-12	-8	-11	-10	-10
Gross Operating Income	**-26**	**13**	**-15**	**-37**	**-35**	**15**	**-16**	**-37**
Provisions	0	-2	-3	0	0	0	0	-3
Operating Income	**-26**	**11**	**-18**	**-37**	**-35**	**15**	**-16**	**-40**
Non Operating Items	121	381	33	146	327	65	135	45
Pre-Tax Income	**95**	**392**	**15**	**109**	**292**	**80**	**119**	**5**
OTHER ACTIVITIES								
Net Banking Income	**-8**	**14**	**-92**	**-4**	**31**	**84**	**-72**	**-4**
Operating Expenses and Dep.	-28	-28	-23	-25	-40	-35	-42	-61
Gross Operating Income	**-36**	**-14**	**-115**	**-29**	**-9**	**49**	**-114**	**-65**
Provisions	1	-28	12	-7	6	17	9	13
Operating Income	**-35**	**-42**	**-103**	**-36**	**-3**	**66**	**-105**	**-52**
Non Operating Items	69	129	-136	-108	-112	18	16	12
Pre-Tax Income	**34**	**87**	**-239**	**-144**	**-115**	**84**	**-89**	**-40**
GROUP								
Net Banking Income	**4 421**	**4 129**	**4 040**	**4 203**	**4 513**	**4 651**	**4 380**	**4 391**
Operating Expenses and Dep.	-2 754	-2 708	-2 728	-2 765	-2 857	-2 876	-2 787	-2 765
Gross Operating Income	**1 667**	**1 421**	**1 312**	**1 438**	**1 656**	**1 775**	**1 593**	**1 626**
Provisions	-300	-328	-387	-455	-339	-318	-350	-354
Operating Income	**1 367**	**1 093**	**925**	**983**	**1 317**	**1 457**	**1 243**	**1 272**
Non Operating Items	141	434	-112	-18	127	2	175	-7
Pre-Tax Income	**1 508**	**1 527**	**813**	**965**	**1 444**	**1 459**	**1 418**	**1 265**

CONTENT

Investor Relations & Financial Information

Philippe Aguignier +33 (1) 40 14 63 58
Irène Chesnais +33 (1) 42 98 46 45
Marc Grouvel +33 (1) 42 98 23 40

Fax: +33 (1) 42 98 21 22

E-mail: investor.relations@bnpparibas.com

IR Web Site: http://invest.bnpparibas.com

BNP PARIBAS

BNP PARIBAS

04 MAR 11 AM 7:21

RESULTS AS AT 31 DECEMBER 2003

5 February 2004

BNP PARIBAS

Results as at 31 December 2003

BNP PARIBAS

€3,761mn in Net Income in 2003

Year 2003

Net Banking Income: €17,935mn (+6.8%)
Gross Operating Income: €6,650mn (+13.9%)
Net Income Group Share: €3,761mn (+14.1%)

Cost/Income Ratio: 62.9% (-2.3points)
Return on Equity After Tax: 14.3%
International Solvency Ratio (Tier one): 9.4%

4th Quarter 2003
(compared to 4th quarter 2002)

Gross Operating Income: €1,626mn (+13.1%)
Net Income Group Share: €927mn (+33.2%)

BNP PARIBAS

Overview of the Presentation

- The Group's Results for 2003
- The Results for 2003 and Priorities for 2004 in the Core Businesses
- 2004: Priority Focus on Expansion

BNP PARIBAS

Overview of the Presentation

- The Group's Results for 2003
- The Results for 2003 and Priorities for 2004 in the Core Businesses
- 2004: Priority Focus on Expansion

BNP PARIBAS

Group 2003 - 6.8% Rise in NBI and 13.9% in GOI

4Q03	4Q03 / 4Q02	4Q03 / 3Q03	In millions of euros	2003	2002	2003 / 2002
4,391	+4.5%	+0.3%	**Net Banking Income**	17,935	16,793	+6.8%
-2,765	+0.0%	-0.8%	Operating Expenses and Dep.	-11,285	-10,955	+3.0%
1,626	+13.1%	+2.1%	**Gross Operating Income**	6,650	5,838	+13.9%
-354	-22.2%	+1.1%	Provisions	-1,361	-1,470	-7.4%
1,272	+29.4%	+2.3%	**Operating Income**	5,289	4,368	+21.1%
63.0%	-2.8 pt	-0.6 pt	**Cost / Income**	62.9%	65.2%	-2.3 pt

* €250mn general provision set aside in Europe. $21Mn out of the $90 mn provision set aside in 1999 for US risks used in Q4 03

4Q03 / 4Q02	At constant scope and exchange rates	2003 / 2002
+6.5%	**Net Banking Income**	+9.7%
+1.2%	Operating Expenses and Dep.	+4.9%
+16.8%	**Gross Operating Income**	+18.7%
+30.6%	**Operating Income**	+25.7%

- A €921mn rise in Operating Income

BNP PARIBAS

Group 2003 - €3.8bn in Net Income Group Share: Up 14.1%

4Q03	4Q03 / 4Q02	4Q03 / 3Q03	In millions of euros	2003	2002	2003 / 2002
1,272	+29.4%	+2.3%	**Operating Income**	5,289	4,368	+21.1%
69	x6,9	x3	Associated Companies	131	80	+63.8%
145	-8.8%	-65.7%	Gains and Provisions on Investments	912	903	+1.0%
-100	-2.0%	+1.0%	Amortisation of Goodwill	-399	-366	+9.0%
-121	+42.4%	-29.7%	Non-Recurring Expense	-347	-172	+101.7%
-7	-61.1%	n.s.	**Non Operating Items**	297	445	-33.3%
1,265	+31.1%	-10.8%	**Pre-Tax Income**	5,586	4,813	+16.1%
-253	+42.9%	-23.3%	Tax Expense	-1,481	-1,175	+26.0%
-85	-7.6%	-28.0%	Minority Interests	-344	-343	+0.3%
927	+33.2%	-4.4%	**Net Income Group Share**	3,761	3,295	+14.1%
			Annualised ROE after Tax	14.3%	13.5%	

- €148mn decline in non-operating items due in particular to one-time provisions for employee-related commitments
  - €229mn social security charges stemming from the new law on retirement pensions, offset by a non-taxable reserve write-back totalling €148mn from the Reserve for General Banking Risks
  - €70mn to put in place measures to facilitate employees' professional reorientation for 2004 and 2005
- €125mn set aside for exceptional taxes charge in connection with Klépierre's adoption of a new tax status - *Corresponding reduction in minority interests of €59mn*

BNP PARIBAS

Group - 2003 Clear Rebound in Net Banking Income and Gross Operating Income

In millions of euros



□ Net Banking Income
14,339
16,263
17,450
16,793
17,935
1999
2000
2001
2002
2003
■ Gross Operating Income
4,790
5,825
6,517
5,838
6,650
1999
2000
2001
2002
2003

BNP PARIBAS

Group 2003 - Growth in NBI and GOI Across the Core Business

In millions of euros

Net Banking Income



AMS
14%
2,476
FRB
4,733
Retail
Banking
54%
CIB
32%
5,818
4,903
IRFS

Gross Operating Income



AMS
12%
803
FRB
1,467
Retail
Banking
53%
CIB
35%
2,434
2,158
IRFS

	Net Banking Income % Change 2003/2002
Retail Banking:	+1.8%
AMS:	+8.0%
CIB:	+13.1%

	Gross Operating Income % Change 2003/2002
Retail Banking:	+5.7%
AMS:	+1.4%
CIB:	+29.8%

BNP PARIBAS

Innovation: a Key Engine Driving Expansion (1/2)

- Mutli-Channel Retail Banking
  - A project initiated as early as 1997, the first of its kind in France
    - A fully integrated sales and marketing system
    - Delivering rapid reactions to customers' queries
  - A competitive advantage
    - Outgoing calls starting in 2004

- Partnership alliance between BNP Paribas and Exane in institutional equity brokerage services in Europe:
  - In a business that is searching for the right economic and ethical balance
    - Created a leading player in the French market with strong positions in markets across Europe
    - An innovative and realistic solution to the issue of research independence

BNP PARIBAS

Innovation: a Key Engine Driving Expansion(2/2)

- **Cross-border merger in the online brokerage market: Cortal Consors**
  - **Created a leading company in Europe**
    - "Best Online Broker" in Germany (*source: DiscountBroker.de*) and in Spain (*source*: *La gaceta de los negocios)*
  - **A successful merger of equals**
    - French-German Executive Committee

Cortal Consors

- BNP Paribas Partners for Innovation
  - A 50-50 joint venture with IBM to manage the Group's IT infrastructure
  - A unique model in which BNP Paribas
    - ensures access to the highest skill levels
    - optimises the quality of its services and increases the variability of its costs
    - maintains technical control over its IT environment

BNP PARIBAS

A Solid Financial Structure

- **A Solid Balance Sheet**
  - Shareholders Equity,Group Share: €27.1bn
  - Tier 1: 9.4%
  - Unrealised capital gains* : €2.1bn

- **A continued improvement of our ratings**
  - Moody's: Aa2 stable outlook (rating upgraded on 19 February 2002)
  - Fitch: AA stable outlook (rating upgraded on 28 November 2001)
  - S&P: AA- positive outlook(outlook upgraded on 16 December 2003)

Net of Cobepa's goodwill

BNP PARIBAS

Corporate Governance: Continuous Implementation of Global Best Practices

- **Board of Directors: Stringent Standards**
  - Board members appointed for 3 year terms
  - No Group Executives on any of the Board's committees
  - An Internal Control and Risk Management Committee exists since 1995

- **Separate positions for Chairman of the Board and Chief Executive Officer**

- **Stock-options issued without discount and for part of them subject to performance**

- **Neutralisation of impact of shares issued under staff incentive plans**

BNP PARIBAS

Overview of the Presentation

- The Group's Results for 203
- **The Results for 2003 and Priorities for 2004 in the Core Businesses**
- 2004: Priority Focus on Expansion

BNP PARIBAS

Presentation Overview

- Group Results
- **Retail Banking**
- Asset Management & Services
- Corporate & Investment Banking
- BNP Paribas Capital

BNP PARIBAS

Retail Banking 2003 - 5.7% Growth in GOI

4Q03	4Q03 / 4Q02	4Q03 / 3Q03	In millions of euros	2003	2003 / 2002
2,447	**+2.1%**	**+0.3%**	**Net Banking Income**	**9,636**	**+1.8%**
-1,521	+0.1%	+0.8%	Operating Expenses and Dep.	-6,011	-0.4%
926	**+5.6%**	-0.4%	**Gross Operating Income**	**3,625**	**+5.7%**
-204	-8.9%	+7.9%	Provisions	-754	+4.7%
722	**+10.6%**	-2.6%	**Operating Income**	**2,871**	**+5.9%**
-68	-8.1%	-6.8%	Amortisation of Goodwill	-289	+7.0%
21	-32.3%	+31.3%	Other Non Operating Items	66	+29.4%
675	**+10.7%**	-1.3%	**Pre-Tax Income**	**2,648**	**+6.3%**
62.2%	-1.2 pt	+0.3 pt	Cost / Income	62.4%	-1.4 pt
			Allocated Equity (Ebn)	9.4	-2.4%
			Pre-Tax ROE	28%	+2 pt

4Q03 / 4Q02	At constant scope and exchange rates	2003 / 2002
+4.7%	**Net Banking Income**	**+3.1%**
-2.8%	Operating Expenses and Dep.	+1.6%
+8.0%	**Gross Operating Income**	**+5.6%**
+13.6%	**Operating Income**	**+6.4%**
+20.3%	**Pre-Tax Income**	**+9.0%**

- **NBI evenly balanced between French Retail Banking (49%) and International Retail Banking and Financial Services (51%)**

BNP PARIBAS

Presentation Overview

- Retail Banking
  - **French Retail Banking**
  - International Retail Banking and Financial Services

BNP PARIBAS

FRB 2003 - 27% Pre-Tax ROE

4Q03	4Q03 / 4Q02	4Q03 / 3Q03	In millions of euros	2003	2003 / 2002
1,237	**+4.6%**	+0.2%	**Net Banking Income**	**4,884**	**+3.0%**
529	+9.1%	+1.9%	Incl. Commissions	2,053	+2.7%
708	+1.4%	-1.1%	Incl. Interest Margin	2,831	+3.3%
-851	+3.5%	+0.2%	Operating Expenses and Dep.	-3,355	+2.5%
386	**+6.9%**	=	**Gross Operating Income**	**1,529**	**+4.2%**
-68	+13.3%	+41.7%	Provisions	-225	+13.6%
318	**+5.6%**	-5.9%	**Operating Income**	**1,304**	**+2.7%**
2	n.s.	n.s.	Non Operating Items	-2	n.s.
320	**+4.6%**	-5.6%	**Pre-Tax Income**	**1,302**	**+2.5%**
-18	+12.5%	+5.9%	Income Attributable to AMS	-62	-1.6%
302	**+4.1%**	-6.2%	**Pre-Tax Income of French Retai**	**1,240**	**+2.7%**
68.8%	-0.7 pt	+0.1 pt	Cost / Income	68.7%	-0.3 pt
			Allocated Equity (Ebn)	4.5	-4.4%
			Pre-Tax ROE	27%	+2 pt

Including 100% of the French private banking from NBI to Pre-Tax Income Line

- **Fresh improvement of the cost/income ratio**
  - ⇒ NBI up 3% despite the economic slowdown
  - ⇒ Rise in costs contained despite a sustained investment effort: + 2.5% for the whole year
- **Moderate cost of risk: 32 bp on weighted assets**

BNP PARIBAS

FRB 2003 - Individual Customers (1/2)

- Continued progress in winning new customers: +120,100 new accounts opened in 2003 (net balance)
- Lending: sharp rise in outstandings
  - ⇒ mortgages: + 14.2 %/ 4Q02
  - ⇒ consumer lending: +4.1% / 4Q02
- Savings: very strong 4Q03 performance in long-term mutual funds and life insurance (savings collected up 25%/4Q02)


+64,000
+72,700
+97, 000*
+104,000
+120,100
1999
2000
2001
2002
2003

* to which are added 30,000 new customers from the Treasury 's banking network

BNP PARIBAS

FRB 2003 - Individual Cutomers (2/2)

Multi-Channel Banking: an increasingly used set-up

Remote channels



Number of transactions in 2003
% Change 2003/2002
32 million
+30%
20 million
+21%
4.8 million
+52%
CRC²
IVS¹
E-banking

[1] Interactive Voice Server
[2] *Customer Relations Center - calls received by the center's advisers*

Branch channels

New workstation

41 million instances of access to customer files

2 million appointments in branches via electronic appointment booking

2 million contacts following reviews or programmed contact opportunities

BNP PARIBAS

FRB 2003 - Corporates

- Lending: drop outsandings in a 2003 environment characterised by weak demand
- Financial transactions (CIB-Structured financing, high yield bond issues, LBO): income from mid cap clients doubled in 2003
- Interest rate hedging and forex options products: regional front offices doubled sales with the support of CIB's Fixed Income teams
- Mutual Funds: range of mutual funds (with the introduction of BNP PAM) for corporate clients expanded, generating 1.4 billion euros in new assets gathered
- Sales with specialised subsidiaries rose sharply: ARVAL, +21% in the number of vehicles; ARIUS, +12% new clients; FACTOR, + 9% new contracts

BNP PARIBAS

FRB - Sharp Rise in Profitability

1999 - 2003



Cost/Income Ratio
-5.5 pts
74.2%
71.1%
69.4%
69.0%
68.7%
1999
2000
2001
2002
2003
Pre-Tax ROE
+8 pts
19%
22%
22%
25%
27%
1999
2000
2001
2002
2003

- Operating Income: +48%

BNP PARIBAS

FRB's Priority in 2004 - Speed up the Pace of Expansion

- A commercial organisation with four customer segments
  - ➔Private Banking: 212 customer relation advice centres
  - ➔Individuals: multi-channel banking
  - ➔Professionals and Entrepreneurs: specialised sales forces
  - ➔Corporates and Institutionals: 24 business centres
- Systematic cross-selling with business lines in CIB, AMS and IRFS
- Back offices reengineering: continue to achieve productivity gains and improve processing quality

Modernisation and investments for
- ➔Better customer satisfaction
  - ▪free up sales and marketing staff
  - ▪expand the product and service offering
  - ▪enhance the quality of service
- ➔Revenues Growth

BNP PARIBAS

Presentation Overview

- Retail Banking
  - French Retail Banking
  - **International Retail Banking and Financial Services**

BNP PARIBAS

IRFS 2003 - 9.7% Growth in Pre-Tax Income Despite the Drop in the Dollar's Value

4Q03	4Q03 / 4Q02	4Q03 / 3Q03	In millions of euros	2003	2003 / 2002
1,251	**-0.1%**	**+0.6%**	**Net Banking Income**	**4,903**	**+0.5%**
-693	-3.8%	+1.6%	Operating Expenses and Dep.	-2,745	-3.8%
558	**+4.9%**	**-0.5%**	**Gross Operating Income**	**2,158**	**+6.6%**
-136	-17.1%	-3.5%	Provisions	-529	+1.3%
422	**+14.7%**	**+0.5%**	**Operating Income**	**1,629**	**+8.4%**
-68	-8.1%	-6.8%	Amortisation of Goodwill	-289	+7.0%
19	-26.9%	+26.7%	Other Non Operating Items	68	+33.3%
373	**+16.6%**	**+3.0%**	**Pre-Tax Income**	**1,408**	**+9.7%**
55.4%	-2.1 pt	+0.5 pt	Cost / Income	56.0%	-2.5 pt
			Allocated Equity (Bn)	4.8	-0.5%
			Pre-Tax ROE	29%	+3 pt

4Q03 / 4Q02	At constant scope and exchange rates	2003 / 2002
+5.9%	**Net Banking Income**	**+4.0%**
+2.6%	Operating Expenses and Dep.	+1.2%
+10.4%	**Gross Operating Income**	**+7.9%**
-16.4%	Provisions	-1.1%
+23.0%	**Operating Income**	**+11.1%**

- **Continued improvement for the cost/income ratio: -2.5 points at 56%**
- **Cost of risk down 1.1%/2002 (constant scope and exchange rates)**
- **Pre-tax ROE up 3 points in 2003**

Note: *The IRFS core business includes: BancWest, Emerging and overseas markets (formerly IRB core business) Cetelem, BNP Paribas Lease Group, UCB and Arval PHH (formerly the RFS core business except for Cortal Consors; historical data series restated)*

BNP PARIBAS

IRFS - Highlights (1/2)

- **BancWest**
  - ➾Operating income: +11.8 % at constant scope and exchange rates (+14.0 % between 4Q03 and 4Q02)
    - □Substantial growth in consumer lending (+21.3%)
    - □erosion of the interest margin, as a result of declining interest rates (4.18% in 4Q03, -41 bp compared to one year ago)
    - □Operating expenses and depreciation: - 4.3% at constant scope and exchange rates (UCB savings achieved)
    - □Risks: *NPLs/Loans*: 0.59% at the end of 2003 compared to 1.01% at the end of 2002
  - ➾Pre-tax ROE: 34% compared to 30% in 2002
- **Emerging and Overseas Markets**
  - ➾Profitability still high (33% pre-tax ROE) despite difficult operating conditions in 2003

BNP PARIBAS

IRFS 2003 - Highlights (2/2)

	SHARE OF LOAN PRODUCTION OUTSIDE OF FRANCE
• Cetelem ➾ France: strong performance from FACET (new lending: +37% H2/H1) ➾ Growth outside France (outstandings: +18.6% /2002) especially in Southern and Eastern Europe (leader in Hungary and the Czech Republic)	51 %
• UCB ➾ New lending: + 23% in France and +33% outside France ➾ Contributed over 10,000 customers to FRB	52 %
• BNP Paribas Lease Group (BPLG) ➾ Sustained business growth outside France (new lending: + 11.8%)	32 %
• Arval PHH ➾ Continental Europe - *number of vehicles under management*: +11.7% ➾ Plan to acquire Arma in Benelux (20,000 vehicles, including 15,000 in The Netherlands)	67 %

BNP PARIBAS

IRFS - Continued Enhanced Performances



Cost/Income Ratio
62.0%
62.0%
60.1%
58.5%
56.0%
1999
2000
2001
2002
2003



Operating Income
In millions of euros
818
1,015
1,219
1,503
1,629
1999
2000
2001
2002
2003

1999-2003:

- **Cost/Income ratio: -6 points**
- **Operating Income: doubled**

BNP PARIBAS

IRFS - BancWest: Priorities for 2004

- **Better Leverage Customer Base**
  - → Increase the number of products sold per customer
  - → Cross-selling with CIB (Trade Finance, Cash Management, Equity Derivatives, Public Finance, etc.)
- **Consolidate and expand strong domestic positions already achieved in specialty market segments**
  - → Consumer Finance: Marine, Recreational vehicles
  - → Corporate Banking: Church Lending, Small Business Administration
- **Seeking acquisition opportunities consistent with the Group's acquisition criteria**

BNP PARIBAS

IRFS - Financial Services
Priorities 2004

- **In France**
  - **Expand synergies with FRB**
    - **Cetelem:** will be managing revolving credit accounts for FRB and distributing the Aurore charge card throughout the network
    - **UCB and BPLG:** step up cross-selling with the retail network
  - **Further accentuate the sales and marketing drive**
    - **Cetelem:** focus on expansion while keeping an eye on margins
    - **UCB:** expand product range

- **Outside France**
  - **Continued expansion in Europe**
  - **Develop new sources of growth in selected major Emerging Countries**
    - **Cetelem:** plans to establish a presence in Mexico

BNP PARIBAS

Presentation Overview

- Group Results
- Retail Banking
- **Asset Management & Services**
- Corporate & Investment Banking
- BNP Paribas Capital

BNP PARIBAS

AMS 2003 - Sharp Rebound in Business

4Q03	4Q03 / 4Q02	4Q03 / 3Q03	In millions of euros	2003	2003 / 2002
649	**+15.3%**	**+3.0%**	**Net Banking Income**	**2,476**	**+8.0%**
-422	+13.4%	+1.4%	Operating Expenses and Dep.	-1,673	+11.5%
227	**+18.8%**	**+6.1%**	**Gross Operating Income**	**803**	**+1.4%**
-11	n.s.	n.s.	Provisions	-16	n.s.
216	**+14.9%**	**+1.9%**	**Operating Income**	**787**	**+0.4%**
-21	+16.7%	+23.5%	Amortisation of Goodwill	-74	+72.1%
8	n.s.	-20.0%	Other Non Operating Items	10	-78.3%
203	**+31.0%**	**-1.0%**	**Pre-Tax Income**	**723**	**-8.1%**
65.0%	-1.1 pt	-1.0 pt	Cost / Income	67.6%	+2.2 pt

4Q03 / 4Q02	At constant scope and exchange rates	2003 / 2002
+4.5%	**Net Banking Income**	**-1.0%**
-2.2%	Operating Expenses and Dep.	-2.1%
+16.9%	**Gross Operating Income**	**+1.0%**

- **Confirmation in 4Q03 of the sharp upswing in revenues and income**
- **Decline in operating expenses and depreciation, in line with our target: -2.1% at constant scope and exchange rates**

Notes: AMS now incorporates Cortal Consors' results. The historical data series have been restated.

BNP PARIBAS

AMS - Significant Improvement in Revenues and Income

- **Net Banking Income**

In millions of euros


618
584
527
563
583
614
630
649
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03

- **Gross Operating Income**

In millions of euros


244
202
155
191
164
198
214
227
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03

BNP PARIBAS

AMS 2003 - +€11.1bn in Net Assets Gathered

Assets under Management

In billions of euros



255
95
160
+11.1
Net new money
+0.3
Performance and change
+9.8
Scope and others[1]
276
96
180
31.12.02
31.12.03

Total private banking assets

Total other net assets (Asset Management + Cortal Consors + Insurance net of double accounting)

[1] Integration of Consors (€4.8bn) and Shinhan (€3.7bn)

- **Net assets gathered: a rise of 4.4% in assets under management**

BNP PARIBAS

Wealth and Asset Management 2003

4Q03	4Q03 / 4Q02	4Q03 / 3Q03	In millions of euros	2003	2003 / 2002
305	**+25.5%**	+4.1%	**Net Banking Income**	**1,143**	**+6.5%**
-214	+12.6%	+1.9%	Operating Expenses and Dep.	-845	+6.3%
91	**+71.7%**	+9.6%	**Gross Operating Income**	**298**	**+7.2%**
	4Q03 / 4Q02		At constant scope and exchange rates		2003 / 2002
	+13.0%		**Net Banking Income**		**-3.2%**
	-3.0%		Operating Expenses and Dep.		-5.5%
	+67.2%		**Gross Operating Income**		**+3.2%**

- **Private Banking**
  - → Sharp rise in sales of structured products
  - → Productivity gains: back-office rationalisation in Europe and Asia
- **Asset Management**
  - → Leading French Group in socially responsible investments (€1bn assets as at end 2003)*
  - → China: joint-venture with Shenyin & Wanguo Securities Corp.
- **Cortal Consors**
  - → Upswing in the stock market business, especially in Germany
    - 7 million orders executed in 2003 (+12% 2H03/1H03), €13.7bn in AUM at the end of 2003 (+24%/2002)
  - → Positive operating income in 2003 (Synergies : €46.7mn, ahead of target)

Source: Europerformance

BNP PARIBAS

Insurance 2003

4Q03	4Q03 / 4Q02	4Q03 / 3Q03	In millions of euros	2003	2003 / 2002
201	+3.1%	+6.9%	**Net Banking Income**	733	+8.8%
-91	+1.1%	+3.4%	Operating Expenses and Dep.	-352	+2.9%
110	+4.8%	+10.0%	**Gross Operating Income**	381	+14.8%

- €9.3bn in sales revenues (+12.3%/2002)
- France
  - Individual savings: 30% of savings placed in unit-linked insurance products (compared to 16% for the market)*
  - Assets gathered from corporates : +60% /2002
- Outside France: strong growth in the business
  - Commercial successes in Europe, especially in Germany and in the UK
  - Russia: joint-venture with Russian Standard Bank

*source: FFSA

BNP PARIBAS

Securities Services 2003

4Q03	4Q03 / 4Q02	4Q03 / 3Q03	In millions of euros	2003	2003 / 2002
143	+14.4%	-4.0%	**Net Banking Income**	600	+10.1%
-117	+27.2%	-0.8%	Operating Expenses and Dep.	-476	+31.1%
26	-21.2%	-16.1%	**Gross Operating Income**	124	-31.9%

4Q03 / 4Q02	At constant scope and exchange rates	2003 / 2002
-9.0%	**Net Banking Income**	-10.8%
-4.1%	Operating Expenses and Dep.	-1.0%
-21.5%	**Gross Operating Income**	-29.9%

- Custody/clearing services: good commercial performances but margins still under pressure
- Investor services
  - Cogent: integration successfully completed
    - Launch of the Global Custody offering in the UK
    - Single brand name: BNP Paribas Securities Services (BPSS)
  - BPSS 3rd largest Global Custodian for quality service*
- Operating expenses and depreciation: -4.1% 4Q03/4Q02 at constant scope and exchange rates

* *Global Custodian's annual survey*

AMS Priority for 2004 - Growth and Strengthening of Positions Throughout Europe

- **Private Banking**
  - ➔ Bolster sales forces in Switzerland and Asia
  - ➔ Expand *on-shore* operations in Spain, Italy and Belgium
- **Asset Management**
  - ➔ Develop alternative, structured and Emerging Market products
  - ➔ Intensify fund selection advisory services and proxy management services
- **Cortal Consors**
  - ➔ Launch new services for traders and target new solutions towards affluent customers
  - ➔ Create a network of independent financial advisors in Germany
- **Insurance**
  - ➔ Leading position in the pension savings market in France
  - ➔ Continue fast-paced growth of death and disability product sales and expansion outside France
- **BP2S**
  - ➔ Investor services: new sources of growth for the business line
  - ➔ Custody/clearing services: maintain margins

Presentation Overview

- Group Results
- Retail Banking
- Asset Management & Services
- **Corporate & Investment Banking**
- BNP Paribas Capital

BNP PARIBAS

CIB 2003 - A 58.2% Cost/Income Ratio and a 27% Pre-Tax ROE

4Q03	4Q03 / 4Q02	4Q03 / 3Q03	In millions of euros	2003	2003 / 2002
1,326	**+4.2%**	-4.5%	**Net Banking Income**	**5,818**	**+13.1%**
719	*+16.9%*	*-6.5%*	*Incl. Trading Revenues**	*3,456*	*+35.5%*
-751	-10.3%	-7.3%	Operating Expenses and Dep.	-3,384	+3.5%
575	**+31.9%**	**-0.7%**	**Gross Operating Income**	**2,434**	**+29.8%**
-149	-32.6%	-11.3%	Provisions **	-633	-11.5%
426	**+98.1%**	**+3.6%**	**Operating Income**	**1,801**	**+55.3%**
-4	n.s.	n.s.	Non Operating Items	78	n.s.
422	**+79.6%**	-15.4%	**Pre-Tax Income**	**1,879**	**+58.4%**
56.6%	-9.2 pt	-1.7 pt	Cost / Income	58.2%	-5.4 pt
			Allocated Equity (Ebn)	6.9	-12.2%
			Pre-Tax ROE	27%	+12 pt

*Including customer activity and related revenues

** €235 mn general provision set aside in Europe during the first 9M03 and use of $21mn out of the €90mn dollar general provision set aside in 1999 for US risks

4Q03 / 4Q02	At constant scope and exchange rates	2003 / 2002
+10.8%	**Net Banking Income**	**+23.8%**
-4.6%	Operating Expenses and Dep.	+12.6%
+41.0%	**Gross Operating Income**	**+43.7%**

- **Sharp rebound in 2003: return to the best level of Pre-Tax ROE and Cost/Income ratio (those in 2000)**

BNP PARIBAS

CIB 2003 - Leading Position Confirmed (1/2)

	2003	2002
FIXED-INCOME *(worldwide)*		
All Invest.-grade bonds in euros (bookrun.)	# 3	# 5
All Corporate bonds in euros (bookrun.)	# 2	# 3
All bonds in euros, bookrunners	# 5	# 9
All Euromarket issues, bookrunners	# 8	# 10
FINANCEMENTS STRUCTURES		
Top bookrunner of Synd. Credits worldwide (volume)	# 8	# 8
Top bookrunner of Synd. Credits EMEA (volume)	# 5	# 5
European Leveraged loans, Mandated arrangers	# 3	# 8
CORPORATE FINANCE		
International EMEA Convertible issues	# 7	# 6
M&A Europe, completed deals (by amount)	# 13	# 12
*European Equities**	# 8	# 11

Sources: IFR - Thomson Financial, *Dealogic

BNP PARIBAS

CIB 2003 - Leading Position Confirmed (2/2)

Awarded Deals

- **Corporate Finance - Equities**
  - → Equity Linked Deal of the year - EMI - BNP Paribas Joint Bookrunner, Joint Lead-manager (*Treasurer Magazine*)
  - → Best-mid Cap Equity Deal of the year - Weiqiao - BNP Paribas Peregrine Sole Bookrunner (*The Asset*)
- **Fixed Income**
  - → Finance Package of year - France Telecom - BNP Paribas Joint Bookrunner, European Equity Issue of the year - France Telecom BNP Paribas Joint Lead Global Co-ordinator - BNP Paribas Joint Bookrunner (*IFR*)
- **Structured Finance**
  - → European Leveraged loan of the year - Seat PG - BNP Paribas Joint Mandated Lead Arranger and Bookrunner (*IFR*)
- **Energy Commodities Export Project**
  - → North America - Oil & Gas Deal of the Year 2003 - Cameron Highway Oil Pipeline - BNP Paribas Arranger & Co-Syndication Agent - (*Project Finance International awards & Project Finance Magazine awards*)

September 2003
EMI
Convertible bonds
M$ 243
BNP PARIBAS
Joint Bookrunner
& Joint Lead-manager

January 2003
france telecom
Multi-tranche
Bond issue
M€ 5,500
BNP PARIBAS
Joint Bookrunner
Joint Lead Global
Co-ordinator

July 2003
US $325,000,000
Const. of an Offshore Oil Pipeline in the Gulf of Mexico
BNP PARIBAS
Arranger and Co-Syndication Agent

September 2003
WEIQIAO TEXTILE Co. Ltd.
IPO - H shares M$ 313
BNP PARIBAS
BNP PARIBAS PEREGRINE
Global Coordinator,
Sponsor, Bookrunner
& Lead Manager

July 2003
SEAT
€M 4,350 Senior and
Subordinated Debt
Facilities
BNP PARIBAS
Joint Mandated
Lead Arranger
and Bookrunner

BNP PARIBAS

Advisory and Capital Markets 2003 - Very Sharp Rise in Revenues and Profitability

4Q03	4Q03 / 4Q02	4Q03 / 3Q03	In millions of euros	2003	2003 / 2002
827	+20.2%	-7.2%	**Net Banking Income**	3,835	+29.3%
-494	-17.5%	-13.0%	Operating Expenses and Dep.	-2,407	+7.2%
333	+274.2%	+3.1%	**Gross Operating Income**	1,428	+98.3%
-9	n.s.	n.s.	Provisions	0	n.s.
324	+202.8%	+0.0%	**Operating Income**	1,428	+95.6%
-6	-25.0%	n.s.	Non Operating Items	102	n.s.
318	+221.2%	-25.9%	**Pre-Tax Income**	1,530	+108.4%
59.7%	-27.4 pt	-4.0 pt	Cost / Income	62.8%	-12.9 pt
			Allocated Equity (Ebn)	2.7	-20.0%

- **Fixed Income enjoys fresh growth in revenues and market share**
  - → Named "Euro Investment-Grade Corporate Bond House of The Year" by IFR
  - → No. 1 securitisation arranger in France
- **Good performance in the equity derivatives business**
  - → Named "Equity Derivatives House of The Year" by Risk Magazine
- **Awarded in Asia for primary equity business**
  - → BNP Paribas Peregrine named Best Mid-cap Equity House of the year (IFR Asia)
- **Innovative partnership alliance with Exane**

BNP PARIBAS

Financing Businesses 2003 - €349mn in Pre-Tax Income in an Unfavourable Market Environment

4Q03	4Q03 / 4Q02	4Q03 / 3Q03	In millions of euros	2003	2003 / 2002
499	**-14.7%**	**+0.2%**	**Net Banking Income**	**1,983**	**-9.1%**
-257	+8.0%	+6.2%	Operating Expenses and Dep.	-977	-4.8%
242	**-30.3%**	**-5.5%**	**Gross Operating Income**	**1,006**	**-12.9%**
-140	-41.4%	-17.2%	Provisions	-633	-12.7%
102	**-5.6%**	**+17.2%**	**Operating Income**	**373**	**-13.3%**
2	n.s.	n.s.	Non Operating Items	-24	n.s.
104	**-23.5%**	**+48.6%**	**Pre-Tax Income**	**349**	**-22.8%**
51.5%	+10.8 pt	+2.9 pt	Cost / Income	49.3%	+2.3 pt
			Allocated Equity (Ebn)	4.3	-6.6%

- Revenues affected by sluggish demand in Europe
- Awarded for our expertise
  - Named "European Loan House of The Year" by IFR
- Cost of risk down
  - despite €235mn general provision set aside in Europe (9MO3)
  - and after using $21mn out of the $90mn general provision set aside in 1999 in the US

BNP PARIBAS

CIB - Advisory and Capital Markets Priorities for 2004

- Fixed Income: capitalise on the leading position in Europe to
  - Enhance its presence in the US
  - Expand coverage of institutional customers and funds
- Equities
  - Equity derivatives: consolidate the Group's position as a global leader
  - Equity brokerage: implement the partnership with Exane
- Corporate Finance: enhance its positions
  - Europe: pursue expansion, especially in the UK, Italy and Germany
  - France: implement an offensive strategy vis-à-vis midcaps with FRB's business centers

BNP PARIBAS

CIB - Financing Business Lines
Priorities for 2004

- Financing: a new growth momentum
  - Capitalise on our global organisation to foster cross-border operations
  - Continue to win market share in structured financing
  - Maintain risk control discipline

- Energy Commodities Export Project (ECEP): consolidate leading positions and focus on high-growth business lines
  - Leverage on ECEP's customer relations in emerging countries to distribute other products and services
  - Continue to develop derivative products

BNP PARIBAS

Presentation overview

- Group Results
- Retail Banking
- Asset Management & Services
- Corporate & Investment Banking
- **BNP Paribas Capital**

BNP PARIBAS

BNP Paribas Capital 2003

4Q03	4T02	3T03	In millions of euros	2003	2002
50	151	137	**Net Capital Gains**	584	705
-35	-30	-8	Other Net Income	-49	-50
-10	-12	-10	Operating Expenses and	-39	-44
5	109	119	**Pre-Tax Income**	496	611

- €584mn in capital gains realised
  - Disposal of directly held equity investments (notably in Royal Canin, Mobistar, and Aegon)
  - PAI LBO Fund in divestment phase

- Good performance of the portfolio
  - Estimated value: €3.9bn (€4.5bn as at 31/12/02)
  - Unrealised capital gains*: €1.2bn (€1.4bn as at 31/12/02)

*Net of Cobepa's goodwill (€0.1bn)

BNP PARIBAS

Overview of the Presentation

- The Group's Results for 2003
- The Results for 2003 and Priorities for 2004 in the Core Businesses
- 2004: Priority Focus on Expansion

BNP PARIBAS

Powerful Platforms Focused on Creating Growth

- In France
  - 10 million individual and professional customers, 60,000 corporate customers
  - Diversified and powerful distribution networks
- In Europe
  - Two types of leadership in Europe
    - Businesses with a local presence in a number of countries: Cetelem, Arval PHH, BPLG, BP2S, Cortal Consors...
    - Global businesses: fixed income, equity derivatives, financing, etc.
  - Strong presence in Southern Europe
- United States
  - Retail banking: 2 mn customers, 5th largest bank in California, number 1 in Hawaii
  - CIB: acknowledged positions in speciality businesses (structured financing, derivatives, Energy and Commodities)

Expansion of the Group's franchises by utilising these leading positions

BNP PARIBAS

New Sources of Growth in High Potential Markets

- Brazil
  - Presence of several core businesses (CIB, AMS, IRFS) and substantial organic growth
  - BNP Paribas Brazil: high profitability
- China
  - Capitalise on leading positions gained in Hong Kong by CIB and AMS business lines
  - Accelerate expansion of these business lines from Shanghai
- Russia
  - Expand CIB business lines using the leading position in Financing Energy and Commodities as a platform
  - Develop partnership alliances (Cardif's joint-venture with Russian Standard Bank)
- Middle East and North Africa
  - Expand operations (in Morocco, Tunisia, The Persian Gulf)

An aggressive strategy backed by solid field experience

BNP PARIBAS

Proactive Cost Management

- **2003 Targets achieved in each of the core businesses**
  - ➔ **AMS (at constant scope):** reduction in operating expenses and depreciation
  - ➔ **CIB (excluding bonus):** reduction in operating expenses and depreciation
  - ➔ **IRFS:** improved cost/income ratios
  - ➔ **FRB:** curbed rise in operating expenses and depreciation


Cost Income Ratio
62.7%
65.2%
62.9%
2001
2002
2003

- **Ongoing effort to achieve productivity gains**
  - ➔ **Introduction in April 2003 of a programme including 83 projects**
    - □ €240mn in savings by the end of 2004, or over 2% of the cost base (process reengineering, resource pooling, procurement)

BNP PARIBAS

Risk Control


40
41
45
51
50
66%
67%
66%
66%
67%
1999
2000
2001
2002
2003

Reserves (net increase) / AMP in basis points
Special Reserves / doubtful customers as a %

- **Cost of risk contained at 50 bp despite a difficult environment in Europe**

BNP PARIBAS

Active Capital Management

- To maximise medium-term value
  - → Organic growth
  - → Seeking acquisition opportunities consistent with the Group's discipline
  - → Dividend
  - → Share buybacks

BNP PARIBAS

Seeking Acquisition Opportunities Consistent With the Group's Discipline

- A Targeted Strategy
  - → business lines:
    - □ Strengthen retail banking (proximity banking and retail financial services)
    - □ One-off acquisitions in the other business areas
  - → regions: two priorities
    - □ Europe
    - □ US
- Strict criteria for acquisitions
  - → limited execution risks
  - → financial criteria
    - □ return on investment > cost of capital
    - □ near-term accretive effect

BNP PARIBAS

Acquisition Strategy: Active Policy, Rigorous Implementation

	Year	Strategic Objective
PHH Europe	2000	Create the number 1 car rental services company in Europe
Min. int. in Cobepa	2000	Restructure BNP Paribas Capital's organisation
30 br. in N.Mexico	2000	Expand retail banking services on the West Coast in the US
ABN Amro Morocco	2001	Expand BMCI's business
UCB + BW min.int.	2001	Wholly integrate BancWest and double the size of retail franchising in California
Capstar Partners	2001	Create a global leader in structured leasing arrangements
JP Morgan Spain	2002	Acquire a private banking portfolio in Spain
Consors	2002	Create Europe's leading savings broker
FACET	2002	Consolidate Cetelem's position as a leading consumer lending firm in France
Cogent	2002	Create a leading fund management services company
ZCM	2003	Accelerate the expansion of equity derivatives in the US
Famli	2003	Develop an insurance business in the US
IBPS	2003	Purchase partner's 50% equity holding to create BNP Paribas China

→ Growth through acquisitions focused essentially on expansion outside France (US, Europe)

→ A significant impact on the development of the Group's business: approximately 1/3 of the NBI growth from 1999 to 2003

→ A critical contribution to reallocating capital to low-volatility business activities with strong growth potential

BNP PARIBAS

Dividend and Share Buybacks

- **Increased Dividend**
  - →€1.20 per share in 2003
  - →increased to €1.45 per share in 2004* (+21%)
- **Share buyback programme implemented**
  - →€2bn announced in July 2003
    - □ €446mn in buybacks completed by the end of 2003

*Subject to shareholder approval at the Annual Meeting of Shareholders

BNP PARIBAS

A Powerful Platform Focused on Delivering Growth

Retail Banking

A strategy based on investment and expansion in Europe and in the United States
New Sources of Growth in High Potential Markets

AMS

A rapid and sustained rebound enabling the Group to benefit from the upswing in equity markets

CIB

A European leader that is growing its market share, posting strong results, bolstering its presence in the United States

BNP PARIBAS

Annexes

BNP PARIBAS

A Solid Balance Sheet

In billions of euros	31-Dec-03	30-Sep-03	31-Dec-02
Shareholders Equity, Group Share [a]	27.1	27.5	25.4
Total Capital ratio [a,b]	12.9%	13.0%	10.9%
Tier One ratio [a,b]	9.4%	9.2%	8.1%
Net Unrealised Capital Gains (1)	2.1	1.9	2.1
Doubtful Customers	14.05	14.65	15.25
Specific Provisions	9.40	9.75	10.05
Specific Provisions/ Doubtful Customers (2)	67%	66%	66%
Reserves for Country Risks	1.8	2.2	2.4
Reserve for General Banking Risks	0.8	0.9	1.0
In millions of euros	**4Q03**	**3Q03**	**4Q02**
Value at Risk 1 day 99% (end of period)	22	22	28
Average Quarterly Value at Risk (1day 99%)	34	54	32

(1) Cobepa goodwill deducted
(2)The calculation of the Coverage rate takes into account only Specific Provisions, excluding General Provisions, reserve for Country Risks and Reserve for General Banking Risk
a) Estimates
b) based on estimated Risk Weighted Assets of E 273.9 bn as at 31 December 2003

Ratings			
Moodys	Aa2	Stable Outlook	Rating upgraded to Aa2 on 19/02/2002
S&P	AA-	Positive Outlook	Positive outlook granted on 16/12/2003
FitchRatings	AA	Stable Outlook	Rating upgraded to AA on 28/11/2001

BNP PARIBAS

Reform of the BIS Ratio (Basle 2)

- A project of paramount importance, managed at the highest level of Senior Management
  - → Steering Committee chaired by the Chief Executive
  - → Coherence ensured by the Group Risk Management
  - → Decentralised implementation with dedicated teams within each core business
- Adopting best practices so as to benefit from the full effect of opportunities afforded by the future regulatory environment
  - → a reduction expected in capital requirements due to earlier adoption of advanced methods (credit risk, operating risk)
    - started in 2001 using the new system of ranking counterparts, anticipating new legislation
    - historic database in the process of being set up
  - → Plan to ultimately use economic capital as a management analytical tool throughout the Group
    - A framework in place in CIB: risk analysis on portfolio basis, RAROC tools for origination

BNP PARIBAS

Number of Shares and EPS

in millions and in euros	2002	2003
Number of Shares (end of period)	895.2	**903.2**
Number of Shares excluding Treasury Shares (end of period)	867.3	**858.4**
Average number of Shares outstanding excluding Treasury Shares	871.5	**872.0**
Earning Per Share (EPS)	3.78	**4.31**
Diluted Earning Per Share (Diluted EPS)	3.74	**4.28**

BNP PARIBAS

Geographic Breakdown of Commitments


Other European countries 5%
France 43%
Asia-Pacific 5%
Japan 1%
Africa & Middle East 3%
Latin America 3%
BancWest 7%
North America (excl. BancWest) 15%
Western Europe 18%

Gross Credits+Off-Balance sheet commitments, unweighted
€384bn as at 31/12/03

Breakdown of Commitments by Industry

BNP PARIBAS



Food processing 3%
Car manufacturing 2%
Telecoms 2%
Transportation 3%
Insurance 3%
States, local governments and fin. Instit. 16%
Others <1% each 5%
Construction 2%
Chemicals 3%
Wholesale trade 7%
Utilities 1%
Retail 2%
Energy 3%
Household appliances 1%
Business services 5%
Technology 2%
Real Estate 4%
Private individuals and self employed 28%
Leisure 1%
Mining 2%
Manufacturing 1%
Materials 2%
Machinery 2%

Gross Credits+Off-Balance sheet commitments, unweighted
€384bn as at 31/12/03

The Group's Workforce

BNP PARIBAS

	Dec-03	% Change 2003/2002
Retail Banking	**59,486**	**+132**
French Retail Banking	30,392	-227
International Retail banking and Financial Services	29,094	+359
Asset Management and Services	**12,142**	**+1,402[1]**
Corporate and Investment Banking	**12,287**	**-26**
BNP Paribas Capital	**39**	**-3**
Group Functions	**5,116**	**-119**
Total Group	**89,071**	**+1,386**

[1] Scope changes in 2003: Integration of de Cortal Consors and Cogent

BNP PARIBAS

French Retail Banking*

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**1,237**	**1,183**	**+4.6%**	**1,235**	**+0.2%**	**4,884**	**4,740**	**+3.0%**
Incl. Commissions	*529*	*485*	*+9.1%*	*519*	*+1.9%*	*2,053*	*2,000*	*+2.7%*
Incl. Interest Margin	*708*	*698*	*+1.4%*	*716*	*-1.1%*	*2,831*	*2,740*	*+3.3%*
Operating Expenses and Dep.	-851	-822	+3.5%	-849	+0.2%	-3,355	-3,272	+2.5%
Gross Operating Income	**386**	**361**	**+6.9%**	**386**	**=**	**1,529**	**1,468**	**+4.2%**
Provisions	-68	-60	+13.3%	-48	+41.7%	-225	-198	+13.6%
Operating Income	**318**	**301**	**+5.6%**	**338**	**-5.9%**	**1,304**	**1,270**	**+2.7%**
Non Operating Items	2	5	n.s.	1	n.s.	-2	0	n.s.
Pre-Tax Income	**320**	**306**	**+4.6%**	**339**	**-5.6%**	**1,302**	**1,270**	**+2.5%**
Income Attributable to AMS	-18	-16	+12.5%	-17	+5.9%	-62	-63	-1.6%
Pre-Tax Income of French Retai	**302**	**290**	**+4.1%**	**322**	**-6.2%**	**1,240**	**1,207**	**+2.7%**
Cost / Income	68.8%	69.5%	-0.7 pt	68.7%	+0.1 pt	68.7%	69.0%	-0.3 pt
Allocated Equity (Ebn)						4.5	4.7	-4.4%
Pre-Tax ROE						27%	25%	

* Including 100% of the French private banking fromNBI to Pre-Tax Income Line

BNP PARIBAS

FRB 2003 - Evolution in Outstandings

In billions of euros	Outstandings 4Q03	% change 1 year 4Q03/4Q0	% change 1 quarter 4Q03/3Q03	Year 2003	% change 1 year 2003/2002
LENDINGS (1)					
Total Loans	71.0	-1.4%	+0.3%	71.2	-1.7%
Individual Customers	33.9	+12.2%	+4.1%	32.1	+9.3%
Incl. Mortgages	27.6	+14.2%	+4.9%	25.9	+11.2%
Incl. Consumer Lending	6.3	+4.1%	+0.8%	6.2	+1.9%
Corporates	33.8	-11.8%	-3.1%	35.7	-9.6%
DEPOSITS and SAVINGS (1)	71.8	+6.7%	+3.1%	69.4	+3.5%
Cheque and Current Accounts	29.4	+2.9%	+0.6%	28.5	+0.9%
Savings Accounts	33.5	+18.5%	+0.7%	32.5	+15.6%
Market Rate Deposits	8.9	-15.0%	+24.8%	8.3	-21.7%
FUNDS UNDER MANAGEMENT (2)					
Life Insurance	35.9	+9.9%	+3.5%	35.9	+9.9%
Mutual Funds (3)	57.8	+12.4%	+1.8%	57.8	+12.4%

(1) Average cash Outstandings (2) Outstandings at the end of the period
(3) These statistics do not include mutual funds assets located in Luxembourg (PARVEST)

- **Gross Interest Margin: 3.74%* (3.71%* in 3Q03, +20 bp in one year)**
  - → **impact of the cut in regulated interest rates effective as of 1/8/03**

* *sliding average 1 year*

BNP PARIBAS

FRB* - Fees



% change
4Q03/4Q02
485
510
495
519
529
Fees: +9.1%
164.2
156.9
163.4
157.3
175.8
Savings and
Stock Markets: +7,1%
320.8
352.6
331.8
362.1
353.1
Other banking
transactions: +10.1%
4Q02
1Q03
2Q03
3Q03
4Q03

In millions of euros

* 100% of the French private banking

BNP PARIBAS

FRB Priorities 2004 - Individual Customers : Multi-Channel Banking: an Increasingly Used Set-up



Customer Relation Centers (CRC)
Telephone Platforms
8 a.m. to 10 p.m. Mondays to Fridays
to 6 p.m. Saturdays
by year-end 2003
appointments at branches
4.8 million calls
annualy
Interactive
Voice Server
(IVS)
20 million calls
annually
Net
32 million calls
annually
Customer's choice
Self-Service
Banking
branches
deployed
3,000 ATMs and
120 deposit machines installed
2,200 Branches
10,000 Advisers
Value-added sales
commercial positions

BNP PARIBAS

FRB Priorities 2004 - Corporates and Institutions Coverage and Cross-Selling

Business Centers

The example of "Méditerranée Entreprises" in Marseille

COVERAGE

- 13 corporate relationship managers
- 3 institutional/association relationship managers
- 2 real estate relationship managers
- 3 cash management relationship managers

CROSS-SELLING

- Trade center
- Regional trading room
- On-site representatives of ARIUS, BNP PARIBAS Epargne Entreprise, BNP PARIBAS Factor, ARVAL PHH, ASSUR CREDIT, BNP PARIBAS Développement
- Corporate Finance and Structured Finance correspondents

BNP PARIBAS

International Retail Banking and Financial Services

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**1,251**	**1,252**	**-0.1%**	**1,243**	**+0.6%**	**4,903**	**4,878**	**+0.5%**
Operating Expenses and Dep.	-693	-720	-3.8%	-682	+1.6%	-2,745	-2,853	-3.8%
Gross Operating Income	**558**	**532**	**+4.9%**	**561**	**-0.5%**	**2,158**	**2,025**	**+6.6%**
Provisions	-136	-164	-17.1%	-141	-3.5%	-529	-522	+1.3%
Operating Income	**422**	**368**	**+14.7%**	**420**	**+0.5%**	**1,629**	**1,503**	**+8.4%**
Amortisation of Goodwill	-68	-74	-8.1%	-73	-6.8%	-289	-270	+7.0%
Other Non Operating Items	19	26	-26.9%	15	+26.7%	68	51	+33.3%
Pre-Tax Income	**373**	**320**	**+16.6%**	**362**	**+3.0%**	**1,408**	**1,284**	**+9.7%**
Cost / Income	55.4%	57.5%	-2.1 pt	54.9%	+0.5 pt	56.0%	58.5%	-2.5 pt
Allocated Equity (Ebn)						4.8	4.9	-0.5%
Pre-Tax ROE						29%	26%	

At constant scope and exchange rates	4Q03 / 4Q02	2003 / 2002
Net Banking Income	**+5.9%**	**+4.0%**
Operating Expenses and Dep.	+2.6%	+1.2%
Gross Operating Income	**+10.4%**	**+7.9%**
Provisions	-16.4%	-1.1%
Operating Income	**+23.0%**	**+11.1%**

BNP PARIBAS

Financial Services

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**716**	**649**	**+10.3%**	**689**	**+3.9%**	**2,729**	**2,499**	**+9.2%**
Operating Expenses and Dep.	-412	-398	+3.5%	-386	+6.7%	-1,558	-1,533	+1.6%
Gross Operating Income	**304**	**251**	**+21.1%**	**303**	**+0.3%**	**1,171**	**966**	**+21.2%**
Provisions	-113	-119	-5.0%	-114	-0.9%	-425	-371	+14.6%
Operating Income	**191**	**132**	**+44.7%**	**189**	**+1.1%**	**746**	**595**	**+25.4%**
Amortisation of Goodwill	-34	-30	+13.3%	-36	-5.6%	-140	-102	+37.3%
Other Non Operating Items	27	31	-12.9%	11	+145.5%	75	90	-16.7%
Pre-Tax Income	**184**	**133**	**+38.3%**	**164**	**+12.2%**	**681**	**583**	**+16.8%**
Cost / Income	57.5%	61.3%	-3.8 pt	56.0%	+1.5 pt	57.1%	61.3%	-4.2 pt
Allocated Equity (Ebn)						2.9	2.8	+3.9%
Pre-Tax ROE						24%	21%	

Historical data excluding Cortal Consors

At constant scope and exchange rates	4Q03 / 4Q02	2003 / 2002
Net Banking Income	**+8.2%**	**+7.5%**
Operating Expenses and Dep.	+3.5%	+3.2%
Gross Operating Income	**+16.0%**	**+14.3%**
Provisions	-6.9%	+8.9%
Operating Income	**+37.2%**	**+17.7%**

BNP PARIBAS

International Retail Banking

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**535**	**603**	**-11.3%**	**554**	**-3.4%**	**2,174**	**2,379**	**-8.6%**
Operating Expenses and Dep.	-281	-322	-12.7%	-296	-5.1%	-1,187	-1,320	-10.1%
Gross Operating Income	**254**	**281**	**-9.6%**	**258**	**-1.6%**	**987**	**1,059**	**-6.8%**
Provisions	-23	-45	-48.9%	-27	-14.8%	-104	-151	-31.1%
Operating Income	**231**	**236**	**-2.1%**	**231**	**+0.0%**	**883**	**908**	**-2.8%**
Amortisation of Goodwill	-34	-44	-22.7%	-37	-8.1%	-149	-168	-11.3%
Other Non Operating Items	-8	-5	+60.0%	4	n.s.	-7	-39	-82.1%
Pre-Tax Income	**189**	**187**	**+1.1%**	**198**	**-4.5%**	**727**	**701**	**+3.7%**
Cost / Income	52.5%	53.4%	-0.9 pt	53.4%	-0.9 pt	54.6%	55.5%	-0.9 pt
Allocated Equity (Ebn)						2.0	2.1	-6.3%
Pre-Tax ROE						37%	34%	

At constant scope and exchange rates	4Q03 / 4Q02	2003 / 2002
Net Banking Income	**+3.1%**	**=**
Operating Expenses and Dep.	+1.3%	-1.3%
Gross Operating Income	**+5.2%**	**+1.6%**
Provisions	-42.2%	-26.7%
Operating Income	**+14.7%**	**+6.5%**

BNP PARIBAS

FS Subsidiaires - Contribution to the 2003 Results

In millions of euros	Cetelem	BNP Paribas Lease Group	UCB	Long Term Leasing with Services	Others	Total FS
Gross Operating Income	754	195	128	133	-39	1,171
% Change 2003/2002	+27.8%	-6.3%	+20.8%	+17.7%	-13.3%	+21.2%
Pre-Tax Income	427	124	153	57	-80	681
% Change 2003/2002	+12.1%	-5.3%	+6.3%	x7.1	+8.1%	+16.8%

BNP PARIBAS

FS - Managed Outstandings

In billions of euros	Dec-03	Dec-02	% change 1 year /Dec-02	Sept-03	% change 1 quarter /Sept-03
Cetelem	**29.0**	**27.8**	**+4.3%**	**28.3**	**+2.3%**
France	17.9	18.5	-2.9%	17.9	+0.2%
Outside France	11.0	9.3	+18.6%	10.4	+5.8%
BNP Paribas Lease Group MT	**15.7**	**15.8**	**-0.9%**	**15.6**	**+0.4%**
France	12.4	12.6	-1.4%	12.4	+0.6%
Europe (outside France)	3.3	3.2	+1.4%	3.3	-0.3%
UCB Individuals	**15.7**	**14.3**	**+9.4%**	**15.3**	**+2.3%**
France Individuals	9.2	8.9	+3.7%	9.1	+1.5%
Europe (outside France)	6.5	5.4	+18.8%	6.3	+3.4%
Long Term Leasing with Services	**4.7**	**4.5**	**+2.7%**	**4.5**	**+4.0%**
France [1]	1.6	1.6	-2.3%	1.5	+7.3%
Europe (outside France)	3.1	2.9	+5.5%	3.0	+2.3%
ARVAL – PHH					
Total Managed Vehicles (in thousands)	**600**	**650**	**-7.6%**	**602**	**-0.3%**
France	183	171	+7.1%	180	+1.6%
Continental Europe (excl. France)	159	135	+17.5%	152	+4.8%
United-Kingdom [2]	259	344	-24.8%	271	-4.4%

1 +4.2% Dec03/Dec02 method unchanged

2 Termination of three low margin contracts with car rental companies

BNP PARIBAS

BancWest CORPORATION

In billions of dollars	31 Dec. 03	%change/ 31 Dec. 02
Total Assets	38.4	+10.4%
Total Deposits	26.4	+ 7.5%
Total Loans and leases	25.7	+ 6.5%

Non Performing assets/ loans and foreclosed properties



1.5%
1.0%
0.5%
0.0%
1.01%
0.86%
0.78%
1.01%
0.59%
1.06%
1.04%
1.12%
1.01%
0.97%
0.75%
0.71%
0.59%
'99
'00
'01
'02
'03
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03

Allowance for credit losses/ total loans and leases



2.0%
1.5%
1.0%
1.29%
1.23%
1.28%
1.58%
1.52%
1.59%
1.60%
1.60%
1.58%
1.64%
1.56%
1.54%
1.52%
Dec 99
Dec 00
June 01
Dec 01
Dec 02
Dec 03
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03

BNP PARIBAS

Private Banking, Asset Management, Cortal Consors, Insurance and Securities Services

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**649**	**563**	**+15.3%**	**630**	**+3.0%**	**2,476**	**2,292**	**+8.0%**
Operating Expenses and Dep.	-422	-372	+13.4%	-416	+1.4%	-1,673	-1,500	+11.5%
Gross Operating Income	**227**	**191**	**+18.8%**	**214**	**+6.1%**	**803**	**792**	**+1.4%**
Provisions	-11	-3	n.s.	-2	n.s.	-16	-8	n.s.
Operating Income	**216**	**188**	**+14.9%**	**212**	**+1.9%**	**787**	**784**	**+0.4%**
Amortisation of Goodwill	-21	-18	+16.7%	-17	+23.5%	-74	-43	+72.1%
Other Non Operating Items	8	-15	n.s.	10	-20.0%	10	46	-78.3%
Pre-Tax Income	**203**	**155**	**+31.0%**	**205**	**-1.0%**	**723**	**787**	**-8.1%**
Cost / Income	65.0%	66.1%	-1.1 pt	66.0%	-1.0 pt	67.6%	65.4%	+2.2 pt
Allocated Equity (Ebn)						3.0	2.9	+4.1%

Transfer of Cortal Consors (historical data restated)
Full integration of Consors and Cogent as at 1st January 2003

At constant scope and exchange rates	4Q03 / 4Q02	2003 / 2002
Net Banking Income	**+4.5%**	**-1.0%**
Operating Expenses and Dep.	-2.2%	-2.1%
Gross Operating Income	**+16.9%**	**+1.0%**

BNP PARIBAS

Wealth and Asset Management

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**305**	**243**	**+25.5%**	**293**	**+4.1%**	**1,143**	**1,073**	**+6.5%**
Operating Expenses and Dep.	-214	-190	+12.6%	-210	+1.9%	-845	-795	+6.3%
Gross Operating Income	**91**	**53**	**+71.7%**	**83**	**+9.6%**	**298**	**278**	**+7.2%**
Provisions	-6	-6	n.s.	-3	n.s.	-12	-13	n.s.
Operating Income	**85**	**47**	**+80.9%**	**80**	**+6.3%**	**286**	**265**	**+7.9%**
Amortisation of Goodwill	-11	-8	+37.5%	-9	+22.2%	-37	-21	+76.2%
Other Non Operating Items	0	-17	n.s.	8	n.s.	1	-36	n.s.
Pre-Tax Income	**74**	**22**	**+236.4%**	**79**	**-6.3%**	**250**	**208**	**+20.2%**
Cost / Income	70.2%	78.2%	-8.0 pt	71.7%	-1.5 pt	73.9%	74.1%	-0.2 pt
Allocated Equity (Ebn)						0.9	0.8	+2.7%

Wealth and Asset Management = Private Banking + Asset Management + Cortal Consors

Transfer of Cortal Consors (historical data restated)

Full Integration of Consors as at 1st January 2003

At constant scope and exchange rates	4Q03 / 4Q02	2003 / 2002
Net Banking Income	**+13.0%**	**-3.2%**
Operating Expenses and Dep.	-3.0%	-5.5%
Gross Operating Income	**+67.2%**	**+3.2%**

WAM

GROUP RETAIL AMS CIB

BNP PARIBAS

Insurance

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**201**	**195**	**+3.1%**	**188**	**+6.9%**	**733**	**674**	**+8.8%**
Operating Expenses and Dep.	-91	-90	+1.1%	-88	+3.4%	-352	-342	+2.9%
Gross Operating Income	**110**	**105**	**+4.8%**	**100**	**+10.0%**	**381**	**332**	**+14.8%**
Provisions	-5	2	n.s.	1	n.s.	-4	5	n.s.
Operating Income	**105**	**107**	**-1.9%**	**101**	**+4.0%**	**377**	**337**	**+11.9%**
Non Operating Items	10	5	+100.0%	2	+400.0%	14	15	-6.7%
Pre-Tax Income	**115**	**112**	**+2.7%**	**103**	**+11.7%**	**391**	**352**	**+11.1%**
Cost / Income	45.3%	46.2%	-0.9 pt	46.8%	-1.5 pt	48.0%	50.7%	-2.7 pt
Allocated Equity (Ebn)						1.8	1.7	+10.5%

Insurance

GROUP RETAIL AMS CIB

BNP PARIBAS

Securities Services

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**143**	**125**	**+14.4%**	**149**	**-4.0%**	**600**	**545**	**+10.1%**
Operating Expenses and Dep.	-117	-92	+27.2%	-118	-0.8%	-476	-363	+31.1%
Gross Operating Income	**26**	**33**	**-21.2%**	**31**	**-16.1%**	**124**	**182**	**-31.9%**
Provisions	0	1	n.s.	0	n.s.	0	0	n.s.
Operating Income	**26**	**34**	**-23.5%**	**31**	**-16.1%**	**124**	**182**	**-31.9%**
Amortisation of Goodwill	-6	-7	-14.3%	-5	+20.0%	-24	-12	+100.0%
Other Non Operating Items	-6	-6	+0.0%	-3	n.s.	-18	57	n.s.
Pre-Tax Income	**14**	**21**	**-33.3%**	**23**	**-39.1%**	**82**	**227**	**-63.9%**
Cost / Income	81.8%	73.6%	+8.2 pt	79.2%	+2.6 pt	79.3%	66.6%	+12.7 pt
Allocated Equity (Ebn)						0.3	0.4	-19.7%

Full integration of Cogent as at 1st January 2003

At constant scope and exchange rates	4Q03 / 4Q02	2003 / 2002
Net Banking Income	**-9.0%**	**-10.8%**
Operating Expenses and Dep.	-4.1%	-1.0%
Gross Operating Income	**-21.5%**	**-29.9%**

BNP PARIBAS

AMS - Breakdown of AUM by Type of Customer


€255bn
34 %
58 %
8 %
31.12.02
Corporate & Institutionals
Individuals
Distribution through partnerships
€276bn
33 %
59 %
8 %
31.12.03

BNP PARIBAS

Asset Management Business - Breakdown of AUM

Asset Management



31.12.02
Monetary 30%
Bonds 32%
Equity 17%
Diversified 11%
Guaranted and Structured 10%



31.12.03
Monetary 31%
Bonds 31%
Equity 17%
Diversified 10%
Guaranted and Structured 11%

BNP PARIBAS

Securities Services - Assets in Custody and Number of Transactions



Assets under custody (end of period)
2,500
2,000
1,500
1,000
500
0
1,402
1,990
1,811
2,090
1,752
1,898
1,935
2,090
2000 2001 2002 2003 1Q03 2Q03 3Q03 4Q03
In billions of euros



Number of transactions
5.1 5.2 5.6 6.5 6.1 6.3 6.7 6.6 6.9 5.9 5.2 5.4
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03
In millions of transactions

- Fall in the number of transactions (netting in Germany since mid-April 2003)

BNP PARIBAS

Corporate and Investment Banking

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**1,326**	**1,273**	**+4.2%**	**1,389**	**-4.5%**	**5,818**	**5,146**	**+13.1%**
*Incl. Trading Revenues**	*719*	*615*	*+16.9%*	*769*	*-6.5%*	*3,456*	*2,550*	*+35.5%*
Operating Expenses and Dep.	-751	-837	-10.3%	-810	-7.3%	-3,384	-3,271	+3.5%
Gross Operating Income	**575**	**436**	**+31.9%**	**579**	**-0.7%**	**2,434**	**1,875**	**+29.8%**
Provisions	-149	-221	-32.6%	-168	-11.3%	-633	-715	-11.5%
Operating Income	**426**	**215**	**+98.1%**	**411**	**+3.6%**	**1,801**	**1,160**	**+55.3%**
Non Operating Items	-4	20	n.s.	88	n.s.	78	26	n.s.
Pre-Tax Income	**422**	**235**	**+79.6%**	**499**	**-15.4%**	**1,879**	**1,186**	**+58.4%**
Cost / Income	56.6%	65.8%	-9.2 pt	58.3%	-1.7 pt	58.2%	63.6%	-5.4 pt
Allocated Equity (Ebn)						6.9	7.9	-12.2%
Pre-Tax ROE						27%	15%	

*Including customer activity and related revenues

At constant scope and exchange rates	4Q03 / 4Q02	2003 / 2002
Net Banking Income	**+10.8%**	**+23.8%**
Operating Expenses and Dep.	-4.6%	+12.6%
Gross Operating Income	**+41.0%**	**+43.7%**

BNP PARIBAS

Financing businesses

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**499**	**585**	**-14.7%**	**498**	**+0.2%**	**1,983**	**2,181**	**-9.1%**
Operating Expenses and Dep.	-257	-238	+8.0%	-242	+6.2%	-977	-1,026	-4.8%
Gross Operating Income	**242**	**347**	**-30.3%**	**256**	**-5.5%**	**1,006**	**1,155**	**-12.9%**
Provisions	-140	-239	-41.4%	-169	-17.2%	-633	-725	-12.7%
Operating Income	**102**	**108**	**-5.6%**	**87**	**+17.2%**	**373**	**430**	**-13.3%**
Non Operating Items	2	28	n.s.	-17	n.s.	-24	22	n.s.
Pre-Tax Income	**104**	**136**	**-23.5%**	**70**	**+48.6%**	**349**	**452**	**-22.8%**
Cost / Income	51.5%	40.7%	+10.8 pt	48.6%	+2.9 pt	49.3%	47.0%	+2.3 pt
Allocated Equity (Ebn)						4.3	4.6	-6.6%

BNP PARIBAS

Advisory and Capital Markets

In millions of euros	4Q03	4Q02	4Q03 / 4Q02	3Q03	4Q03 / 3Q03	2003	2002	2003 / 2002
Net Banking Income	**827**	**688**	**+20.2%**	**891**	**-7.2%**	**3,835**	**2,965**	**+29.3%**
Operating Expenses and Dep.	-494	-599	-17.5%	-568	-13.0%	-2,407	-2,245	+7.2%
Gross Operating Income	**333**	**89**	**+274.2%**	**323**	**+3.1%**	**1,428**	**720**	**+98.3%**
Provisions	-9	18	n.s.	1	n.s.	0	10	n.s.
Operating Income	**324**	**107**	**+202.8%**	**324**	**+0.0%**	**1,428**	**730**	**+95.6%**
Non Operating Items	-6	-8	-25.0%	105	n.s.	102	4	n.s.
Pre-Tax Income	**318**	**99**	**+221.2%**	**429**	**-25.9%**	**1,530**	**734**	**+108.4%**
Cost / Income	59.7%	87.1%	-27.4 pt	63.7%	-4.0 pt	62.8%	75.7%	-12.9 pt
Allocated Equity (Ebn)						2.7	3.3	-20.0%

BNP PARIBAS

VAR (1 day - 99%) by type of risk

In millions of euros


Total 42 54 41 31 27 28 39 37 56 32 40 28 23 38 22 22
Credit
Change and others
Interest Rate
Commodities
Securities
Netting
31.03.00
30.06.00
30.09.00
29.12.00
31.03.01
29.06.01
28.09.01
31.12.01
29.03.02
28.06.02
30.09.02
31.12.02
31.03.03
30.06.03
30.09.03
31.12.03

Inclusion in 4Q03 of "credit" risk, previously included and netted in the "interest rate" risk

BNP PARIBAS

Main Equity investments as at 31.12.03

	ACTIVITY	% hold[1]	Country	Market value (in million Euros)
Controlling interest / Lead				
Eiffage	French leader in construction	29.4	France	403
Carbone Lorraine	One of the worldwide leader in carbone-based parts manufacturer	21.0	France	68
Evialis (ex GNA)	French leader in animal food	63.3	France	50
Diana	Natural ingredients for food and pharmaceutical industries	100.0	France	Not listed
Keolis (ex GTI)	French leader in public transportation	48.7	France	Not listed [2]
Main minority stakes				
SR Téléperformance	Telemarketing, marketing services and health communication	9.8	France	58
LDC	3rd French manufacturer of poultry and leader in battery poultry	4.6	France	17
Bormioli Rocco	Italian leader (3rd in Europe) for glass packaging and homewares	6.8	Italy	Not listed
Bouygues Telecom	Mobile phone network	6.5	France	Not listed
Dicobel	Automotive glass repair and replacement	30.0	Benelux	Not listed
Other equity investments				
Pargesa (Cobepa)	Holding of GBL and Parfinance	14.7	Benelux	520
Aegon (Cobepa)	Insurance company	0.2	Benelux	40

(1) Including minority interests and before dilution
(2) Pre agreed sale terms